As filed with the Securities and Exchange Commission on April 15, 2011

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ENVIVIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	3663	94-3353255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

400 Oyster Point Boulevard, Suite 325

South San Francisco, California 94080

(650) 243-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Julien Signès

President and Chief Executive Officer

400 Oyster Point Boulevard, Suite 325

South San Francisco, California 94080

(650) 243-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq.	Jeffrey T. Hartlin, Esq.
Greg L. Pickrell, Esq.	Paul, Hastings, Janofsky & Walker LLP
James J. Masetti, Esq.	1117 S. California Avenue
Pillsbury Winthrop Shaw Pittman LLP	Palo Alto, California 94304
2475 Hanover Street
Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, $0.001 par value per share	$69,000,000	$8,011

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2011

PRELIMINARY PROSPECTUS

            Shares

Common Stock

$             per share

This is Envivio, Inc.’s initial public offering. We are offering             shares of our common stock.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares of our common stock. After pricing of the offering, we expect that the shares will trade on the Nasdaq Global Market under the symbol “ENVI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

		Per Share		Total
Initial public offering price	$		$
Underwriting discount	$		$
Proceeds, before expenses, to us	$		$

These securities are not deposits, savings accounts, or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We have granted the underwriters the right to purchase up to an additional             shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Stifel Nicolaus Weisel	Piper Jaffray

Needham & Company, LLC	William Blair & Company

The date of this prospectus is                     , 2011.

Through and including                     (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from or in addition to that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

In this prospectus, “Company,” “we,” “us,” and “our” refer to Envivio, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option. The name “Envivio” is our trademark. We have trademark applications pending for “Envivio Genesis” and “Envivio Halo” in the United States. This prospectus also contains trademarks and trade names that are the property of their respective owners.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering, and our consolidated financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under “Risk Factors.”

Our Business

Overview

We are a leading provider of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers. Based on our unique video compression and advanced IP video networking technologies, our solution is designed to enable service providers and content providers to offer high-quality video anytime, anywhere across a broad array of video formats, networks, consumer devices and operating systems. We refer to this video experience as TV without Boundaries. Our software-based solution runs on industry-standard hardware and includes encoders, transcoders, network media processors and video gateways, all controlled through our network management system.

We enable service providers and content providers to deliver linear broadcast and on-demand video services to their customers via multiple screens, such as tablets, smartphones, netbooks, laptops, PCs and TVs. We offer service providers and content providers the ability to deliver high-quality video to their customers either across their managed networks or outside the boundaries of their network over the open Internet, referred to as over-the-top, or OTT. Our customers include mobile and wireline telecommunications service providers, cable multiple system operators, or MSOs, direct broadcast satellite service providers, or DBSs, and content providers, which includes broadcasters and content publishers, owners, aggregators and licensees. We have sold our solution to over 220 end-customers to date in over 50 countries. We distribute our products and solutions globally through a network of channel partners, which includes leading telecommunications systems integrators throughout the world, as well as through our own direct sales force.

Industry Background

In the early 1990s, consumers began to experience the first digital TV technology evolution when it became possible to transmit significantly more TV channels while utilizing the same amount of bandwidth compared to analog TV. As a result, new service offerings emerged such as direct broadcast satellite TV and digital cable TV, and the channel offerings available to consumers grew from a few channels to hundreds of channels. In the mid 2000s, the second wave of digital TV technology evolution began, fueled by new connected devices and increased access to broadband Internet through wireless and wireline networks. As this technology matured, it became possible for service providers and content providers to deliver video content to a broad array of devices over mobile and broadband networks. This new era of digital TV technology enables service providers and content providers to deliver, and consumers to enjoy, a high-quality video experience anytime, anywhere.

We believe the growth in demand for TV without Boundaries is being driven by several key consumer trends, including demand for increased quality and quantity of video content, demand for video-enabled Internet Protocol, or IP, connected devices, growth in global broadband users and the shift in how video is consumed in the home. Service providers and content providers must continue to launch innovative new service offerings in order to address evolving consumer trends. Traditional telecommunications service providers are competing with MSOs and DBSs by offering bundled services where consumers can enjoy a single service package and monthly bill covering broadband Internet, voice and video services, or triple play, and additionally bundling mobile as a fourth service, or quad play. Service providers who also operate mobile networks can leverage their dual-network presence to offer innovative video services. Broadcasters and content owners, including BBC, CBS and ESPN, have broadened their means of distribution to consumers beyond the linear broadcast business model to include direct OTT distribution. In addition, new business models from emerging content providers, including Hulu, Netflix and Sezmi, have circumvented traditional video delivery models to reach consumers directly via OTT delivery.

Limitations of Existing Technologies

We believe that existing technologies designed to enable video delivery are largely either engineered solely for broadcast-centric applications serving standard TVs or engineered solely for web delivery of content. Products designed only for broadcast-centric applications do not address the growing diversity of devices and networks, and products designed only for web delivery of content do not address the technical requirements of traditional broadcast TV or provide the quality, reliability and manageability expected by service providers. Although the video delivery models of service providers and content providers historically have had different offerings, consumers are increasingly demanding a similar video experience across all of their devices. As video service offerings converge and traditional video delivery solutions attempt to address the needs of their end users in a single solution, the delivery of video increasingly requires new architectures which can accommodate delivery of high-quality video across multiple networks to multiple devices with the flexibility to adapt to a rapidly evolving market.

The Envivio Solution

Our software-based solution enables the delivery of a converged multi-screen service across mobile, broadband, managed or open networks, allowing service providers and content providers to offer consumers the same high-quality experience across multiple devices and networks. We utilize a unified software architecture that provides a flexible video delivery platform to service and content providers. We believe our software-based solution offers the following key benefits to our customers:

•

Provides a high-quality video experience – We have designed a solution that enables the delivery of video to consumers to multiple screens while maintaining a high-quality video experience through advanced video encoding algorithms, networking and adaptive streaming technologies irrespective of whether video is delivered across mobile networks, managed video networks or OTT.

•

Addresses complexities of multi-screen video delivery with high reliability – Our solution addresses the complexities of the service provider and content provider ecosystem by providing a platform to effectively enable delivery of video over mobile and IP networks to a wide array of device and operating system combinations in a number of display formats and resolutions.

•

Ingests and delivers video in a broad array of formats – Our software-based solution is compatible with all major video formats across all major codecs, resolutions, frame rates, bitrates and transport profiles. We accommodate the transport of video through different networks, such as broadband and mobile networks, or traditional cable and satellite broadcast networks.

•

Optimizes video distribution architecture – Our solution is designed to optimize bandwidth and to ensure that video is delivered to the consumer in a highly efficient manner. Our solution adapts video content at each edge location distributed throughout the network, eliminating the need for service providers to repetitively deliver the same video content in different formats from the core of the network to the edge, which consumes valuable capacity and resources.

Our video processing and distribution solution is based on a suite of products built upon a proprietary software platform that we have developed over more than a decade. By combining this proprietary software platform, which conforms to international telecommunications standards, with the latest generation of industry-standard servers and other third-party products, we have created an innovative suite of video delivery products addressing multi-screen video applications.

Our Growth Strategy

Our objective is to become the leading multi-screen video delivery solution to service providers and content providers. The key elements of our growth strategy are:

•

Continued innovation of our software-based, multi-screen solution – We intend to leverage our core IP video technology strength to develop new products with enhanced software-based capabilities to further demonstrate the value of our solution and increase our long-term revenue opportunities.

•

Increase our share of our customers’ network footprint – We intend to expand our relationships with our customers by offering additional products, including the addition of mobile or IPTV capabilities or the extension of our services to new geographies or content offerings.

•

Maximize our sales distribution capabilities to add new customers – We intend to further broaden our customer and geographic presence through expanded channel partnerships with new and existing partners. We also intend to further develop our direct sales capabilities to capitalize on the emerging and rapidly growing OTT market.

•	Extend our solution through complementary products – We intend to develop new products and features for our customers through internal development, potential acquisitions and partnerships.

Risks to our Business

Our business is subject to numerous risks and uncertainties, including those identified in “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We compete in rapidly evolving markets and have a limited operating history, which make it difficult to predict our future operating results. In addition, we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include the capital spending patterns of our customers, our dependence on our channel partners, our lengthy sales cycle, our reliance on a limited number of suppliers and our competition.

Corporate Information

We were founded in 2000. Our principal executive offices are located at 400 Oyster Point Blvd., Suite 325, South San Francisco, California 94080, and our telephone number is (650) 243-2700. As of January 31, 2011, we had 117 full-time employees. Our website address is www.envivio.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	The underwriters have an option to purchase a maximum of additional shares of common stock to cover over-allotments, if any. All of the shares subject to the option would be sold by us. The underwriters could exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds	We intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in research and development and for capital expenditures. In addition, we may use a portion of the net proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. However, we do not have agreements for any material acquisitions at this time. See “Use of Proceeds.”
Risk Factors	See “Risk Factors” beginning on page 7 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“ENVI”

The number of shares of common stock that will be outstanding after this offering is based on 171,679,778 shares outstanding as of January 31, 2011, and excludes:

•	20,546,889 shares of common stock issuable upon the exercise of options outstanding as of January 31, 2011, at a weighted average exercise price of $0.04 per share;
•

7,420,804 shares of common stock that were issued through the exercise of options by issuances of notes, but were not included in stockholders’ equity (deficit) as these shares are subject to repurchase by us;

•

360,000 shares of common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, which warrants will convert into warrants to purchase common stock immediately prior to the completion of this offering, at a weighted average exercise price of $1.25 per share; and

•

1,053,079 shares of common stock reserved for future issuance under our 2010 Stock Incentive Plan and              shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2011 Stock Incentive Plan, which will become effective in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;
•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 42,381,371 shares of common stock, effective immediately prior to the completion of this offering;
•	the conversion of all outstanding shares of our Series 1 common stock into an aggregate of 9,894,156 shares of common stock, effective immediately prior to the completion of this offering; and
•	no exercise by the underwriters of their over-allotment option to purchase up to additional shares of common stock from us.

In addition, unless otherwise indicated, all share numbers presented in this prospectus do not give effect to the 1-for-    reverse stock split that will be effected prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated statement of operations data for fiscal years ended January 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of January 31, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,
	2009	2010	2011
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$18,664	$16,288	$30,004
Cost of revenue	10,085	7,482	11,504

Gross profit	8,579	8,806	18,500
Operating expenses:
Research and development	7,878	4,908	5,152
Sales and marketing	9,698	6,980	8,886
General and administrative	5,840	5,309	6,449

Total operating expenses	23,416	17,197	20,487

Loss from operations	(14,837)	(8,391)	(1,987)
Interest expense, net	(1,557)	(850)	(270)
Other income (expense), net	695	86	(61)

Loss before provision for income taxes	(15,699)	(9,155)	(2,318)
Provision for income taxes	70	22	167

Net loss	(15,769)	(9,177)	(2,485)
Deemed dividend on convertible preferred stock	—	—	(2,286)

Net loss attributable to common stockholders	$(15,769)	$(9,177)	$(4,771)

Net loss per share of common stock, basic and diluted (1)	$(2.84)	$(1.62)	$(0.06)

Shares used in computing net loss per share of common stock, basic and diluted (1)	5,543,689	5,661,128	82,591,441

Pro forma net loss per share of common stock, basic and diluted (unaudited) (1)			$(0.04)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited) (1)			129,061,385

	As of January 31, 2011
	Actual	Pro Forma (2)	Pro Forma as Adjusted (3) (4)
		(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,017	$10,017	$—
Working capital	2,283	2,283	—
Total assets	26,751	26,751	—
Warrant liability	196	—	—
Convertible preferred stock	31,421	—	—
Total stockholders’ equity (deficit)	(28,915)	2,702	—

(1)	Please see Note 9 to our audited consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock and pro forma net loss per share of common stock.

(2)	The pro forma column in the consolidated balance sheet data table above reflects the conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the completion of this offering and the resulting reclassification of the warrant liability to additional paid-in capital.

(3)	The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) the conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the completion of this offering, (ii) the resulting reclassification of the warrant liability to additional paid-in capital and (iii) the receipt of the net proceeds from the sale of shares of common stock offered by us in this offering at a price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million assuming a price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to our Business

We depend on the capital spending of telecommunications, cable and satellite service providers, as well as broadcast, media and Internet content providers for a substantial majority of our revenue and any material decrease or delay in capital spending in these industries would negatively impact our operating results, financial condition and cash flows.

A substantial majority of our historical revenue has been derived from sales to telecommunications, cable and satellite service providers, as well as, more recently, the emerging broadcast, media and Internet content providers. We expect that revenue from all of these markets will constitute a substantial majority of our revenue for the foreseeable future. Because many of our customers in these markets purchase our products in connection with constructing and upgrading their architecture and systems, demand for our products will depend on the magnitude and timing of capital spending by our customers.

Our customers’ capital spending patterns are dependent on a variety of factors, including:

•	the impact of industry consolidation;
•	overall demand for communication services and consumer acceptance of new video and data services;
•	competitive pressures, including pricing pressures;
•	access to financing;
•	general economic conditions;
•	annual capital spending budget cycles of each of the industries that our customers serve;
•	federal, local and foreign government regulation of telecommunications and television broadcasting;
•	evolving industry standards and network architectures; and
•	discretionary consumer spending patterns.

In the past, specific factors contributing to reduced capital spending by our customers have included:

•	uncertainty related to the development of digital video industry standards;
•	delays in the evaluation of new services, standards and system architectures by many operators;
•	emphasis by operators on generating revenue from existing customers, rather than from new customers through new construction or network upgrades;
•	a reduction in the amount of capital available to finance projects;
•	proposed and completed business combinations and divestitures by our customers and the length of regulatory review thereof; and
•	bankruptcies and financial restructuring of customers.

Further, we have a number of international customers to whom sales are denominated in U.S. dollars. The value of the U.S. dollar fluctuates significantly against many foreign currencies, which includes the local currencies of many of our international customers. If the U.S. dollar appreciates relative to the local currencies of our customers, then the prices of our products correspondingly increase for such customers. Such an effect could adversely impact the sale of our products to such customers and result in longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition in the affected countries. Further, if the U.S. dollar were to weaken against many major currencies, there can be no assurance that a weaker dollar would lead to growth in capital spending.

As a result of these capital spending issues, we may not be able to maintain or increase our revenue in the future, and our operating results, financial condition and cash flows could be materially and adversely affected.

We have incurred significant losses since inception and may continue to incur losses in the future.

We have incurred significant losses since our inception, including net losses of $15.8 million, $9.2 million and $2.5 million during fiscal years 2009, 2010 and 2011, respectively. As of January 31, 2011, we had an accumulated deficit of $79.0 million. These losses have resulted principally from costs incurred in our research and development programs and sales and marketing programs. We may continue to incur operating losses for at least the foreseeable future as a result of the expenses associated with the continued development and expansion of our business, including expenditures to hire additional sales and marketing personnel. Additionally, following the completion of this offering, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. We may also increase our research and development expenses. Our ability to attain profitability in the future will be affected by, among other things, our ability to execute on our business strategy, the continued acceptance of our products, the timing and size of customer orders, the average sales prices of our products, the costs of our products, and the extent to which we invest in our sales and marketing, research and development, and general and administrative resources. Even if we achieve profitability, we may not be able to sustain or increase our profitability. As a result, our business could be harmed and our stock price could decline.

We rely on systems integrators, who serve as our channel partners, for a significant portion of our revenue, and disruptions to, or our failure to develop and manage, our relationships with these channel partners and the processes and procedures that support them could materially and adversely affect our business.

We generate a significant portion of our revenue through sales to channel partners, principally to assist us with the integration of our software-based solution with other third-party products to provide a tailored solution for the end-customer. We expect that these sales to channel partners will continue to generate a significant percentage of our revenue in the future. Accordingly, our future success is highly dependent upon establishing and maintaining successful relationships with a variety of channel partners.

We do not have long-term contracts or minimum purchase commitments with any of our channel partners, and our contracts with these parties do not prohibit them from purchasing or offering products or services that compete with ours. Some of our competitors may have stronger relationships with certain of our channel partners than we do, and may also provide incentives to these customers to persuade them to favor our competitors’ products or, in effect, to prevent or reduce sales of our products. Our channel partners may independently choose not to purchase or offer our products. Many of our channel partners are small, are based in a variety of international locations and may have relatively unsophisticated processes and limited financial resources to conduct their business. Any significant disruption to our sales to these channel partners, including as a result of the inability or unwillingness of these channel partners to continue purchasing our products, or their failure to properly manage their business with respect to the purchase of and payment for our products, could materially and adversely impact our business, operating results, financial condition and cash flows. Establishing relationships with new channel partners and training them in our solution requires significant time and resources. Our failure to continue to establish or maintain successful relationships with channel partners could likewise materially and adversely affect our operating results, financial condition and cash flows.

Our sales cycles can be long and unpredictable. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our sales is difficult to predict. Our sales efforts involve educating our customers about the use and benefits of our software-based solution, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our software-based solution. Customers, particularly in the cable, satellite and telecommunications industries, typically undertake a significant evaluation process, which frequently involves not only our products but also those of our competitors and can result in a lengthy sales cycle. We spend substantial time, effort and money on our sales efforts without any assurance that such efforts will produce any sales. In addition, purchases of our products are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. The length of a customer’s deployment period may directly affect the timing of any subsequent purchase of additional products by that customer. In addition, once we deliver our software-based solution to our customers, we may not be able to recognize revenue for the sale until the customer completes its acceptance procedures. If sales expected from a specific customer for a particular quarter are not realized or completed in that quarter or at all, our operating results, financial condition and cash flows could be materially and adversely affected.

Our operating results are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline.

Our operating results have fluctuated in the past and are likely to continue to fluctuate in the future, on an annual and a quarterly basis, as a result of several factors, many of which are outside of our control. Some of the factors that may cause these fluctuations include:

•	the level and timing of capital spending of our customers, both in the United States and in foreign markets, due in part to access to financing, including credit, for capital spending;
•	economic and financial conditions specific to the telecommunications, cable and satellite service providers, as well as broadcast, media and Internet content providers;
•	changes in market demand for our products or our customers’ services or products;
•	the timing and amount of orders, especially from significant customers;
•	increases and decreases in the number and size of relatively larger transactions, and projects in which we are involved, from quarter to quarter;
•	the timing of revenue recognition with respect to certain of our sales arrangements, which may include multiple deliverables and timing of customer acceptance;
•	the timing of completion of our customers’ projects;
•	competitive market conditions, including pricing actions by our competitors;
•	the level and mix of our international revenue;
•	new product introductions by our competitors or by us;
•	changes in domestic and international regulatory environments affecting our business;
•	market acceptance of our new or existing products;
•	the impact of new revenue recognition accounting standards, which became effective for us beginning in fiscal 2012;
•	the evaluation of new services, new standards and system architectures by our customers;
•	the cost and availability to us of components and subassemblies;
•	the mix of our customer base, by industry and size, and sales channels;
•	the mix of our products sold and the effect it has on gross margins;
•	changes in our operating and extraordinary expenses, such as litigation expenses and settlement costs;
•	write-downs of inventory and investments;
•	the impact of applicable accounting guidance that requires us to record the fair value of stock options, restricted stock units and employee stock purchase plan awards as compensation expense;
•

changes in our effective tax rate, including as a result of changes in our valuation allowance against our deferred tax assets, changes in our effective state tax rates, including as a result of apportionment, and changes in our mix of domestic versus international revenue, as well as proposed amended tax rules related to the deferral of foreign earnings and compliance with foreign tax rules;

•

the impact of applicable accounting guidance on accounting for uncertainty in income taxes that requires us to establish reserves for uncertain tax positions and accrue potential tax penalties and interest;

•	the timing of any acquisitions and the financial impact of any such acquisitions;
•

the impact of applicable accounting guidance on business combinations that requires us to record charges for certain acquisition related costs and expenses and generally to expense restructuring costs associated with a business combination subsequent to the acquisition date; and

•	general economic conditions.

We often recognize a substantial portion of our quarterly revenue in the last month of the quarter. We establish our expenditure levels for product development and other operating expenses based on projected revenue levels for a specified period, and expenses are relatively fixed in the short term. Accordingly, even small variations in timing of revenue or revenue recognition, particularly with respect to large individual transactions, can cause significant fluctuations in operating results in a particular quarter.

As a result of these factors and other factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline.

We need to develop and introduce new and enhanced products in a timely manner to meet the needs of our customers and to remain competitive.

All of the markets we address are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must continually design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability and meet our customers’ changing needs. However, we may not be successful in those efforts if, among other things, our products:

•	are not cost effective;
•	are not brought to market in a timely manner;
•	are not in accordance with evolving industry standards and architectures;
•	fail to meet market acceptance or customer requirements; or
•	are ahead of the market.

Our encoding products are based on industry video compression standards, which can change rapidly. For example, encoding products based on the MPEG-2 compression standards are being increasingly replaced by encoding products based on newer standards, such as MPEG-4 AVC/H.264, that have been recently adopted and provide significantly greater compression efficiency, thereby making more bandwidth available to operators. The availability of more bandwidth is particularly important to those operators seeking to launch, or expand, HDTV services. We have developed and launched products, including HD encoders, based on these new standards in order to remain competitive, and are continuing to devote considerable resources to these efforts. As industry standards continue to evolve, however, we must continue to devote significant resources to address these evolving standards. Our efforts to address these evolving standards may not be successful in the future, or at all, and we may be unable to compete effectively in our target markets when new industry standards are established.

In order to successfully develop and market certain of our planned products, we may be required to enter into technology development or licensing agreements with third parties. We cannot assure you that we will be able to enter into any necessary technology development or licensing agreements on reasonable terms, or at all.

If we fail to develop and market new and enhanced products in a timely manner, our operating results, financial condition and cash flows could be materially and adversely affected.

The average sales prices of our products may decrease.

The average sales prices for our products may decline for a variety of reasons, including competitive pricing pressures, a change in our mix of products, anticipation of the introduction of new products or promotional programs. The markets in which we compete are highly competitive and we expect this competition to increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products. For example, some of our large competitors who provide systems integration may offer video headends at very low prices or on a bundled basis. Furthermore, average sales prices for our products may decrease over product life cycles. A decline in our average sales prices in excess of our expectations may harm our operating results, financial condition and cash flows.

We expect gross margin to vary over time, and our level of gross margin may not be sustainable.

Our level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

•	increased price competition;
•	changes in customer or product and service mix;
•	introduction of new products;
•	our ability to reduce production costs;
•	increases in material or labor costs;
•	excess inventory, inventory holding charges and obsolescence charges;
•	the timing of revenue recognition and revenue deferrals;
•	changes in our distribution channels or arrangements with our channel sales partners;
•	increased warranty costs; and
•	inbound shipping charges.

As a result of any of these factors, or other factors, our gross margin may be adversely affected, which in turn would harm our operating results.

Our customer base is concentrated, and we are regularly involved in relatively large transactions. The loss of one or more of our key customers, or a failure to diversify our customer base, as well as a decrease in the number of such larger transactions, could harm our business.

Historically, a majority of our revenue has been derived from relatively few customers. Sales to our ten largest customers in fiscal 2011 together accounted for approximately 63% of our total revenue. In fiscal 2011, three of our customers who are our channel partners directly accounted for 11%, 12% and 12%, respectively, of our total revenue. In fiscal 2009 and 2010, one of these large customers directly accounted for 19% and 13%, respectively, of our total revenue. In addition, two other customers accounted for 15% and 12% of our total revenue in fiscal 2010. We expect to see continuing industry consolidation and customer concentration. At the same time, we are currently targeting large customer accounts, which if successful, could increase our concentration risk on an even smaller group of customers. Even if we are successful in selling a large volume of products to these large potential customers, we may not be able to continue to sell such large volumes to these customers, which could cause our operating results to fluctuate significantly and decline.

Additionally, we do not enter into long-term contracts or purchase commitments with our customers, and we have no contractual arrangements for future sales of our products to existing customers. We sell our solution by entering into purchase orders with our customers. The loss of one or more of our significant customers, any material reduction in orders by any significant customer, or our failure to qualify our new products with a significant customer could materially and adversely affect our operating results, financial condition and cash flows. In addition, we are involved in most quarters in one or more large individual transactions, including, from time to time, projects in which we act similar to a systems integrator. A decrease in the number of larger individual transactions in which we are involved in any quarter could adversely affect our operating results for that quarter.

We rely on a single third party to manufacture our products, and depend on it for the supply and quality of our products.

We outsource the manufacturing of our products to a single manufacturer and are, therefore, subject to the risk that our third-party manufacturer does not provide our customers with the quality and performance that they expect from our products. Our manufacturer may not view fulfilling our orders a priority in the event it is constrained in its ability to fulfill all of its customer obligations in a timely manner. In addition, if we need to increase our manufacturing capacity beyond what our current manufacturer is able to provide, we may not be able to meet customer demand on a timely basis. If we are required, or we desire, to replace our manufacturer or add an additional manufacturer, we may need to expend a considerable amount of resources, time and money to locate another manufacturer, and as a result, we may experience a delay in our ability to meet customer demand during the transition process. We place manufacturing orders on a purchase order basis, with no long-term contract. If we are unable to fulfill customer demand, we may lose revenue opportunities and our reputation could suffer. In addition, we must also predict the number of products that we will require. If we underestimate our requirements, our manufacturer may have inadequate materials and components required to produce our products. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenue. Quality or performance failures of our products or changes in our manufacturer’s financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material and adverse effect on our operating results, financial condition and cash flows.

We use several key components and subassemblies in our products that are supplied from a single source or a limited number of sources. The loss of any of these suppliers may cause us to incur additional transition costs, result in delays in the manufacturing and delivery of our products, or cause us to carry excess or obsolete inventory and could cause us to redesign our products.

While supplies of our components are generally available from a variety of sources, we currently depend on a single source or limited number of sources for several components for our products. We have also entered into license agreements with some of our suppliers for technologies that are used in our products, and the termination of these licenses, which can generally be done on relatively short notice without penalty, could have a material adverse effect on our business. If we lost any of these suppliers and licensors, we could be required to transition to a new supplier or licensor, which could increase our costs, result in delays in the manufacturing and delivery of our products or cause us to carry excess or obsolete inventory, and we could be required to redesign our hardware and software in order to incorporate components or technologies from alternative sources.

In addition, even for certain components for which there are multiple sources, we are subject to potential price increases and limited availability due to market demand for such components. An increase in demand for components and subassemblies that we use could cause shortages of these parts and cause an increase in the costs of these parts. If such shortages occur in the future, our business would be adversely affected. We carry very little inventory of our products, and we and our manufacturer rely on our suppliers to deliver necessary components in a timely manner. We and our manufacturer rely on purchase orders rather than long-term contracts with these suppliers, and as a result, even if available, we or our manufacturer may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, may not be able to meet customer demands for our products, which could have a material and adverse effect on our operating results, financial condition and cash flows.

Our products include third-party technology and intellectual property, and our inability to use that technology in the future could harm our business.

We incorporate certain third-party technologies, including software programs, into our products, and intend to utilize additional third-party technologies in the future. Licenses to relevant third-party technologies or updates to those technologies may not continue to be available to us on commercially reasonable terms, or at all. In addition, the technologies that we license may not operate properly or as specified, and we may not be able to secure alternatives in a timely manner, either of which could harm our business. We could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our products, and we may not be able to do so at all. These delays, or a failure to secure or develop adequate technology, could materially and adversely affect our operating results, financial condition and cash flows.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and materially and adversely affect our operating results, financial condition and cash flows.

In the future we may acquire other businesses, products or technologies. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. We may also face additional challenges, because acquisitions entail numerous risks, including:

•	difficulties in the integration of acquired operations, technologies and/or products;
•	unanticipated costs associated with the acquisition transaction;

•	the diversion of management’s attention from the regular operations of the business and the challenges of managing larger and more widespread operations;
•	adverse effects on new and existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited prior experience;
•	the potential loss of key employees of acquired businesses; and
•	delays in realizing or failure to realize the anticipated benefits of an acquisition.

Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and may in the future continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

•	issue equity securities, which would dilute current stockholders’ percentage ownership;
•	incur substantial debt;
•	incur significant acquisition-related expenses;
•	assume contingent liabilities; or
•	expend significant cash.

We or our customers may face intellectual property infringement and other claims from third parties.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the telecommunications industry have extensive patent portfolios. From time to time, third parties may assert in the future, patent, copyright, trademark and other intellectual property rights against us or our customers. Our suppliers and their customers, including us, may have similar claims asserted against them. Any future intellectual property litigation, regardless of its outcome, could result in substantial expense and significant diversion of the efforts of our management and technical personnel. An adverse determination in any such proceeding could subject us to significant liabilities, temporary or permanent injunctions or require us to seek licenses from third parties or pay royalties that may be substantial. Furthermore, necessary licenses may not be available on terms satisfactory to us, or at all. An unfavorable outcome on any such litigation matter could require that we pay substantial damages or ongoing royalty payments or could prohibit us from selling certain of our products. Any such outcome could have a material adverse effect on our operating results, financial condition and cash flows.

Our suppliers and customers may have intellectual property claims relating to our products asserted against them. We have agreed to indemnify some of our suppliers and customers for patent infringement relating to our products. The scope of this indemnity varies, but, in some instances, includes indemnification for damages and expenses, including reasonable attorney’s fees, incurred by the supplier or customer in connection with such claims. If a supplier or customer seeks to enforce a claim for indemnification against us, we could incur significant costs defending against the underlying claim. An adverse determination in such a proceeding could subject us to significant liabilities.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. These protections may not be available in all cases or may be inadequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Our competitors may independently develop technologies that are substantially equivalent, or superior, to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, our proprietary rights may not be adequately protected because the laws of other countries in which we market our products, such as some countries in the Asia Pacific region, may offer little or no protection for our proprietary technologies.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating our intellectual property.

We have a limited patent portfolio. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or future foreign patent applications will be approved;
•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties;
•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;
•	the patents of others will not have an adverse effect on our ability to do business; or
•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

The failure to obtain patents with claims of a scope necessary to cover our technology, or the invalidation of our patents, or our inability to protect any of our intellectual property, may weaken our competitive position and may materially and adversely affect our operating results, financial condition and cash flows.

Our products incorporate complex technology and may contain defects or errors, which could negatively affect the performance of our solution and could harm our reputation and adversely affect our business.

Our products incorporate complex technology that must operate with a significant number and types of devices, which attempt to run new and complex applications in a variety of environments that utilize different communication industry standards. Our products have contained and may in the future contain defects or errors. In some cases, these defects or errors have delayed the introduction of our new products. Some errors in our products may only be discovered after a product has been installed and used by customers. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our development efforts and cause customer relations problems. We may also be subject to liability claims for damages related to product errors or defects. While we carry insurance policies covering these types of liability claims, which we believe to be reasonable for the level of our business activity, these policies may not provide sufficient protection in the event of a liability claim. Moreover, errors in our products are most prevalent when new products are introduced into the market. Any errors or defects discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers, damage to our brand and reputation, and increased service and warranty cost, any of which could materially and adversely affect our operating results, financial condition and cash flows.

We incorporate third-party hardware into our products which could cause errors or failures of our solution and damage our reputation.

We incorporate hardware purchased from third parties into our products. This hardware may contain errors or defects, which in turn could result in errors or a failure of our solution. We may not learn of these hardware errors or defects until after we have shipped our solution to our customers. Errors or defects in the third-party hardware that we incorporate into our products could significantly damage our reputation, even though we did not cause these errors or defects, which could have a material and adverse effect on our operating results, financial condition and cash flows.

Our ability to sell our products is highly dependent on the quality of our support and service offerings, and our failure to offer high-quality support and services would harm our operating results and reputation.

Once our products are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, it would adversely affect our ability to sell our products to existing customers and would harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Any failure to maintain high-quality support and services could materially and adversely affect our operating results, financial condition and cash flows.

We will incur significant increased costs as a result of operating as a public company, our management has limited experience managing a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the Dodd-Frank Act of 2010, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, or Nasdaq, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal, accounting and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management time on compliance-related issues.

If we are unable to successfully remediate the material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the audit of our consolidated financial statements for the fiscal year ended January 31, 2011, our management and independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of January 31, 2011 in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Our management and independent registered public accounting firm identified a material weakness related to our ability to properly record certain revenue transactions in accordance with software revenue recognition guidance for the fiscal year ended January 31, 2011. This deficiency resulted in a more than remote likelihood that a material misstatement of our annual and interim financial statements would not be prevented or detected. As a result, audit adjustments to our financial statements were identified during the course of the audit. In an effort to remediate this material weakness, we intend to hire additional finance and accounting personnel with the appropriate expertise and experience, and further develop and document our accounting policies and financial reporting procedures around our revenue recognition practices for fiscal 2012. For example, we recently hired a new assistant controller. In addition, we have retained consultants to assist with our implementation of new revenue recognition accounting guidance related to multiple-element arrangements that we adopted as of February 1, 2011 and to advise us on making further improvements to our internal controls related to revenue recognition in the future. We cannot assure you that we will be successful in these efforts or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934, or the Exchange Act, or Section 404 of the Sarbanes-Oxley Act after this offering. The standards required for a Section 404 assessment under the Sarbanes-Oxley Act will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer.

Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could materially and adversely affect our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent registered public accounting firm.

We have a limited operating history, which makes it difficult to predict our future operating results.

We were incorporated in January 2000 and began commercial shipments of our products in 2001. As a result of our limited operating history, it is very difficult to forecast our future operating results. We face challenges in our business and financial planning as a result of the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to more mature companies with longer operating histories. In addition, we typically sell our products on a purchase order basis, and not under long-term contracts, which means we do not have extended visibility into our future levels of revenue. These uncertainties make it difficult to predict our future operating results. If the assumptions we use to plan our business are incorrect or change in reaction to a change in our markets, our operating results, financial condition and cash flows could be materially and adversely affected.

We must increase market awareness of our software-based solution and develop and expand our sales channels, and if we are unsuccessful, our operating results, financial condition and cash flows could be materially and adversely affected.

We must improve the market awareness of our software-based solution and expand our relationships with our channel partners in order to increase our revenue. We intend to continue to add personnel and to expend resources in our sales and marketing functions as we focus on expanding awareness of our software-based solution. Further, we believe that we must continue to develop our relationships with new and existing channel partners to effectively and efficiently extend our geographic reach and market penetration. Our efforts to improve our sales could result in a material increase in our sales and marketing expense and general and administrative expense, and there can be no assurance that such efforts will be successful. If we are unable to significantly increase the awareness of our software-based solution, expand our relationships with channel partners, or effectively manage the costs associated with these efforts, our operating results, financial condition and cash flows could be materially and adversely affected.

We depend significantly on our international revenue and are subject to the risks associated with international operations, which may negatively affect our operating results.

Revenue derived from customers outside of the United States in fiscal years 2009, 2010 and 2011 represented 87%, 92% and 77% of our revenue, respectively. We expect that international revenue will continue to represent a similar substantial percentage of our revenue for the foreseeable future. Our international operations and our efforts to maintain and increase revenue in international markets are subject to a number of risks, which are generally greater with respect to emerging market countries, including the impact on our business and operating results of:

•	general economic conditions in international economies, which may adversely affect our customers’ capital spending;
•	changes in foreign government regulations and standards;
•	import and export license requirements, tariffs, taxes and other trade barriers;
•	fluctuations in currency exchange rates;
•	a significant reliance on distributors, resellers and other third parties to sell our products and solutions, particularly in emerging market countries;
•	difficulty in collecting accounts receivable, especially from smaller customers and resellers, particularly in emerging market countries;
•	compliance with the United States Foreign Corrupt Practices Act, or FCPA, and the Office of Foreign Asset Control regulations, particularly in emerging market countries;
•	the burden of complying with a wide variety of foreign laws, treaties and technical standards;
•	fulfilling “country of origin” requirements for our products for certain customers;
•	difficulty in staffing and managing foreign operations;
•	political and economic instability, including risks related to terrorist activity, particularly in emerging market countries;
•	changes in economic policies by foreign governments;
•	lack of basic infrastructure, particularly in emerging market countries;
•	availability of credit, particularly in emerging market countries; and
•	impact of the recent escalating social and political unrest, particularly in the Middle East.

In the past, certain of our international customers accumulated significant levels of debt and have undertaken reorganizations and financial restructurings, including bankruptcy proceedings. Even where these restructurings have been completed, in some cases these customers have not been in a position to purchase new equipment at levels we had seen in the past.

Furthermore, payment cycles for international customers are typically longer than those for customers in the United States. Unpredictable payment cycles could cause us to fail to meet or exceed the expectations of securities analysts and investors for any given period.

The effect of one or more of these international risks could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

While our international revenue has typically been denominated in U.S. dollars, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in revenue or profitability from sales in that country. A portion of our overall expenses, primarily from our research and development facility in France, is denominated in Euros, which subjects us to increased foreign currency risk. We currently do not enter into hedging arrangements to minimize the impact of foreign currency fluctuations. Our exposure to foreign currency fluctuation may change over time as our business practices evolve and could have a material adverse impact on our financial condition and results of operations. Gains and losses on the conversion to U.S. dollars of accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in operating results.

Our use of and reliance on research and development resources in France may expose us to unanticipated costs or events.

We have a significant research and development center in France and, in recent years, have increased headcount and development activity at this facility. Our research and development efforts and other operations in France involve significant risks, including:

•	difficulty hiring and retaining appropriate engineering personnel due to competition for such limited resources;
•	a disruption in relations with our employees;
•	fluctuations in currency exchange rates between the Euro and the U.S. dollar; and
•	compliance with regulatory requirements, including local employment regulations and organized labor.

Difficulties resulting from the factors above and other risks related to our operations in France could expose us to increased expense, impair our development efforts and harm our competitive position.

If we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results could be negatively affected.

Our future growth, if it occurs, could place significant demands on our management, infrastructure and other resources. We may need to increasingly rely on information technology systems, some of which we do not currently have significant experience in operating, to help manage critical functions. Some of our critical information technology systems are hosted by third parties, and we may have interruptions in our ability to access these systems in a timely manner, which could disrupt our business. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results may be negatively impacted. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenue, expenses and earnings, or to prevent certain losses. Any future growth would add complexity to our organization and require effective coordination within our organization. Failure to manage any future growth effectively could result in increased costs and harm our business.

If demand for our products increases more quickly than we expect, we may be unable to meet our customers’ requirements.

If demand for our products increases, the difficulty of accurately forecasting our customers’ requirements and meeting these requirements will increase. Forecasting to meet customers’ needs and effectively managing our supply chain is particularly difficult in connection with newer products. Our ability to meet customer demand depends significantly on the availability of components and other materials, as well as the ability of our contract manufacturers to scale their production. Furthermore, we purchase several key components and subassemblies used in the manufacture or integration of our products from sole or limited sources. Our ability to meet customer requirements depends in part on our ability to obtain sufficient volumes of these materials in a timely fashion. Increases in demand on our suppliers and subcontractors from other customers may cause sporadic shortages of certain components and products. In order to be able to respond to these issues, we may increase our inventories of certain components and products, particularly for our customers that order significant dollar amounts of our products, and expedited shipments of our products when necessary, which may increase our costs and could increase our risk of holding obsolete or excessive inventory. Nevertheless, we may be unable to respond to customer demand if it increases more quickly than we expect. If we fail to meet customers’ supply expectations, our revenue would be adversely affected and we may lose business, which could materially and adversely affect our operating results, financial condition and cash flows.

We are investing in engineering, sales, marketing, services and infrastructure, and these investments may achieve delayed or lower than expected benefits, which could harm our operating results, financial condition and cash flows.

We intend to continue to add personnel and other resources to our engineering, sales, marketing, services and infrastructure functions as we focus on developing new technologies, growing our market segment, capitalizing on existing or new market opportunities, increasing our market share, and enabling our business operations to meet anticipated demand. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results, financial condition and cash flows could be materially and adversely affected.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below market expectations, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, valuation of inventory, warrants, allowance for doubtful accounts and accounting for income taxes.

Our future capital needs are uncertain, and we may need to raise additional funds in the future.

We believe that our existing cash and cash equivalents, combined with the amounts available under our line of credit facility, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. We may, however, need to raise substantial additional capital to:

•	expand the commercialization of our products;
•	fund our operations;
•	continue our research and development;
•	defend, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights;
•	commercialize new products; and
•	acquire companies and in-license products or intellectual property.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;
•	the cost of our research and development activities;
•	the cost of filing and prosecuting patent applications;
•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights;
•	the cost and timing of establishing additional sales, marketing and distribution capabilities;
•	the cost and timing of establishing additional technical support capabilities;
•	the effect of competing technological and market developments; and
•	the market for such funding requirements and overall economic conditions.

If we require additional funds in the future, such funds may not be available on acceptable terms, or at all.

We may require additional funds in the future and we may not be able to obtain such funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could materially and adversely affect our operating results, financial condition and cash flows.

If we are not successful in addressing management succession issues and attracting and retaining qualified personnel, our business and operating results could be materially and adversely affected.

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We must successfully manage transition and replacement issues that may result from the departure or retirement of members of our executive management, whether in the context of an acquisition or otherwise. Changes of management personnel in the future could cause disruption to our operations or customer relationships or a decline in our operating results.

We are also dependent on our ability to retain and motivate our existing highly qualified personnel, including Julien Signès, our President, Chief Executive Officer and co-Founder, and Gianluca Rattazzi, our Executive Chairman. Neither of these officers is party to an employment agreement with us, and either of them therefore may terminate employment with us at any time with no advance notice. The replacement of either of these two officers likely would involve significant time and costs, and the loss of either of these officers may significantly delay or prevent the achievement of our business objectives.

Competition for highly skilled personnel is frequently intense, especially in the locations where we have a substantial presence and need for highly-skilled personnel, including the San Francisco Bay Area and France. We may not be successful in attracting qualified personnel to fulfill our current or future needs. Competitors and others have in the past attempted, and are likely in the future to attempt, to recruit our employees. While our employees are required to sign standard agreements concerning confidentiality and ownership of inventions, we generally do not have employment contracts or non-competition agreements with any of our personnel. The loss of the services of any of our key personnel, the inability to attract or retain highly qualified personnel in the future or delays in hiring such personnel, particularly senior management and engineers and other technical personnel, could materially and adversely affect our operating results, financial condition and cash flows.

We are subject to import and export controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls, and may be exported outside the United States only with the required level of export license or through an export license exception, in most cases because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers internationally.

In addition, we may be subject to customs duties that could have a significant adverse impact on our operating results or, if we are able to pass on the related costs in any particular situation, would increase the cost of the related product to our customers. As a result, the future imposition of significant increases in the level of customs duties or the creation of import quotas on our products in Europe or in other jurisdictions, or any of the limitations on international sales described above, could have a material adverse effect on our business, operating results, financial condition and cash flows. Further, some of our customers in Europe have been, or are being, audited by local governmental authorities regarding the tariff classifications used for importation of our products. Import duties and tariffs vary by country and a different tariff classification for any of our products may result in higher duties or tariffs, which could have an adverse impact on our operating results and potentially increase the cost of the related products to our customers.

Our limited use of open source software could impose limitations on our ability to commercialize our products.

Our products contain software modules licensed for use from third-party authors under open source licenses, including the GNU Public License, the GNU Lesser Public License, the Apache License and others. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our operating results, financial condition and cash flows.

We could be required to provide the source code of our products to our customers.

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer, but include, among other things, breach of the applicable customer agreement, failure to provide required product support or maintenance, or if we are subject to a bankruptcy proceeding or otherwise fail to carry on our business in the ordinary course. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Our net operating losses may also be impaired under state law. We may not be able to utilize a material portion of the NOLs.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could materially and adversely affect our operating results, financial condition and cash flows.

Our provision for income taxes is subject to volatility and could be adversely affected by the following:

•	earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates;
•	changes in the valuation of our deferred tax assets and liabilities;
•	expiration of, or lapses in, the research and development tax credit laws;
•	transfer pricing adjustments, including the effect of acquisitions on our intercompany research and development cost sharing arrangement and legal structure;
•	tax effects of nondeductible compensation;
•	tax costs related to intercompany realignments;
•	changes in accounting principles; or
•

changes in tax laws and regulations, including possible changes to the taxation of earnings in the United States of our foreign subsidiaries, and the deductibility of expenses attributable to foreign income, or the foreign tax credit rules.

Significant judgment is required to determine the recognition and measurement attribute prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. The outcomes from these examinations may have a material and adverse effect on our operating results, financial condition and cash flows.

Our business is subject to the risks of earthquakes, fire and other natural catastrophic events.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. We also have significant research and development activities in France and facilities in Asia, regions that have experienced fires, floods and other natural disasters. Our customers and suppliers may also experience a disruption in their business as a result of natural disasters, which could negatively impact our business. A significant natural disaster, such as an earthquake, flood or fire, occurring at our headquarters, our other facilities or where our channel partners, suppliers or customers are located, could have a material and adverse effect on our operating results, financial condition and cash flows.

Man-made problems such as computer viruses, terrorism or electrical blackouts may disrupt our operations and could adversely affect our operating results, financial condition and cash flows.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results, and financial condition. Efforts to limit the ability of third parties to disrupt the operations of the Internet or undermine our own security efforts may be ineffective. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. Likewise, events such as widespread electrical blackouts could have similar negative impacts. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders, our research and development efforts or the deployment, manufacture or shipment of our products, our operating results, financial condition and cash flows could be materially and adversely affected.

Risks Related to Our Industry

Our future growth depends on market acceptance of several broadband services, on the adoption of new broadband technologies and on several other broadband industry trends.

Future demand for many of our products will depend significantly on the growing market acceptance of, and demand for, emerging broadband services, including digital video, on-demand video services, HD video, IPTV, mobile video services and high-speed data services. The market demand for such emerging services is rapidly growing, with many de facto or proprietary systems in use, which increases the challenge of delivering interoperable products intended to address the requirements of such services.

The effective delivery of these services will depend, in part, on a variety of new network architectures, standards and equipment, such as:

•	video compression standards, such as MPEG-4 AVC/H.264, for both standard definition and high definition services;
•

delivery of high-speed services, such as fiber-to-the-premises, or FTTP, and digital subscriber line, or DSL, networks designed to facilitate the delivery of video services by telecommunications operators;

•	the further adoption of bandwidth-optimization techniques, such as switched digital video and DOCSIS 3.0; and
•	the introduction of new consumer devices, such as advanced set-top boxes, personal video recorders, or PVRs, and a variety of smartphones, such as the iPhone.

If adoption of these emerging services or technologies is not as widespread or as rapid as we expect, or if we are unable to develop new products based on these technologies on a timely basis, our revenue will be materially and adversely affected.

Furthermore, other technological, industry and regulatory trends will affect the growth of our business. These trends include the following:

•	convergence, or the need of many network operators to deliver a package of video, voice and data services to consumers, including mobile delivery options;
•	the increasing availability of traditional broadcast video content on the Internet;
•	the further penetration of telecommunications operators into video service delivery;
•	the emergence of a viable mobile video content delivery standard;
•	efforts by regulators and governments in the United States and abroad to encourage the adoption of broadband and digital technologies;
•	increased consumer interest in 3D television and content;
•

the extent and nature of regulatory attitudes towards such issues as network neutrality, competition between operators, access by third parties to networks of other operators, local franchising requirements for telecommunications operators to offer video, and other new services, such as mobile video; and

•

the outcome of litigation and negotiations between content owners and service providers regarding rights of service providers to store and distribute recorded broadcast content, which outcomes may drive adoption of one technology over another in some cases.

If we fail to recognize and respond to these trends by timely developing products, features and services required by these trends, we are likely to lose revenue opportunities and our operating results, financial condition and cash flows could be materially and adversely affected.

Changes in telecommunications legislation and regulations could harm our prospects and future revenue.

Changes in telecommunications legislation and regulations in the United States and other countries could affect the revenue from our products. In particular, regulations dealing with access by competitors to the networks of incumbent operators could slow or stop additional construction or expansion by these operators. Increased regulation of our customers’ pricing or service offerings could limit their investments and, consequently, revenue from our products. The impact of new or revised legislation or regulations could have a material adverse effect on our business, operating results and financial condition.

Newly adopted regulations will likely impact the demand for product features by our customers. For example, in the United States, these regulations include the Commercial Advertisement Loudness Mitigation Act and the Twenty-First Century Communications and Video Accessibility Act of 2010, which address accessibility for the hearing and visually impaired. We may be required to add features to our products to address these regulations or new regulations in the future. These and other regulations may require us to develop features on a schedule which may be inflexible and difficult to meet. In addition, certain countries do not currently allow for specific types of video distribution, such as IPTV, or restrict our customers from delivering video using certain technology. These restrictions could prohibit or limit our ability to sell our solution in these countries. Changes in legislation and regulations could result in our inability to develop other product features necessary for particular transactions at the same time, and thus we could lose business and the related revenue.

The markets in which we operate are intensely competitive.

The markets for our products are extremely competitive and have been characterized by rapid technological change and declining average sales prices. We may face declining average sales prices during economic downturns as equipment suppliers compete aggressively for customers’ reduced capital spending.

Currently, we compete with companies focused on more traditional broadcast delivery, including Harmonic Inc. We also compete with companies focused on multi-screen encoding, including Inlet Technologies LLC (recently acquired by Cisco Systems, Inc.) and RGB Networks, Inc. (through their acquisition of RipCode, Inc.). Due to the evolving competitive landscape and growing market opportunity, we expect to encounter direct competition in the future from one or more larger traditional network infrastructure providers that may be one of our channel partners. These network equipment companies may provide, as a package, encoding solutions in combination with other equipment that they traditionally sell to service providers.

Many of our competitors are substantially larger, and have greater financial, technical, marketing and other resources than we do. Many of these large enterprises are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus, and may not be as susceptible to downturns in a particular market. These competitors may also be able to bundle their products together to meet the needs of a particular customer, and may be capable of delivering more complete solutions than we are able to provide. To the extent large enterprises that currently do not compete directly with us choose to enter our markets by acquisition or otherwise, competition would likely intensify.

Further, some of our competitors that have greater financial resources have offered, and in the future may offer, their products at lower prices than we offer for our competing products or on more attractive financing terms, which has in the past caused, and may in the future cause, us to lose sales opportunities and the resulting revenue or to reduce our prices in response to that competition. Reductions in prices for any of our products could materially and adversely affect our operating margins and revenue. In addition, many of our competitors have been in operation longer than we have, and therefore, have more long-standing and established relationships with domestic and foreign customers, making it difficult for us to establish relationships with and to sell our products to those customers.

If any of our competitors’ products or technologies were to become the industry standard, our business would be seriously harmed. If our competitors are successful in bringing their products to market earlier than us, or if these products are more technologically capable than ours, or are deemed by customers to be more technologically capable than ours, our revenue could be materially and adversely affected. In addition, certain companies that have not had a large presence in the broadband communications equipment market have begun to expand their presence in this market through mergers and acquisitions. The continued consolidation of our competitors could have a significant negative impact on our business.

If we are unable to compete effectively in any of our markets, or are forced to reduce the prices of our products in order to continue to be competitive, our operating results, financial condition and cash flows could be materially and adversely affected.

Video delivery markets are characterized by rapid technological change.

Video delivery markets are subject to rapid changes, making it difficult to accurately predict the markets’ future growth rates, sizes or technological directions. In view of the evolving nature of these markets, it is possible that Pay-TV service providers, broadcasters, content providers and other video production and delivery companies will decide to adopt alternative architectures, new business models, or technologies that are incompatible with our current or future products. In addition, successful new entrants into the media markets, both domestic and international, may impact existing industry business models, resulting in decreased spending by our existing customer base. Finally, decisions by customers to adopt new technologies or products are often delayed by extensive evaluation and qualification processes, which can result in delays in revenue of current and new products. If we are unable to design, develop, manufacture and sell products that incorporate, or are compatible with, these new architectures or technologies, our operating results, financial condition and cash flows could be materially and adversely affected.

We are subject to various laws and regulations related to the environment and potential climate change that could impose substantial costs upon us and may adversely affect our business, operating results and financial condition.

Our operations are regulated under various federal, state, local and international laws relating to the environment and potential climate change, including those governing the management, disposal and labeling of hazardous substances and waste and the cleanup of contaminated sites. We could incur costs and fines, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. The ultimate costs to us under these laws and the timing of these costs are difficult to predict.

We also face increasing complexity in our product design as we adjust to new and future requirements relating to the presence of certain substances in electronic products and requiring producers of those products to be financially responsible for the collection, treatment, recycling and disposal of certain products. For example, the European Parliament and the Council of the European Union have enacted the Waste Electrical and Electronic Equipment (WEEE) directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) directive, which bans the use of certain hazardous materials, including lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBBs) and polybrominated diphenyl ethers (PBDEs) that exceed certain specified levels. Legislation similar to RoHS and WEEE has been or may be enacted in other jurisdictions, including in the United States, Japan and China. Our failure to comply with these laws could result in our being directly or indirectly liable for costs, fines or penalties and third-party claims, and could jeopardize our ability to conduct business in such regions and countries.

We also expect that our operations will be affected by other new environmental laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs, and could require that we redesign or change how we manufacture our products, any of which could have a material and adverse effect on our operating results, financial condition and cash flows.

An economic downturn, including developments in the financial markets in the United States and elsewhere in the world, may materially and adversely affect our operating results, financial condition and cash flows.

Financial markets in the United States, Europe and Asia have recently experienced extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions, such as the severe restrictions on credit and declines in real estate values. While currently these conditions have not impaired our ability to access credit markets and finance operations, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. These economic developments affect our business in a number of ways. A tightening of credit in financial markets may adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations, and could result in a decrease in demand for our products and services. Our customers’ ability to pay for our solutions may also be impaired, which may lead to an increase in our allowance for doubtful accounts and write-offs of accounts receivable, reducing our cash flow.

Our global business could also be adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending. Our success depends on our ability to effectively plan and manage our resources through rapidly fluctuating economic market conditions. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions in the United States and other countries. Should these economic conditions result in our not meeting our revenue growth objectives, it may have a material and adverse effect on our operating results, financial condition and cash flows.

Risks Related to this Offering and our Common Stock

There may have been deficiencies in the process we followed to approve and adopt certain prior amendments to our Certificate of Incorporation.

Delaware law imposes certain statutory requirements for the approval and adoption of amendments to a Delaware corporation’s charter document. We may not have satisfied such requirements in all respects in connection with the approval and adoption of certain prior amendments to our Certificate of Incorporation. Although we believe that these prior amendments would not be invalidated, we are in the process of taking certain actions, which will be completed prior to the completion of this offering, to address any deficiencies.

Our stock price may be volatile. Further, you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	actual or anticipated variation in our and our competitors’ results of operations;
•	announcements by us or our competitors of new products, new or terminated significant contracts, commercial relationships or capital commitments;
•	issuance of new securities analysts’ reports or changed recommendations for our stock;
•	developments or disputes concerning our intellectual property or other proprietary rights;
•	commencement of, or our involvement in, litigation;
•	announced or completed acquisitions of businesses or technologies by us or our competitors;
•	any major change in our management; and
•	general economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts issue an adverse opinion regarding our stock or do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. Further, securities analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of January 31, 2011, upon completion of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the shares of common stock sold in this offering by us will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors and officers, and certain of our stockholders, has entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although they may be extended for up to an additional 34 days under certain circumstances. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of January 31, 2011, up to an additional              shares of common stock will be eligible for sale in the public market,              of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, shares of common stock that are subject to outstanding options as of January 31, 2011 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding and reserved for issuance under our stock plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Insiders have substantial control over us and will be able to influence corporate matters.

As of January 31, 2011, our directors and executive officers and their affiliates beneficially owned, in the aggregate, 53.3% of our outstanding capital stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as expected to be restated immediately prior to the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits or restricts the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would without these provisions.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our products and cause the price of our common stock to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $             in net tangible book value per share from the price you

paid, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. In addition, new investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately     % of the outstanding share capital and approximately     % of the voting rights. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, have contractual restrictions against paying cash dividends and currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the competition that we face;
•

our intent to leverage our core IP video technology strength to develop new products with enhanced software-based capabilities to demonstrate the unique value of our solution and increase our long-term revenue opportunities;

•	our intent to increase our market share by selling additional products into our existing customers’ networks;
•	our intent to leverage our relationships with leading systems integrators to expand our market presence;
•	our intent to develop new products and features for our customers through internal development, potential acquisitions and partnerships with third party technologies and products;
•	our liquidity and working capital requirements;
•	our expectations regarding future expenses; and
•	our expectations regarding the use of proceeds from this offering.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

You may rely only on the information contained in this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor sale of common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Cisco, Frost & Sullivan, Gartner, Inc.1, or Gartner, IDC and IMS Research. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified their data.

[1]	The Gartner reports described herein, or the Gartner Reports, represent data, research opinion or viewpoints published, as part of a syndicated service, by Gartner and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be $            , based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $            . A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us by $             million, assuming a price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We currently intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in research and development and for capital expenditures. Specifically, we intend to hire additional personnel to support the growth in our business. In addition, we may use a portion of the proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have no agreements with respect to any material acquisitions at this time and we have not allocated specific amounts of net proceeds for any of these purposes. Based on our current cash and cash equivalents balance together with cash generated from operations, we do not expect that we will need to utilize any of the net proceeds to us of this offering to fund our operations during the next 12 months.

We cannot specify with certainty the particular amounts or uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. Additionally, under the terms of our Term Loan and Security Agreement dated as of November 22, 2010, by and between us and Silicon Valley Bank, we must obtain written consent from Silicon Valley Bank prior to paying any cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of January 31, 2011, as follows:

•	our actual cash and cash equivalents and capitalization as of January 31, 2011;
•

our pro forma cash and cash equivalents and capitalization after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, assuming the conversion immediately prior to the completion of this offering, and the resulting reclassification of the warrant liability to additional paid-in capital; and

•

our pro forma as adjusted cash and cash equivalents and capitalization after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock assuming the conversion immediately prior to the completion of this offering, the resulting reclassification of our warrant liability to additional paid-in capital, and the receipt of the net proceeds from the sale of                      shares of common stock offered by us in this offering at the initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted (1)
		(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$10,017	$10,017	$

Warrant liability	196	—
Convertible preferred stock, par value $0.001 per share: 45,360,000 shares authorized, 42,381,371 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma (unaudited) and pro forma as adjusted (unaudited)	31,421	—
Stockholders’ equity (deficit):
Preferred stock, par value $ per share: no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma (unaudited) and pro forma as adjusted (unaudited)	—	—
Common stock, par value $0.001 per share: 250,000,000 shares authorized, 129,298,407 shares issued and outstanding, actual; shares authorized, 171,679,778 shares issued and outstanding, pro forma (unaudited); shares issued and outstanding, pro forma as adjusted (unaudited)	129	172
Additional paid-in capital	50,490	82,064
Accumulated other comprehensive loss	(565)	(565)
Accumulated deficit	(78,969)	(78,969)

Total stockholders’ equity (deficit)	(28,915)	2,702

Total capitalization	$2,702	$2,702	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million assuming a price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

If the underwriters’ over-allotment option were exercised in full, pro forma as adjusted cash and cash equivalents, common stock and additional paid-in capital, stockholders’ equity (deficit) and shares issued and outstanding as of January 31, 2011 would be $            , $            , $             and                     , respectively.

The number of shares of common stock in the table above excludes the following shares:

•	20,546,889 shares of common stock issuable upon the exercise of options outstanding as of January 31, 2011, at a weighted average exercise price of $0.04 per share;
•

7,420,804 shares of common stock that were issued through the exercise of options by issuances of notes, but were not included in stockholders’ equity (deficit) as these shares are subject to repurchase by us;

•

360,000 shares of common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, which warrants will convert into warrants to purchase common stock immediately prior to the completion of this offering, at a weighted average exercise price of $1.25 per share; and

•

1,053,079 shares of common stock reserved for future issuance under our 2010 Stock Incentive Plan and              shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2011 Stock Incentive Plan, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of January 31, 2011, was $            , or $             per share. Our pro forma net tangible book value (deficit) as of January 31, 2011, was $            , or $             per share, based on the total number of shares of our common stock outstanding as of January 31, 2011, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock assuming the conversion immediately prior to the completion of this offering and the resulting reclassification of the warrant liability to additional paid-in capital.

After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2011 would have been $            , or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Initial public offering price per share		$—
Pro forma net tangible book value (deficit) per share as of January 31, 2011	$—
Increase in pro forma net tangible book value (deficit) per share attributable to new investors	—

Pro forma as adjusted net tangible book value per share after this offering		—

Dilution per share to investors in this offering		$—

Each $1.00 increase (decrease) in the assumed public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the pro forma dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value of approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value of approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

The following table presents on a pro forma as adjusted basis as of January 31, 2011, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock assuming the conversion immediately prior to the completion of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and warrants and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration (1)		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	—	—%	$—	—%	$—
New investors	—	—	—	—	—

Totals	—	—%	$—	—%	$—

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $ million assuming a price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding immediately after this offering.

The foregoing calculations are based on 171,679,778 shares outstanding as of January 31, 2011 after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock, and excludes the following shares:

•	20,546,889 shares of common stock issuable upon the exercise of options outstanding as of January 31, 2011, at a weighted average exercise price of $0.04 per share;
•

7,420,804 shares of common stock that were issued through the exercise of options by issuances of notes, but were not included in stockholders’ equity (deficit) as these shares are subject to repurchase by us;

•

360,000 shares of common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, which warrants will convert into warrants to purchase common stock immediately prior to the completion of this offering, at a weighted average exercise price of $1.25 per share; and

•

1,053,079 shares of common stock reserved for future issuance under our 2010 Stock Incentive Plan and              shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2011 Stock Incentive Plan, which will become effective in connection with this offering.

To the extent that any outstanding options are exercised or new options are issued under our incentive plans, there will be further dilution to investors participating in this offering. If all outstanding options under our 2000 Stock Option Plan and our 2010 Stock Incentive Plan as of January 31, 2011 were exercised, and if all of our outstanding warrants were exercised for cash, then our existing stockholders, including the holders of these options and warrants, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options and warrants, would be approximately $             million, or     %, the total consideration paid by our new investors would be $             million, or     %, the average price per share paid by our existing stockholders would be $             and the average price per share paid by our new investors would be $             per share.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statement of operations data for fiscal years ended January 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of January 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the fiscal year ended January 31, 2008 and the consolidated balance sheet data as of January 31, 2008 and 2009 from our audited consolidated financial statements which are not included in this prospectus. We derived the selected consolidated statements of operations data for the fiscal year ended January 31, 2007 and the consolidated balance sheet data as of January 31, 2007 from our unaudited consolidated financial statements which are also not included in this prospectus. The unaudited results for the fiscal year ended January 31, 2007 have been prepared on the same basis as the audited financial statements and reflect all adjustments necessary to fairly reflect our financial position as of January 31, 2007 and the results of operations for the fiscal year then ended. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,
	2007	2008	2009	2010	2011
	(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$17,608	$14,064	$18,664	$16,288	$30,004
Cost of revenue (1)	9,241	7,888	10,085	7,482	11,504

Gross profit	8,367	6,176	8,579	8,806	18,500

Operating expenses:
Research and development (1)	6,310	7,279	7,878	4,908	5,152
Sales and marketing (1)	6,188	8,933	9,698	6,980	8,886
General and administrative (1)	2,039	4,679	5,840	5,309	6,449

Total operating expenses	14,537	20,891	23,416	17,197	20,487

Loss from operations	(6,170)	(14,715)	(14,837)	(8,391)	(1,987)
Interest expense, net	(324)	(389)	(1,557)	(850)	(270)
Other income (expense), net	460	563	695	86	(61)

Loss before provision for income taxes	(6,034)	(14,541)	(15,699)	(9,155)	(2,318)
Provision (benefit) for income taxes	19	(46)	70	22	167

Net loss	(6,053)	(14,495)	(15,769)	(9,177)	(2,485)
Deemed dividend on convertible preferred stock	—	—	—	—	(2,286)

Net loss attributable to common stockholders	$(6,053)	$(14,495)	$(15,769)	$(9,177)	$(4,771)

Net loss per share of common stock, basic and diluted	$(1.23)	$(2.86)	$(2.84)	$(1.62)	$(0.06)

Shares used in computing net loss per share of common stock, basic and diluted	4,940,415	5,067,271	5,543,689	5,661,128	82,591,441

(1)	Includes employee stock-based compensation as follows:

	Year Ended January 31,
	2007	2008	2009	2010	2011
	(unaudited)
	(in thousands)
Cost of revenue	$2	$3	$2	$1	$37
Research and development	3	4	7	6	71
Sales and marketing	4	5	15	17	65
General and administrative	19	25	17	21	578

Total stock-based compensation	$28	$37	$41	$45	$751

	As of January 31,
	2007	2008	2009	2010	2011
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,578	$654	$6,880	$4,330	$10,017
Working capital (deficit)	2,553	(3,854)	2,886	(1,796)	2,283
Total assets	14,631	14,074	22,157	15,143	26,751
Warrant liability	456	309	200	83	196
Total debt	2,632	5,702	6,345	3,674	—
Convertible preferred stock	34,215	40,692	60,487	65,465	31,421
Total stockholders’ deficit	(29,087)	(43,092)	(59,034)	(68,256)	(28,915)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers. Based on our unique video compression and advanced IP video networking technologies, our solution is designed to enable service providers and content providers to offer high-quality video anytime, anywhere across a broad array of video formats, networks, consumer devices and operating systems. Our software-based solution runs on industry-standard hardware and includes encoders, transcoders, network media processors and video gateways, all controlled through our network management system.

We were founded in January 2000 by a small group of talented software and electrical engineers from France Telecom. France Telecom also provided us with the reference MPEG-4 software platform developed over four years at France Telecom, and a worldwide and royalty-free license to several key patents addressing elements of the MPEG-4 standards. Since our inception, we have been focused on developing a software-based architecture for processing and distributing IP video to video-enabled devices at the highest video quality possible. At that time, our software-based approach was a novel strategy for addressing video processing and distribution as most existing technologies processed and distributed video by designing hardware products for the transfer of video over a fixed format to standard TVs. These hardware products generally focused on improving quality of video, but did not attempt to address multiple formats or the challenges created by multiple devices and different networks. Because of our founding team’s software expertise and the challenge of delivering video to mobile devices, which utilizes multiple formats and has multiple delivery requirements, our solution was designed from the beginning to provide a flexible solution that could adapt quickly and cost-effectively to the rapidly changing landscape of technologies, formats and capabilities of mobile devices.

While attempting to address the challenges of processing and distributing video across a rapidly changing landscape of formats, networks, devices and operating systems, we have maintained our focus on improving the quality of the video delivered by our solution. We originally focused on developing technologies supported by the MPEG-4 standard, which is an industry standard for a group of audio and video coding formats and related technology that is capable of providing the highest quality video in the marketplace today. When we initially developed this technology, the standard in the marketplace was MPEG-2, a previous similar standard available since 1992. Throughout our history, we believe we have made valuable contributions to the ISO/IEC Moving Picture Experts Group, or MPEG, including having several of our employees sit on the governing standards body and by contributing several technologies to the video community that fostered the development of MPEG-4 as an industry standard. We believe these contributions demonstrate our innovation and thought leadership in the video processing and distribution industry.

Our software-based approach to developing a flexible solution while delivering high-quality video has led to the development of several key products throughout our history. In 2001, we completed our first product based on the MPEG-4 standard. In 2002, we developed our first MPEG-4 webcasting system, which allowed us to address the enterprise market. In 2003, we deployed a news video contribution system in MPEG-4, which allowed us to address the need to transmit low bitrate video for real-time news gathering. In 2004, our first H.264 live transmission over satellite was successful, which allowed us to address the needs of satellite providers looking to deliver low bitrate video over satellite. We focused on our expansion into Asia in 2005 by providing the IPTV system for a service provider in China and a mobile digital TV service provider in Japan. In 2007, we developed our first all IP-based headend, an innovative and cost-reducing design for consumer video distribution, and our first AVS encoder, which allowed us to address the expanding video services market in China. In 2008, we introduced the world’s first three-screen convergence encoder, which enabled operators to deliver video to three screens (mobile, PC and TV) from a single product. In 2010, we introduced 3D TV support with multi-video encoding standard on our C4 encoder, as well as support for the expanding set of mobile and web streaming formats. In November 2010, we launched a new class of product, a network media processor, which we call Halo, which enables the optimization of networks for distribution of multi-screen, multi-format video.

As a result of our close relationship with France Telecom, we initially focused on the telecommunications market both for broadband IPTV delivery and delivery of video to mobile devices. However, as consumer demands have evolved over time, our solution has become attractive to a larger set of customers. In reaction to telecommunications companies providing video content and services to multiple devices with IPTV as well as mobile video services, traditional cable TV service providers have launched innovative services that deliver video content to PCs and mobile devices. Most recently over-the-top, or OTT, providers have also gained market share by offering innovative and cost-effective video services to mobile devices, PCs and even TVs for consumers through the open Internet. This set of competing service offerings, when combined with increased consumer demand for video on multiple screens, led us to design a single solution that addresses the needs of a broader customer base of service providers and content providers. For example, one of our first major end-customers purchased our IPTV solution in 2008 to enable delivery of video to TVs over broadband networks. This same customer began providing OTT services in 2009, and purchased our OTT solution to enable its OTT services. Finally, in 2010, this customer began to offer mobile video content and purchased our solution to address this video delivery mode as well.

We target several different types of video service providers and content providers, including telecommunications companies and cable, satellite and OTT providers. These target customers have unique characteristics, including their infrastructure, target consumer demands, scale, delivery models and business models. We focus on providing video delivery solutions to these customers that allow them to better target their growth markets, such as mobile TV, Pay-TV, IPTV and OTT. To date, our solutions have been deployed by over 220 end-customers worldwide in over 50 different countries.

We outsource the manufacturing of our products to a single manufacturer in California. In some cases, we rely on our manufacturer to procure the components for our equipment. For certain components, we contract directly with the supplier. We ship our solutions directly from our manufacturer.

Our products and support services are sold worldwide, primarily through systems integrators, which serve as our channel partners. Our channel partners assist us with the sales process, systems integration, deployment and support. We employ a sales force that is responsible for managing our relationships with our channel partners within each geographic territory in which we market and sell our products. To a lesser extent, we also sell our products and support services directly to end-customers. In many cases, even when we sell our products through channel partners, we market and work directly with the end-customer to promote our products.

Since inception, we have expended significant resources on our research and development operations. Our research and development activities are exclusively conducted in the metropolitan area of Rennes, France, which we believe provides us access to highly qualified engineers on a cost-effective basis located in what has traditionally been viewed as a top broadcast center of Europe.

Our revenue has grown from $17.6 million in fiscal 2007 to $30.0 million in fiscal 2011. We have incurred losses since inception as we grew our business and invested in research and development, sales and marketing, and administrative functions. As of January 31, 2011, we had an accumulated deficit of $79.0 million.

Factors Affecting Our Results of Operations

The following are key factors that impact our results of operations:

Consumer Demand and Infrastructure Capacity

Most of our products are installed into networks operated by telecommunications, cable, satellite and OTT providers to deliver high-quality video to a consumer. The demand for our products is significantly impacted by the end consumer of video services and the demands these end consumers place on service providers and content providers to deliver high-quality video across disparate networks and to multiple devices. As this consumer demand increases, service providers respond by expanding or enhancing their infrastructure and equipment to address these needs. As the infrastructure capacity increases, high-quality video can be made available to more consumers over broadband and wireless IP networks, which we believe will also increase the number of global broadband users.

Our solutions are designed to address the infrastructure challenge of delivering massive amounts of content over different types of networks to consumers who are increasingly viewing video on a growing variety of devices, such as tablets, smartphones, laptops, and Internet-enabled TVs and media players. As consumer expectations of video delivery increase, the demand from telecommunications, cable, satellite and OTT providers for the type of video delivery solutions that we provide increases. Accordingly, we measure consumer demand for video services by monitoring a collection of key market metrics, including the introduction of new mobile devices, such as tablets, new access mediums that are emerging in the digital home, such as Internet-enabled TVs and new video applications, and enhanced product offerings, such as bundling on-demand video services with other traditional service offerings.

We believe the combination of increased availability of video-enabled connected devices combined with the evolution of the network infrastructure will, in turn, drive service providers and content providers to seek flexible solutions to deliver video to consumers that can continue to adapt to changing formats, networks and devices while maintaining the highest possible video quality.

Competitive Environment and Geographic Mix

The market for our products is competitive and our gross margin is impacted by the level of competition we face and the geographic mix of product sales worldwide. We face significant competition in selling our solution. In any given sales opportunity, the level of competition we face could impact our gross margin. In addition, our gross margin may be impacted by the location of our target customer as different geographic regions have different pricing environments based on customer expectation, business models and our customers’ revenue opportunity from the services we enable.

Average Sales Prices

We may experience a decline in average sales prices as new competitive products are introduced into the marketplace. Changes in average sales prices cannot always be predicted with certainty. The average sales prices of our products may decline faster than we expect. Competitors may also anticipate our entry into a market and begin to lower their sales prices even before we introduce our product. Under certain circumstances, lower prices may increase our sales volume and thus our revenue, but a lower average sales price typically reduces our gross margin. We expect to continue to face price pressure on our products as average sales prices may decline over time, and there is no assurance that our gross margins will not decline in the future. As we continue to innovate our software-based solution, we may be able to offset a decline in the average sales prices of the prior generation of our solution.

Evolution of Hardware Platform

We utilize industry standard hardware, and therefore, are able to leverage the evolutionary increase in computing power in each new generation of hardware. In the past, this has allowed us to increase the number of video streams at a given resolution with each new hardware platform, and we expect this to continue. This increase in performance may offset any potential decline in the average sales prices of the prior generation of our solution.

Components of Revenue, Cost of Revenue and Operating Expenses

Revenue

Our revenue is derived primarily from the sale of our IP video processing and distribution solutions, which consists of both hardware and software. Our proprietary software is an essential component in the products we sell and provides a key differentiator between us and our competitors. Our hardware generally consists of industry-standard components, which are readily available from third-party providers. To a lesser extent, we derive revenue from professional services as well as support and maintenance of our products. Our maintenance contracts typically do not include future software enhancements. Our support contracts typically include telephone and email access to technical support personnel. When we sell an enhanced support offering which provides for software enhancements, we generally provide our customers with rights to maintenance releases and patches released during the term of the support period.

Cost of Revenue

Our cost of revenue consists primarily of third-party manufacturing costs and component costs. Our cost of revenue also includes shipping costs, third-party logistics costs, write-offs for excess and obsolete inventory and warranty costs. To a lesser extent, our cost of revenue includes personnel costs associated with our operations and logistics, technical support and professional services teams.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries and benefits for our employees. We expect our operating expenses to continue to grow in absolute dollars in the near term, although they are likely to fluctuate as a percentage of revenue.

Research and Development Expenses

Research and development expenses primarily consist of personnel, engineering, testing and compliance, facilities and professional services costs. We expense research and development costs as incurred. Research and development expenses are presented net of French research tax credits. We intend to continue to devote substantial resources to the development of additional functionality for our existing products and the development of new products.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of personnel costs, sales commissions, travel costs, costs for marketing programs and facilities costs. We plan to continue to invest in sales and marketing, including increasing the number of our sales personnel worldwide to further expand our relationships with current and future channel partners and direct customers.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel, professional services and facilities costs related to our executive, finance, human resource and information technology functions. Professional services costs consist of outside legal and accounting services and information technology consulting costs. Following the completion of this offering, we expect to incur significant additional accounting and legal costs related to compliance with rules and regulations enacted by the SEC, including the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act, as well as additional insurance, investor relations and other costs associated with being a public company.

Interest Expense, net

Interest expense, net consists primarily of interest expense on our outstanding debt and interest income on our cash and cash equivalent balances.

Other Income (Expense), net

Other income (expense), net consists primarily of charges to record fair value adjustments for our warrants to purchase convertible preferred stock. Our outstanding warrants are classified as a liability on our consolidated balance sheets and any changes in fair value are recognized as a component of other income (expense), net. We will continue to record adjustments to the fair value of the warrants until they are exercised, converted to warrants to purchase common stock, or expire, at which time the warrants will no longer be remeasured at each balance sheet date. Upon the closing of this offering, our outstanding warrants to purchase convertible preferred stock will automatically convert into warrants to purchase common stock. Other income (expense), net also includes fluctuations in foreign exchange rates on receivables and payables denominated in currencies other than the U.S. dollar.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the fiscal year ended January 31, 2011, our management and independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in rules established by the Public Company Accounting Oversight Board. This material weakness related to our ability to properly record certain revenue transactions in accordance with software revenue recognition guidance for the fiscal year ended January 31, 2011. As a result, audit adjustments to our consolidated financial statements were identified during the course of the audit. These software revenue recognition rules are complex and afford little room for error. In an effort to remediate this material weakness, we intend to hire additional finance and accounting personnel with the appropriate expertise and experience, and further develop and document our accounting policies and financial reporting procedures around our revenue practices for fiscal 2012. For example, we recently hired a new assistant controller. In addition, we have retained consultants to assist with our implementation of new revenue recognition accounting guidance related to multiple-element arrangements that we adopted as of February 1, 2011 and to advise us on making further improvements to our internal controls related to revenue recognition in the future. We cannot assure you that we will be successful in these remediation efforts, or that any of these measures will significantly improve or remediate the material weakness described above.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. As a result, our management did not perform an evaluation of our internal control over financial reporting as of January 31, 2011. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting.

For the fiscal year ending January 31, 2013, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, if we are an accelerated filer, our independent registered public accounting firm will also be required to report on the effectiveness of our internal control over financial reporting beginning with our fiscal year ending January 31, 2013.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We derive revenue from the sale of our IP video processing and distribution solutions, which consist of hardware and integrated software that is essential to the functionality of the equipment we sell. We also derive revenue from related professional services and support and maintenance agreements.

For sale arrangements with multiple deliverables (for example, sales of products with software that include support, training or other professional services), we allocate revenue to the delivered elements of the arrangement using the residual value method based on the vendor specific objective evidence of fair value, or VSOE, of the undelivered items. VSOE for undelivered elements is determined based upon prices paid by customers for the separate renewal or sales of such services. If sufficient VSOE does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (i) such sufficient VSOE does exist or (ii) all elements of the arrangement have been delivered. Under those circumstances, if the only undelivered element is post-contract customer support, or PCS, the entire fee is recognized ratably over the contractual PCS period which typically is a one-year term, but can be as long as five years.

We recognize revenue only when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. We evaluate each of these criteria as follows:

•	Evidence of an arrangement – We generally use contracts and customer purchase orders to determine the existence of an arrangement.
•

Delivery – We consider delivery to occur when title has been transferred, except in instances where final acceptance of the product, system or solution is specified by the customer. In these instances, we defer revenue until all acceptance criteria have been met. In the case of electronic delivery of the licensed software, title transfers when the customer is given access to download the software.

•

Fixed or determinable fee – We assess whether fees are fixed or determinable at the time of sale. We only consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment. Our payment terms may vary based on the country in which the agreement is executed and the credit standing of the individual customer, among other factors. If the arrangement fee is not fixed or determinable, we recognize revenue as amounts become due and payable.

•

Collection is deemed probable – We deem collection to be probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, we defer the recognition of revenue until we actually collect cash from the customer.

Channel partners purchase our products for specific capital equipment projects of end-customers and do not hold inventory. They perform functions that include importation, delivery to the end-customer, installation or integration, and post-sales service and support. Our agreements with these channel partners have terms which are generally consistent with the standard terms and conditions for the sale of our equipment to end-customers, and we do not provide for product rotation or pricing allowances, as are typically found in agreements with stocking distributors. Our agreements with channel partners do not provide for return rights. We have long-term relationships with most of our large channel partners and substantial experience with similar sales of similar products. We recognize revenue from sales to our channel partners upon delivery of the products, provided that the criteria for revenue recognition have been met.

Revenue from support and maintenance agreements is recognized ratably over the term of the maintenance agreement, which is typically one year, and we defer the unrecognized revenue portion of the maintenance agreements. We recognize revenue from professional services on the performance of the services, and we recognize costs associated with services as incurred. Professional services are always combined with product sales and as such, we do not have VSOE for these services. We do not recognize revenue on such combined arrangements until all professional services have been delivered to the customer.

Our management must make significant judgments and estimates in connection with determination of the revenue to be recognized in any accounting period. Because we may have large orders within a particular quarterly period, different judgments or estimates made for any one large contract or customer could result in material differences in the amount and timing of revenue recognized in any particular period.

Deferred Revenue

A portion of our deferred revenue represents customer payments made in advance for our support and maintenance contracts because we typically bill our support contracts on an annual basis in advance and recognize the associated revenue ratably over the support period, which typically is a one-year term, but was as long as five years for certain arrangements entered into during fiscal years 2008 and 2009. Our deferred revenue also includes arrangements where, in prior years, we did not have VSOE for our support and maintenance services. When we did not have VSOE for our support services, we recognized revenue from the entire arrangement ratably over the support period.

We also record deferred revenue for arrangements that include our professional services because we have not established VSOE for these services. In these arrangements, we defer the revenue from the entire arrangement until the professional services are delivered, which typically ranges from approximately two weeks to three months after delivery of the products. Our deferred revenue also includes arrangements where final acceptance of the product, system or solution is specified by the customer, and the recognition of revenue for these arrangements is deferred until all acceptance criteria are met.

Stock-Based Compensation

We recognize compensation costs related to stock options and share purchase rights granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The fair value of the awards granted during fiscal years 2009, 2010 and 2011 was calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended January 31,
	2009	2010	2011
Expected term (in years)	6.0	6.0	6.0
Expected volatility	54%	57%	59%
Risk-free interest rate	3.8%	2.5%	2.3%
Expected dividend	0%	0%	0%

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the expected term and the price volatility of the underlying stock. These assumptions include:

•

Expected term – The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we used the simplified method to determine the expected term as provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For option grants that are not considered “plain vanilla,” the expected term is based on historical option exercise behavior and post-vesting cancellations of options by employees;

•

Expected volatility – The expected volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the expected term of the award because we have limited information on the volatility of our common stock since we have no trading history. When making the selections of our industry peer companies to be used in the volatility calculation, we considered the size, operational and economic similarities to our principle business operations;

•

Risk-free interest rate – The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the expected term of the awards; and

•	Expected dividend – The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to do so.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense.

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was estimated on each grant date by our board of directors, with input from management. Our board of directors is comprised of a majority of non-employee directors with significant experience investing and operating companies in the digital media and communications industries. As such, we believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous and retrospective valuations performed by unrelated third party specialists;
•	rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;
•	actual operating and financial performance;
•	present value of future cash flows;
•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;
•	illiquidity of stock-based awards involving securities in a private company;
•	experience of our management team;
•	stage of development;
•	industry information such as market size and growth; and
•	macroeconomic conditions.

In valuing our common stock, the board of directors determined the equity value of our business by taking a weighted combination of the value indications under two valuation approaches, an income approach and a market approach. The income approach estimates the present value of future estimated cash flows, based upon forecasted revenue and costs. These future cash flows are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of comparable publicly traded companies in the same industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in the projected cash flows. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of the comparable publicly traded companies.

The enterprise values determined by the income and market approaches are then allocated to the common stock using either the option pricing method or the probability weighted expected return method.

The option pricing method, or OPM, treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

The Probability Weighted Expected Return Method, or PWERM, involves a forward-looking analysis of the possible future outcomes of the business. This method is particularly useful when discrete future outcomes can be predicted with high confidence and with a probability distribution. Discrete future outcomes considered under the PWERM include non-IPO market based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. The fair value of the business determined using the IPO and non-IPO scenarios will be weighted according to the board of directors’ estimate of the probability of each scenario.

Over time, as certainty developed regarding possible discrete events, including an IPO, the allocation methodology utilized to allocate our enterprise value to the common stock transitioned from the OPM, which was utilized in the January 2010 valuation, to the PWERM, which was utilized in the March 2011 valuation.

Information regarding stock award grants, other than grants of restricted stock units, to our employees since February 1, 2010 is summarized as follows:

Grant Date	Number of Shares Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
February 22, 2010	40,000	$0.03	$0.03	$1,000
September 9, 2010	30,000	0.03	0.13	3,000
October 28, 2010	55,000	0.03	0.22	11,000
December 8, 2010	21,274,794	0.03	0.30	5,799,000
April 8, 2011	3,365,000	0.51	0.51	966,000

The intrinsic value of all outstanding options as January 31, 2011 was $            million based on the estimated fair value for our common stock of $            per share, the midpoint of the price range set forth of the cover page of this prospectus.

In connection with the sale of our Series H convertible preferred stock in fiscal 2011, we undertook a recapitalization which significantly diluted our outstanding common stock and, therefore, the common stock underlying our outstanding options. As a result, our board of directors reviewed the equity incentives that remained in place following the Series H convertible preferred stock financing for all of our employees, including our executive officers. In an effort to provide appropriate incentives and align our employees’ interests with those of our stockholders, our board of directors determined to award refresh options to almost all of our employees in December 2010 following the issuance of our Series H convertible preferred stock. Our board of directors also determined it was in the best interest of our company and our stockholders to allow holders of outstanding options with an exercise price higher than the then current fair market value of our common stock, as determined by our board of directors in good faith at that time, to exchange those options for options with an exercise price equal to the then current fair market value of our common stock, as determined by our board of directors in good faith at that time. In order to participate in this exchange, holders were required to forfeit a certain amount of the vested portion of the exchanged option, resulting in replacement options containing new vesting terms. In addition, the changes to vesting for managers of the company, including our executive officers, was more significant than the changes to vesting for our non-managers. Our board of directors felt this adjustment to vesting was critical to aligning employees’ interest with long-term stockholder value and to establish future equity incentives for employee performance. As a result, our board of directors granted options and stock rights to purchase an aggregate of 21,274,794 shares of common stock in December 2010 and exchanged options to purchase an aggregate of 616,350 shares of common stock.

On April 8, 2011, our board of directors granted options and other rights to purchase an aggregate of 2,165,000 shares of our common stock at an exercise price of $0.51 per share to new and current employees and options to purchase an aggregate of 1,200,000 shares to our non-employee directors at an exercise price of $0.51 per share. In addition, on April 13, 2011, our board of directors granted 1,975,000 restricted stock units to current employees.

No single event caused the valuation of our common stock to increase or decrease from January 2010 through April 2011. Instead, a combination of the factors described below in each period led to the changes in the fair value of the underlying common stock.

January 31, 2010 Retrospective Valuation

As of January 31, 2010, our board of directors determined a fair value of the common stock to be $0.03 per share. The valuation of the common stock as of January 31, 2010 was completed in July 2010 in conjunction with the Series H convertible preferred stock financing, in which we sold shares of Series H convertible preferred stock and shares of incentive common stock at $0.34 per unit to existing investors. Concurrent with the Series H financing, all prior series of convertible preferred stock, with the exception of Series G convertible preferred stock, were converted to common stock. As a result of the significant change to our capital structure as a result of this transaction, the valuation was performed on a pro forma basis to incorporate the Series H financing and convertible preferred stock conversion.

This retrospective valuation was prepared on a minority, non-marketable interest basis. Our board of directors determined that they had equal confidence in both the income and market approaches for this analysis and, therefore, utilized both and weighted them equally to determine the enterprise value for this valuation. In addition, a weighted average cost of capital, or WACC, of 32.5% was determined to be reasonable and appropriate given our stage of development and inherent risks.

We then allocated our enterprise value to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 3.0 years, a risk-free rate of 1.4% and volatility of 60%. The results from the OPM were then reduced by a 30% marketability discount which determined the fair value of the common stock to be $0.03 per share as of January 31, 2010. The January 2010 valuation did not consider the sale of the Series H convertible preferred stock even though it was incorporated into the valuation on a pro forma basis primarily because the Series H convertible preferred stock was purchased by existing investors that received additional benefits in the form of additional shares of common stock for participating in the financing. Even if the Series H transaction had been considered, however, there would have been no change to the fair value of the common stock of $0.03 per share based on a minority, non-marketable interest basis using an OPM.

During the period from January 31, 2010 to the date the valuation was performed in July 2010, we granted 40,000 options with an exercise price of $0.03 per share on February 22, 2010.

April 6, 2011 Contemporaneous Valuation

As of April 6, 2011, our board of directors determined a fair value of the common stock to be $0.51 per share. This contemporaneous valuation was prepared on a minority, non-marketable interest basis. For this valuation, the market approach was utilized and the income approach was not used because projected economic benefits to the stockholders are expected to be realized in the form of an IPO or merger in which market participants are expected to value the business primarily using valuation multiples derived from market data rather than from the application of discount rates to future earnings or cash flows. A WACC of 24.3% was then applied to the values derived from the market approach.

We used a PWERM for the April 2011 valuation which requires us to estimate the probability of future scenarios for our business including an IPO scenario, merger scenario and a liquidation scenario. As noted previously, the OPM is preferred when future outcomes are difficult to predict and the PWERM becomes useful when discrete future outcomes become more predictable. At the beginning of fiscal 2012, our board of directors’ assessment on the likelihood of discrete events became significantly more clear, specifically IPO scenarios;

therefore, the PWERM was utilized to estimate the fair value of the common stock as of April 6, 2011 with the following scenario probabilities: IPO scenario with 45% probability, merger scenario with 45% probability, and a liquidation scenario with 10% probability. The results from the PWERM were then discounted by a 18% marketability discount to determine the fair value of the common stock of $0.51 per share.

We granted 30,000, 55,000 and 21,274,794 options on September 9, October 28 and December 8, 2010 with an exercise price of $0.03 per share. In addition, we modified 616,350 outstanding options, therefore, essentially reissuing these options with a reduced exercise price of $0.03 per share. The weighted-average exercise price of the awards exchanged was $0.30 per share. For these options granted or modified between September and December 2010, our board of directors originally estimated the fair value of the underlying common stock to be $0.03 per share, which was consistent with the January 2010 valuation but less than the value of $0.51 per share as determined by the April 2011 valuation. Although our board of directors continued to believe the original value of our common stock determined between September and December 2010 was appropriate based on the facts known at that time, with the benefit of hindsight, this fair value was subsequently revisited for financial reporting purposes and reassessed so that the fair value of the underlying common stock used to calculate the related stock-based compensation expense for the options granted in September, October and December 2010 was ultimately $0.13, $0.22 and $0.30 per share, respectively. We expect to recognize an aggregate of $5.8 million in stock-based compensation expense related to the awards granted in September, October and December 2010, which will be recognized generally over the vesting period of the awards. In addition, we will recognize $0.3 million in additional stock-based compensation related to the incremental cost incurred as a result of the award modifications over the remaining vesting period of the modified awards. In addition, we granted 3,365,000 options and other purchase rights on April 8, 2011 with an exercise price equal to the fair value of the underlying shares of common stock of $0.51 per share as determined in the April 6, 2011 contemporaneous valuation and 1,975,000 restricted stock units on April13, 2011.

No single event caused the valuation of the common stock to increase from January 31, 2010 to April 6, 2011; rather it was a combination of factors. Through December 2010, our board of directors continued to believe the original value of our common stock of $0.03 per share was appropriate based on the facts known at that time. However, with the benefit of hindsight, the fair value of our common stock was subsequently revisited for financial reporting purposes and we reassessed the fair value of the underlying common stock used to calculate the related stock-based compensation expense. In connection with this review, we evaluated our business in light of market opportunities for an IPO or other liquidity event in the near-term.

In early fiscal 2012, our progress towards an IPO began to ramp significantly, and, among other things, we expanded discussions with investment bankers following a very robust IPO market that was represented by a significant increase in activity late in the fourth quarter of fiscal 2011. The impact of the IPO progress was noted in the change in valuation methodologies from OPM to PWERM, which generally increases common stock valuations because there tends to be higher prices allocated to IPO scenarios than to merger or liquidity scenarios. The increase was also attributable to developments in our business that we began to experience in December 2010 and January 2011 as our financial results began to exceed expectations in terms of bookings, including significant customer orders, cash and revenue. As a result, our board of directors felt that it had a better view of our future expectations and accordingly increased our projections for the April 2011 valuation. We also added guideline companies to the valuation per discussions with our investment bankers in February and March 2011 in order to incorporate more recent IPO activity which also increased our market multiples used in the April 2011 valuation.

Our stock-based compensation expense for our stock-based awards was recognized as follows (in thousands):

	Year Ended January 31,
	2009	2010	2011
Cost of revenue	$2	$1	$37
Research and development	7	6	71
Sales and marketing	15	17	65
General and administrative	17	21	578

Total stock-based compensation	$41	$45	$751

As of January 31, 2011, we had $5.0 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 3.4 years. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees.

Warrants to Purchase Convertible Preferred Stock

Freestanding warrants to purchase shares of our convertible preferred stock are classified as a liability on the consolidated balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value will be recognized as a component of other income (expense), net in the consolidated statements of operations. We use management judgment to estimate the fair value of these warrants and these estimates, which include the fair value of the underlying stock and the expected volatility of the stock, are highly judgmental and could differ significantly in the future.

As of January 31, 2011, we had outstanding warrants to purchase an aggregate of 360,000 shares of our Series G convertible preferred stock. During prior years, we also had outstanding warrants to purchase shares of our Series E and F convertible preferred stock. The fair value of our warrants in the amounts of $0.1 million and $0.2 million was recorded on our consolidated balance sheets as a warrant liability as of January 31, 2010 and 2011. The change in fair value of these warrants resulted in gains to other income (expense), net in the amount of $0.6 million and $0.1 million during fiscal years 2009 and 2010 and a charge in the amount of $0.1 million during fiscal year 2011.

We will continue to record adjustments to the fair value of the warrants until they are exercised, expire or convert into warrants to purchase shares of our common stock which will occur upon the conversion of all of our outstanding convertible preferred stock into common stock immediately before an IPO. At that time, the then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital and we will cease to record any related periodic fair value adjustments.

Inventory Valuation

Inventory consists of hardware and related component parts of our finished goods and is stated at the lower of cost or market value. We record inventory write-downs for potentially excess inventory based on historical sales, forecasted demand, market conditions, expected product life cycles and current inventory levels of our products. If future demand or market conditions are less favorable than our projections, future inventory write-downs could be required and would be reflected in cost of revenue in the period the revision is made. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If actual demand and market conditions are less favorable than anticipated, additional inventory adjustments could be required in future periods.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable. To assist with the estimate, our management considers, among other factors, the aging of the accounts receivable, including trends within the age of the accounts receivable, our historical write-offs, the credit-worthiness of each purchaser, the economic conditions of the purchaser’s industry and general economic conditions. In cases where we are aware of circumstances that may impair a specific purchaser’s ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is significant judgment involved in estimating the allowance for doubtful accounts.

Income Taxes

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans. As of January 31, 2011, we had recorded a full valuation allowance on our net deferred tax assets due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of net operating loss carryforwards. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Since inception, we have incurred operating losses, and, accordingly, we have not recorded significant provisions for income taxes for any of the periods presented. Accordingly, there have not been significant changes to our provision for income taxes and we do not expect any significant changes until we are no longer incurring losses.

As of January 31, 2011, we had federal net operating loss carryforwards of $59.4 million and state net operating loss carryforwards of $53.8 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal net operating loss carryforwards will begin to expire in 2020 and the state net operating loss carryforwards will begin to expire in 2016. Utilization of these net operating losses carryforwards may be subject to an annual limitation due to applicable provisions of the Internal Revenue Code, and state and local tax laws if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, including, for example, as a result of the shares issued in this offering aggregated with certain other sales of our stock before or after this offering.

We regularly review our tax positions and for benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. Our policy is to recognize interest and penalties related to income tax matters as income tax expense. Through January 31, 2011, interest and penalties associated with unrecognized tax benefits had not been significant.

Results of Operations

Fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010

The following table presents our historical operating results and the changes in these results in dollars (in thousands) and as a percentage for the periods presented:

	Year Ended January 31,		Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
Revenue	$16,288	$30,004	$13,716	84%
Cost of revenue	7,482	11,504	4,022	54

Gross profit	8,806	18,500	9,694	110

Operating expenses:
Research and development	4,908	5,152	244	5
Sales and marketing	6,980	8,886	1,906	27
General and administrative	5,309	6,449	1,140	21

Total operating expenses	17,197	20,487	3,290	19

Loss from operations	(8,391)	(1,987)	(6,404)	(76)
Interest expense, net	(850)	(270)	(580)	(68)
Other income (expense), net	86	(61)	(147)	(171)

Loss before provision for income taxes	(9,155)	(2,318)	(6,837)	(75)
Provision for income taxes	22	167	145	659

Net loss	$(9,177)	$(2,485)	(6,692)	(73)

Revenue

Our revenue increased by $13.7 million, or 84%, to $30.0 million in fiscal 2011 from $16.3 million in fiscal 2010. This increase primarily reflected an increase in sales of our IP video processing and distribution solution, which was primarily the result of increased consumer demand for multi-screen video services, and our continued growth into the North American telecommunications and cable services market as well as, to a lesser extent, the emergence of new OTT content providers that utilized our solution.

Cost of Revenue and Gross Margin

Cost of revenue increased by $4.0 million, or 54%, to $11.5 million in fiscal 2011 from $7.5 million in fiscal 2010 primarily as a result of increased unit volume to meet increasing demand for our solution, partially offset by cost reductions on our converged encoder products which were shipped during the entire fiscal year and comprised the majority of our revenue in fiscal 2011.

Gross margin increased from 54% in fiscal 2010 to 62% in fiscal 2011. Our gross margin increased in fiscal 2011 primarily as a result of improved margins from our new generation of converged encoder products which were shipped during the entire year and comprised the majority of our revenue in fiscal 2011, increased sales in certain geographies that typically have higher average sales prices, and, to a lesser extent, cost reductions from a switch in the fourth quarter of fiscal 2010 to a new, more efficient contract manufacturer.

Operating Expenses

Our operating expenses increased by $3.3 million, or 19%, to $20.5 million in fiscal 2011 from $17.2 million in fiscal 2010.

Research and Development Expenses

Research and development expenses increased by $0.2 million, or 5%, to $5.2 million in fiscal 2011 from $4.9 million in fiscal 2010. Research and development expenses are presented net of French research tax credits which amounted to $1.5 million in fiscal 2010 and $1.2 million in fiscal 2011.

Sales and Marketing Expenses

Sales and marketing expenses increased by $1.9 million, or 27%, to $8.9 million in fiscal 2011 from $7.0 million in fiscal 2010, primarily as a result of an increase of $1.0 million in personnel-related expenses and $0.4 million in travel expenses due to an increase in sales and marketing personnel, as well as an increase of $0.9 million in commissions and bonuses associated with increased sales. These increases were partially offset by a decrease of $0.3 million in public relations and other costs related to our marketing materials.

General and Administrative Expenses

General and administrative expenses increased by $1.1 million, or 21%, to $6.4 million in fiscal 2011 from $5.3 million in fiscal 2010, primarily due to an increase of $1.0 million in personnel-related expenses as a result of an increase in stock-based compensation and cash bonuses, as well as an increase of $0.3 million in professional services expenses as a result of an increase in the use of outside consultants. These increases were partially offset by a decrease of $0.2 million in bad debt expense.

Interest Expense, net

Interest expense, net decreased by $0.6 million, or 68%, to $0.3 million in fiscal 2011 from $0.9 million in fiscal 2010. The decrease was primarily a result of a decrease in the outstanding principal amount of borrowings under our credit facilities during fiscal 2011 due to our repayment of all our outstanding notes payable and the conversion of our bridge notes into convertible preferred stock in fiscal 2011.

Other Income (Expense), net

Other income (expense), net changed by $0.1 million in fiscal 2011 from income of $0.1 million during fiscal 2010 to an expense of $0.1 million in fiscal 2011. This change was due primarily to a $0.1 million increase in the fair value of our convertible preferred stock warrants.

Fiscal year ended January 31, 2010 compared to the fiscal year ended January 31, 2009

The following table presents our historical operating results and the changes in these results in dollars (in thousands) and as a percentage for the periods presented:

	Year Ended January 31,		Increase / (Decrease)	% Increase / (Decrease)
	2009	2010
Revenue	$18,664	$16,288	$(2,376)	(13)%
Cost of revenue	10,085	7,482	(2,603)	(26)

Gross profit	8,579	8,806	227	3

Operating expenses:
Research and development	7,878	4,908	(2,970)	(38)
Sales and marketing	9,698	6,980	(2,718)	(28)
General and administrative	5,840	5,309	(531)	(9)

Total operating expenses	23,416	17,197	(6,219)	(27)

Loss from operations	(14,837)	(8,391)	(6,446)	(43)
Interest expense, net	(1,557)	(850)	(707)	(45)
Other income, net	695	86	(609)	(88)

Loss before provision for income taxes	(15,699)	(9,155)	(6,544)	(42)
Provision for income taxes	70	22	(48)	(69)

Net loss	$(15,769)	$(9,177)	(6,592)	(42)

Revenue

Our total revenue decreased by $2.4 million, or 13%, to $16.3 million in fiscal 2010 from $18.7 million in fiscal 2009 primarily as a result of a decrease in sales due to the slowdown in general economic conditions in fiscal 2010, which caused an increase in the duration of our sales cycle and an overall decrease in our customers’ capital spending budgets.

Cost of Revenue and Gross Margin

Total cost of revenue decreased by $2.6 million, or 26%, to $7.5 million in fiscal 2010 from $10.1 million in fiscal 2009 primarily as a result of decreased unit shipments due to the slowdown in general economic conditions in fiscal 2010.

Our gross margin increased to 54% in fiscal 2010 compared to a gross margin of 46% in fiscal 2009 primarily as a result of our product mix, an increase in unit shipments of our converged encoder products in fiscal 2010 and increased sales in certain geographies that typically have higher average sales prices. Our gross margin increased, to a lesser extent, as a result of the reduction of our production costs due to a switch in the fourth quarter of fiscal 2010 to a new, more efficient contract manufacturer and a reduction in the number of our operations personnel in fiscal 2010.

Operating Expenses

Our operating expenses decreased by $6.2 million, or 27%, to $17.2 million in fiscal 2010 from $23.4 million in fiscal 2009. The decrease in operating expenses was primarily a result of our strategy to reduce expenses in response to the general economic downturn during fiscal 2010.

Research and Development Expenses

Research and development expenses decreased by $3.0 million, or 38%, to $4.9 million in fiscal 2010 from $7.9 million in fiscal 2009. The decrease was primarily due to a decrease of $2.8 million in the cost of engineering consultants as part of our cost-cutting measures in response to economic conditions and a $0.3 million decrease due to an increase in the French research tax credit which was expected to be received as a refund and, therefore, recognized against our fiscal 2010 eligible expenditures.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $2.7 million, or 28%, to $7.0 million in fiscal 2010 from $9.7 million in fiscal 2009, primarily as a result of decreases of $0.8 million in personnel-related expenses and $0.6 million in travel expenses due to a reduction in sales and marketing personnel, $0.6 million in bonuses and commissions related to reduced sales, $0.3 million for consultants and professional services and $0.1 million in facilities costs.

General and Administrative Expenses

General and administrative expenses decreased by $0.5 million, or 9%, to $5.3 million in fiscal 2010 from $5.8 million in fiscal 2009, primarily due to decreases of $0.3 million in professional services costs and $0.3 million in facilities and equipment costs, which were partially offset by an increase of $0.2 million in depreciation and amortization expenses.

Interest Expense, net

Interest expense, net decreased by $0.7 million to $0.9 million in fiscal 2010 from $1.6 million in fiscal 2009, primarily as a result of the conversion of $9.1 million in bridge loans into shares of convertible preferred stock in September 2008 and a decrease in the outstanding principal amount of notes payable under our credit facilities during fiscal 2010.

Other Income, net

Other income, net decreased by $0.6 million from $0.7 million in fiscal 2009 to $0.1 million in fiscal 2010. The change is primarily due to the change in the fair value of our convertible preferred stock warrants of $0.6 million during fiscal 2009.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily with proceeds from issuances of convertible preferred stock and borrowings under our credit facilities. Since inception, we have raised an aggregate of $78.7 million from the sale of our convertible preferred stock, including the conversion of convertible promissory notes. We have also funded purchases of equipment and other general corporate services with proceeds from our borrowing under our credit facilities.

We have incurred operating losses since inception and have an accumulated deficit of $79.0 million and a total stockholders’ deficit of $28.9 million as of January 31, 2011. However, our operating results for fiscal 2011 showed significant improvement as compared to prior years, as reflected in higher revenue and gross profit, lower operating and net losses and in the generation of positive cash flows from operations. Further, as of January 31, 2011, we had positive working capital, $10.0 million in cash and cash equivalents and no borrowings outstanding. Since inception, we have relied primarily on the proceeds from equity offerings and debt proceeds to finance our operations. We believe that our existing cash and cash equivalents as of January 31, 2011 will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Management plans to continue to finance operations with a combination of equity issuances, debt arrangements and cash provided by operations. If additional funding is required, there can be no assurance that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs or ultimately achieve profitability. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan.

Cash Flows

The following summary of our cash flows for the periods indicated and has been derived from our financial statements which are included elsewhere in this prospectus (in thousands):

	Year Ended January 31,
	2009	2010	2011
Cash provided by (used in) operating activities	$(13,187)	$(3,493)	$3,657
Cash provided by (used in) investing activities	(1,070)	(819)	(1,310)
Cash provided by (used in) financing activities	20,505	2,025	3,489

Cash Flows from Operating Activities

Our primary uses of cash from operating activities have been for personnel costs, purchases of inventory and costs related to our facilities. In the past, we experienced negative cash flows from operating activities as we expanded our business and generated operating losses. Our cash flows from operating activities will continue to be affected principally by our working capital requirements and the extent to which we increase spending on personnel and sales and marketing activities as our business grows.

Cash provided by operating activities of $3.7 million in fiscal 2011 reflected a net loss of $2.5 million, partially offset by non-cash charges of $1.0 million for depreciation and amortization and $0.8 million for stock-based compensation. The $4.0 million increase in our net operating assets and liabilities was primarily a result of an increase of $5.2 million for accounts payable and accrued liabilities and $4.3 million for deferred revenue, partially offset by an increase of $3.8 million in accounts receivable and $2.0 million of deferred inventory costs.

Cash used in operating activities of $3.5 million in fiscal 2010 reflected a net loss of $9.2 million and a decrease in deferred revenue of $0.9 million, partially offset by a decrease in other assets of $2.2 million, non-cash charges of $0.8 million for depreciation and amortization and a decrease of $1.0 million of inventory. The decrease in other assets was principally due to a decrease in the research and development tax credit from our subsidiary in France. Our deferred revenue decreased as a result of the timing of revenue recognition and a decrease of product shipments at the end of fiscal 2010.

Cash used in operating activities of $13.2 million in fiscal 2009 reflected a net loss of $15.8 million as well as an increase in deferred inventory costs of $1.6 million, partially offset by an increase in deferred revenue of $4.6 million and non-cash charges of $0.6 million for depreciation and amortization and $0.4 million for the amortization of debt discounts. The increase in deferred revenue and deferred inventory cost was due to significant customer shipments during the fiscal year that remained subject to customer acceptance criteria as of the end of fiscal 2009 and revenue deferred from customer arrangements that included undelivered elements for which VSOE had not been established.

Cash Flows from Investing Activities

Our investing activities consisted solely of our capital expenditures and amounted to $1.1 million, $0.8 million and $1.3 million in fiscal 2009, 2010 and 2011, respectively, for purchases of equipment.

Cash Flows from Financing Activities

To date, we have financed our operations primarily with proceeds from issuances of convertible preferred stock and borrowings under our credit facilities.

In fiscal 2011, cash provided by financing activities was $3.5 million, primarily as a result of cash proceeds of $6.2 million received from the issuance of Series H convertible preferred stock, partially offset by the cash payments of $2.7 million on notes payable.

In fiscal 2010, cash provided by financing activities was $2.0 million, primarily as a result of our receipt of $5.0 million in proceeds from the issuance of Series G convertible preferred stock and $1.0 million from the issuance of bridge loans. These proceeds were partially offset by the repayment in cash of other debt obligations of $4.0 million.

In fiscal 2009, cash provided by financing activities was $20.5 million, primarily as a result of our receipt of proceeds from borrowings under our credit facilities of $3.8 million, the issuance of bridge loans of $8.9 million, and the issuance of Series G convertible preferred stock of $10.7 million, partially offset by the repayment in cash of other debt obligations of $2.9 million.

Contractual Obligations

The following summarizes our contractual obligations as of January 31, 2011:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating lease obligations	$743	$608	$204	$20	$1,575

In November 2010, we entered into a revolving line of credit with a commercial lender that allows for draws of up to $5.0 million for general corporate purposes. The amounts we borrow must be repaid prior to the maturity date in November 2012. Interest accrues at a floating per annum rate equal to either (i) the greater of (x) the prime rate plus 2.75% or (y) 6.75% if the liquidity ratio for the immediately preceding month does not meet a minimum threshold or (ii) the greater of (x) the prime rate plus 1.75% or (y) 5.75% at all other times. We granted the lender for this line of credit a first priority perfected security interest in all of our assets. In February 2011, we borrowed $1.0 million under our line of credit facility. We intend to repay these borrowings by November 2012.

Off-Balance Sheet Arrangements

As of January 31, 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro relative to the U.S. dollar. We have a large research and development facility in France and pay our employees located in France in Euros. To date, we have not entered into any hedging contracts. During fiscal 2011, a 10% appreciation or depreciation in the value of the U.S. dollar relative to the other currencies in which our expenses are denominated would have had an estimated impact of $0.9 million on our financial position or results of operations.

Interest Rate Sensitivity

We had cash and cash equivalents of $10.0 million as of January 31, 2011. Our cash and cash equivalents are held primarily in cash deposits and money market funds. We hold our cash and cash equivalents for working capital purposes. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income. During fiscal 2011, a 10% appreciation or depreciation in overall interest rates would not have had a material impact on our interest income.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued revised guidance for revenue recognition with multiple deliverables. This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This revised guidance went into effect for us beginning in the first quarter of our fiscal year ending January 31, 2012. We are currently evaluating the potential impact, if any, of the adoption of the revised accounting guidance. We adopted the new revenue recognition standard as of February 1, 2011 on a prospective basis.

In October 2009, the FASB issued revised guidance for the accounting for certain revenue arrangements that include software elements. This guidance amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. This revised guidance went into effect for us beginning in the first quarter of our fiscal year ending January 31, 2012. We adopted the new revenue recognition standard as of February 1, 2011 on a prospective basis but are still evaluating the potential impact of the revised guidance. As a result of the new guidance, we expect that new revenue arrangements will no longer be subject to software accounting and instead will be subject to the new multiple element deliverable accounting, and that the portion of the deferred revenue related to arrangements with undelivered professional services will likely decline since we may be able to defer the estimated selling price of the professional services under the new rules, rather than deferring the entire arrangement.

BUSINESS

Overview

We are a leading provider of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers. Based on our unique video compression and advanced IP video networking technologies, our solution is designed to enable service providers and content providers to offer high-quality video anytime, anywhere across a broad array of video formats, networks, consumer devices and operating systems. We refer to this video experience as TV without Boundaries. Our software-based solution runs on industry-standard hardware and includes encoders, transcoders, network media processors and video gateways, all controlled through our network management system.

We enable service providers and content providers to deliver linear broadcast and on-demand video services to their customers via multiple screens, such as tablets, mobile handsets, netbooks, laptops, PCs and TVs. We offer service providers and content providers the ability to deliver high-quality video to their customers either across their managed networks or outside the boundaries of their network over the open Internet, referred to as over-the-top, or OTT. Our customers include mobile and wireline telecommunications service providers, cable multiple system operators, or MSOs, direct broadcast satellite service providers, or DBSs, and content providers, which includes broadcasters and content publishers, owners, aggregators and licensees. We distribute our products and solutions globally through a network of channel partners, which includes leading telecommunications systems integrators throughout the world, as well as our own direct sales force.

We differentiate our solution by offering flexibility to our customers, including continuous software enhancements that are run on standards-based, re-configurable hardware to adapt to the rapidly evolving consumer device landscape. Our software-based products enable differentiated features and revenue-enhancing applications along with a high-quality of experience and carrier-class reliability. Our solution conforms to international telecommunications standards. In addition, we work closely with our network of technology partners to support a wide range of video platforms, formats and features.

We address both the market for Pay-TV encoders and the market for multi-format encoders. According to Frost & Sullivan, the market for Pay-TV encoders is expected to grow from $435.8 million in 2010 to $569.0 million in 2015, and the market for multi-format video encoders is expected to grow from $270.9 million in 2010 to $585.6 million in 2015. Accordingly, we believe our combined total addressable market will be $1.2 billion in 2015, growing at a CAGR of 11.1%.

We were incorporated in Delaware on January 5, 2000. Our company is based in South San Francisco, California, with our research and development center located in the metropolitan area of Rennes, France, and further international presence in Australia, Austria, Brazil, China, England, India, Japan, Singapore and the United Arab Emirates. We have sold our solution to over 220 end-customers to date in over 50 countries. Our customers include the top global service providers, including seven of the top eight global broadband service providers, three of the top four U.S. cable service providers and eight of the top ten global mobile service providers.

Industry Background

In the early 1990s, consumers began to experience the first digital TV technology evolution when it became possible to transmit significantly more TV channels while utilizing the same amount of bandwidth compared to analog TV. As a result, new service offerings emerged such as direct broadcast satellite TV and digital cable TV, and the channel offerings available to consumers grew from a few channels to hundreds of channels. In the mid 2000s, the second wave of digital TV technology evolution began, fueled by new connected devices and increased access to broadband Internet through wireless and wireline networks. As this technology matured, it became possible for service providers and content providers to deliver video content to a broad array of devices over mobile and broadband networks. This new era of digital TV technology enables service providers and content providers to deliver, and consumers to enjoy, a high-quality video experience anytime, anywhere.

Consumer Video Trends

We believe the growth in demand for TV without Boundaries is being driven by several key consumer trends, including the following:

•

Demand for quality – The emergence of new high definition, or HD, standards for broadcast TV, the broad availability of cost-effective Blu-ray disc players, which is the new HD standard for stored video, and HD flat-screen TVs, and the availability of numerous HD Pay-TV services has resulted in consumers expecting and demanding a higher quality video experience. Mobile devices and tablets are also improving screen resolution to allow for the display of HD video to meet consumer demands. As a result of these trends, consumers are increasingly demanding higher definition video that is free from video artifacts, including re-buffering, blockiness and cut screen.

•

Demand for anytime access to video content – The availability of cost-effective digital video recorders enabling time-shifting as well as on-demand services offered by service providers has made consumers increasingly accustomed to accessing video content anytime they choose. Time-shifting and on-demand are features and services that allow consumers to choose when they watch video content that would otherwise only be available at fixed timeframes scheduled by the service provider. According to IMS Research, a third-party research firm, total worldwide video on-demand households grew from 41.7 million at the end of 2009 to 53.9 million at the end of 2010, a growth rate of 29.3%, and is expected to grow to 157.3 million at the end of 2016, a 2010 to 2016 CAGR of 19.5%.

•

Demand for anywhere access to video content – The proliferation of video-enabled mobile devices, such as tablets, smartphones, netbooks and laptops, is driving demand for video services irrespective of the consumer’s location. According to International Data Corporation, or IDC, smartphone shipments reached 303.4 million in 2010, and are expected to climb to 925.7 million in 2015, a CAGR of 25.0%, and more importantly, the penetration of smartphones compared to all mobile devices is expected to grow from 21.8% in 2010 to 44.6% in 2015[1]. Tablets, a new category of video-enabled device, are also expected to contribute to the growth in video consumption. Gartner, Inc., or Gartner, estimates that at the end of 2010, there were 17.6 million tablets and that sales will grow to 294.1 million in 2015, a CAGR of 75.6%.[2]

•

Demand for advanced video services in the home – Video consumption growth is also occurring in the home. The rise of new devices bridging the TV screen to the Internet: set-top-boxes, game consoles, media centers, networked DVR and DVDs and most recently Internet-enabled TVs is fueling this trend. According to IDC, home network-enabled video device shipments were 27.7 million in 2009, grew 85.3% to 51.3 million in 2010 and are expected to grow to 178.5 million in 2013, representing a CAGR of 59.3%.[3]

As a result of these consumer trends, video consumption has moved beyond the home and a standard TV to an Internet-enabled TV, tablet, PC and mobile device, which we refer to as multi-screen video. In addition, the number of consumers who have access to high-quality video content is increasing as broadband devices and connections increase. According to Gartner, the total number of consumer fixed broadband connections worldwide was 484.3 million at the end of 2010 and is expected to reach in excess of 682.6 million in 2015, a CAGR of 7.1%.4

These consumer trends raise new challenges impacting how service providers and content providers address the delivery of video services to consumers with the goal of providing high-quality content anytime, anywhere, on any device, or TV without Boundaries.

[1]	IDC, Worldwide Smartphone 2011-2015 Forecast and Analysis, Doc.#227367, March 2011.

[2]	Gartner Forecast: Connected Mobile Consumer Electronics, Worldwide, 2008-2015, 1Q11 Update.

[3]	IDC, Worldwide and U.S. Home Network-Enabled Video Devices 2009-2013 Forecast, Doc.#220141, October 2009.

[4]	Gartner Forecast: Consumer Fixed Voice, Internet and Broadband Services, Worldwide, 2008-2015, 1Q11 Update.

Key Video Market Segments

Service providers and content providers are addressing evolving consumer demands for video through different market segments. The key video market segments include:

Managed Subscription Video and IPTV (Digital Pay-TV) – Digital Pay-TV is operated over a managed network and is characterized by having a high quality of consumer experience and a high standard of security, interactivity and reliability. Digital Pay-TV is the largest video segment by far with 407.8 million subscribers at the end of 2010 and is expected to grow to 785.4 million subscribers at the end of 2016, according to IMS Research, a CAGR of 11.5%. Currently, MSOs have maintained the largest percentage of Digital Pay-TV consumers. As traditional telecommunications service providers have sought growth in average revenue per user and as they attempt to defend against voice, data and video service bundles offered by MSOs, traditional telecommunications service providers have broadened their suite of services to include Digital Pay-TV.

According to Cisco Visual Networking Index Global IP Traffic Forecast 2009 – 2014, or Cisco VNI, Managed IP Video traffic is expected to grow from an estimated 3,680 petabytes, or PB, transmitted per month in 2010 to an estimated 10,875 PB transmitted per month in 2014, a CAGR of 31%.

Source: Cisco VNI, 2010

Mobile Video – The combination of advanced, user-friendly mobile devices coupled with the proliferation of 3G, 4G and Wi-Fi broadband networks, along with innovative business models that support the creation and deployment of video-enabled applications and services, has accelerated the demand for mobile video.

According to the Cisco Visual Networking Index Mobile Data Traffic Forecast, 2010 – 2015, or Cisco Mobile VNI, mobile video is expected to grow from 117.9 PB in 2010 to 4,150 PB in 2015, a CAGR of 104%.

Source: Cisco Mobile VNI 2011

Over-the-Top Video – As more consumers obtain access to broadband connectivity, it is now possible for broadcasters and content publishers, owners, aggregators and licensees to target consumers directly over the open Internet infrastructure with an acceptable video and service quality. OTT can be delivered through any broadband network, such as cable, DSL, 3G and WiFi. Recently, content providers, such as Hulu, Netflix and Sezmi, have gained broad consumer adoption due to these trends. Many broadcasters and content owners, such as BBC, CBS and ESPN, and sports leagues, such as the NBA and MLB, have each created a very significant video presence online.

According to Cisco VNI, OTT video consumed on PCs and TVs is expected to grow at a 47% CAGR to 2014.

Source: Cisco, VNI 2010

Service Provider and Content Provider Trends

Service providers and content providers must continue to launch innovative new service offerings in order to address evolving consumer trends and video delivery models. Key trends have emerged that impact the way service providers and content providers operate.

•

Service providers – Traditional Pay-TV service providers, including MSOs and DBSs, have been challenged, first by traditional telecommunications service providers, who have gained market share from Pay-TV, and most recently by OTT providers, who have launched successful services, such as Hulu, Netflix and Sezmi. Traditional telecommunications service providers are competing with MSOs and DBSs by offering new bundled services where consumers can enjoy a single service package and monthly bill covering broadband Internet, voice and video services, or triple play, and additionally bundling mobile as a fourth service, or quad play. Service providers who also operate mobile networks can leverage their dual-network presence to offer innovative services. For example, AT&T launched U-verse Mobile in 2010, an extension of its U-verse IPTV service to its mobile subscribers. In reaction to this competitive threat, MSOs and DBSs are launching innovative services that deliver video content to PCs and mobile devices. For example, Comcast launched the xFinity remote control application for Apple’s iPad and iPhone in 2010. xFinity subscribers can now control devices using an iPad or iPhone throughout the digital home, and watch select Comcast content on their iPad or iPhone as well.

•

Content providers – Content providers include broadcasters and content publishers, owners, aggregators and licensees. As wireless and wireline broadband becomes more readily available, content providers of all types have adopted new business models to capitalize on the demand for video services as well as the direct access to consumers enabled by the Internet. Broadcasters and content owners, including BBC, CBS and ESPN, have broadened their means of distribution to consumers beyond the linear broadcast business model to include direct OTT distribution. In addition, new business models from emerging content providers, including Hulu, Netflix and Sezmi, have circumvented traditional service provider and programmer distribution channels to reach consumers directly via OTT delivery. Those OTT providers compete with traditional service providers by offering aggressive pricing, à la carte services and innovative new advertising models.

Limitations of Existing Technologies

Existing technologies designed to enable video delivery are largely either engineered solely for broadcast-centric applications serving standard TVs, or engineered solely for web delivery of content. Products designed only for broadcast-centric applications do not address the growing diversity of devices and networks, and products designed only for web delivery of content do not address the technical requirements of traditional broadcast TV or provide the quality, reliability and manageability expected by service providers. Although the video delivery models of service providers and content providers historically have had different demands, their offerings are converging in the marketplace. As a result of this convergence, service providers and content providers face the following challenges when delivering video to consumers:

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Quality of experience – Consumers are increasingly demanding a high level of quality for video on whatever device they are using and wherever they choose to access video. As consumers increasingly demand TV without Boundaries, there is a greater requirement for service providers and content providers to deliver the same quality of experience historically delivered only through traditional broadcast services, but do so now across multiple devices and networks. We believe current technologies have not adequately addressed the numerous video delivery challenges of providing video services across multiple devices and networks, which can degrade the consumer experience through video artifacts, including re-buffering, blockiness and cut screen.

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Wide array of video formats – There are an increasing number of content formats, including 3GPP, Adobe HTTP Dynamic Streaming, Apple HTTP Live Streaming and Microsoft Smooth Streaming. Content must be properly transcoded into these formats in order to be delivered across the network and displayed on a consumer’s device. For each different format, this process requires a unique set of algorithms, network packaging, security and access protocols. We believe current hardware-based products do not have the capabilities to address the full spectrum of video formats necessary to create a comprehensive multi-screen delivery solution.

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Rapidly evolving complex video delivery ecosystem – The process of delivering video through various network technologies, with a rapidly evolving array of device formats, operating systems and display formats and resolutions, has become extremely complex. Existing hardware-based products fail to adequately address the complexities of this ever-changing video delivery landscape.

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Efficiency of delivery – The large bandwidth requirement for the transfer of video and the capability for advanced devices, such as tablets, smartphones, laptops and netbooks to consume new video services through the Internet is a tremendous burden on network capacity. As video delivery moves from single screen to multi-screen, service providers are required to send video in multiple formats across their network in order to accommodate multiple devices, which further consumes network resources. As a result, service providers must seek a solution that reduces the burden on their network and minimizes costly network upgrades. Similarly, content providers must seek a solution that reduces costs incurred from content delivery network providers. As video delivery expands to multiple screens and formats, existing technologies are not optimized for the efficient delivery of this new trend of services.

Traditionally, service and content providers deployed point solutions to distribute video to each class of device. As these delivery models converge to meet evolving consumer demands for TV without Boundaries, this silo approach to video delivery presents inherent limitations and increased costs for service and content providers. Traditional video delivery systems for service providers have focused on quality of experience without the need to address a wide array of network technologies or growing number of devices and operating systems. Current video delivery systems designed to address mobile and OTT video services have focused on addressing multiple network technologies and different devices and operating systems, without supporting traditional TV delivery or addressing the consumer demand for quality of experience. As these services converge and service providers and content providers attempt to address the needs of their end users in a single solution, the delivery of video increasingly requires new architectures that can accommodate delivery of high-quality video across multiple networks to multiple devices with the flexibility to adapt to a rapidly evolving market.

The Envivio Solution

Our software-based solution is capable of delivering a true converged multi-screen service across mobile, broadband and managed networks, allowing service providers and content providers to offer consumers the same high-quality experience across multiple devices and networks through a single converged solution. We utilize a unified software architecture to provide a flexible video delivery platform to service and content providers that can evolve with the market needs. Our solution is designed to eliminate the need for separate point solutions for each screen so that service providers and content providers are able to benefit from scale and avoid the added costs of maintaining several hardware platforms and the related maintenance, redundancy, staff and support that they would otherwise incur with separate point solutions for each screen. We believe our solution offers the following key benefits to our customers:

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Provides a high-quality video experience – We have designed a solution that enables the delivery of video to consumers to multiple screens while maintaining a high-quality video experience through advanced adaptive streaming technologies. Irrespective of whether video is delivered across mobile networks, managed video networks or OTT, our solution enhances the consumer’s experience by reducing video artifacts, including re-buffering, blockiness and cut screen. We believe the combination of our technological sophistication and the flexibility of our solution enables both service providers and content providers to deliver a high quality of experience to consumers who demand TV without Boundaries.

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Addresses complexities of multi-screen video delivery with high reliability – Our solution addresses the complexities of the service provider and content provider ecosystems by providing a platform to effectively enable delivery of video over mobile and IP networks to a wide array of device and operating system combinations in a number of display formats and resolutions. We provide our solution on a single platform, which is easy to deploy, easy to maintain and simple to upgrade, rather than a complex series of disparate point solutions. In addition, our solution is designed to meet the stringent requirements of service providers and is highly reliable, highly scalable and meets top industry certifications.

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Ingests and delivers video in a broad array of formats – Our software-based solution is compatible with all major video formats across all major codecs, resolutions, frame rates, bitrates and transport profiles. We accommodate the transport of video through different networks, such as broadband and mobile networks, or traditional cable and satellite broadcast networks. In addition, our converged video delivery solution transcodes content into a wide array of professional video formats, such as 3GPP, Adobe HTTP Dynamic Streaming, Apple HTTP Live Streaming and Microsoft Smooth Streaming.

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Optimizes video distribution architecture – Our solution is designed to optimize bandwidth and to ensure that video is delivered to the consumer in a highly efficient manner. We allow service providers to send video using a single format across their network, irrespective of the number of target devices they want to reach. Our solution adapts video content at each edge location distributed throughout the network, eliminating the need to repetitively deliver the same video in different formats from the core of the network to the edge. Service providers, therefore, operate much more efficiently by lowering bandwidth usage, lowering power consumption, reducing potential network bottlenecks and associated costs.

Our Growth Strategy

Our objective is to become the leading multi-screen IP video processing and distribution solution to service providers and content providers. The key elements of our growth strategy are:

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Continued innovation of our software-based, multi-screen solution – We believe our software-based architecture is fundamentally different than competing architectures. We focus our development efforts on advanced, proprietary video processing technologies, such as video encoding algorithms, video pre-processing and filtering, and advanced network optimizations, differentiating our software-based solution from our competitors’ technologies. We intend to leverage our core IP video technology strength to develop new products with enhanced software-based capabilities to further demonstrate the value of our solution and increase our long-term revenue opportunities.

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Increase our share of our customers’ network footprint – We intend to increase our market share by selling additional products into our existing customers’ networks. Typically, the initial order from a new customer covers video delivery for only a small portion of their possible service offering. We intend to expand our relationships with these customers by offering additional products, including the addition of mobile or IPTV capabilities or the extension of our services to new geographies or content offerings, as they realize the benefits of our unique, converged software-based, multi-screen architecture. We have many current customers that are well positioned to leverage their existing mobile and broadband networks as well as programming to deliver a TV without Boundaries experience.

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Maximize our sales distribution capabilities to add new customers – We have direct relationships with the world’s largest systems integrators and intend to further leverage our relationships with these leading systems integrators to expand our market presence. We intend to further broaden our customer and geographic presence through expanded channel partnerships with new and existing partners. We also intend to further develop our direct sales capabilities to capitalize on the emerging and rapidly growing OTT market.

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Extend our solution through complementary products – We believe that we occupy a key position in the video delivery ecosystem, which provides an opportunity for us to extend our solutions by offering adjacent and complementary products. We intend to develop new products and features for our customers through internal development, potential acquisitions and partnerships.

Our Technology and Products

Our innovative video processing and delivery solution is based on a suite of products built upon a proprietary software platform that our engineers have developed over more than a decade. By combining this proprietary software platform with the latest generation of industry-standard servers and other third-party products, we have created an innovative suite of video processing and distribution products addressing multi-screen video applications.

Core Technologies

We believe our portfolio of compression and distribution technologies is more advanced than those of our competitors. Our software platform is the foundation of our video processing and distribution products and incorporates the following core technologies:

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Modular software architecture – Our core competencies are in developing advanced media compression and video over IP technologies, where we deliver a carrier grade, multi-screen solution. We accomplish this by leveraging our contribution to the MPEG-4 standard and our rights to MPEG-4 related patents. Our modular software architecture provides a common platform of capabilities and features that allows our products to perform critical video processing and distribution functions, including ingestion, processing, packaging, protection and encryption, network optimizations and monitoring. In addition, our software-based architecture allows customers to enable features or add capacity through the input of a simple security or license key.

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Envivio Genesis™ – Envivio Genesis is a video encoding technology that simultaneously supports multiple streams of video at various bit rates and resolutions through one unified broadcast format. It is compatible with most consumer devices and significantly reduces backbone bandwidth requirements for multi-screen services when compared with delivering a separate format for each device. This efficiency means that only a single core content delivery backbone or satellite uplink is needed to distribute Genesis-formatted content to the edge of the service provider’s internal network, where it is then efficiently reprocessed by our Network Media Processor. Genesis can also carry picture preview, subtitles and other synchronized and proprietary metadata to improve the quality of experience.

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Multi-core video compression – We have developed a patented set of video processing and compression algorithms designed to optimize performance on industry-standard, multi-core hardware chipsets. These algorithms are central to all of our encoder and transcoder products. Due to the evolution in the number and speed of CPU cores, our encoding products have constantly increased their transcoding capacity. We believe that our video compression technology is designed to optimize bandwidth utilization while maintaining the highest possible level of video quality. This allows for a reduction in the cost to deliver video, or an increase in the video quality at a specified network capacity.

Products

Our unified video headend solution and unified delivery infrastructure for live and on-demand multi-screen video delivery are built on our encoding, transcoding and video distribution products. A headend is the hub of a television system at the central location of the network. The headend receives video feeds for multiple channels and transmits video to subscribers. Our product suite, which includes 4Caster, Halo and 4Manager, enables video headends to be tailored by our customers to serve various combinations of tablets, mobile handsets, netbooks, laptops, PCs and TVs.

Our hardware can be easily reconfigured by our customers to deliver content to consumers on a broad array of devices with additional software options that expand device support as new devices are introduced and add support for premium features and applications. Our suite of products consists of the following:

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Envivio 4Caster – Our 4Caster product delivers video to mobile, PC and TV from a single platform. We have designed 4Caster to optimize live and on-demand workflows for video delivery commensurate with the characteristics of both legacy and current network infrastructures by encoding video input in multiple codecs, resolutions, bit rates and formats. 4Caster utilizes pre-processing techniques to clean and optimize video sources before encoding. 4Caster is designed to perform high-quality compression and content encryption to secure high-value content from the headend to the edge device that meets the requirements of content owners for quality, content protection and digital rights management. Our 4Caster product is available in various models to fit the specific requirements of our customers.

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Envivio Halo™ – Our Halo Network Media Processor performs final content adaptation for consumer devices, including protected adaptive bitrate streams compatible with Apple iOS, Android 3.0 and Microsoft Smooth Streaming enabled consumer devices. We introduced Halo to our customers in November 2010. Halo Network Media Processors can be added by network operators as needed, locally or distributed, to support new devices without impacting the headend. When launching a multi-screen service, Halo allows our customers to significantly reduce bandwidth usage on the network infrastructure.
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Envivio 4Manager – Our 4Manager network management system is specifically engineered to manage next generation video headends for mobile TV, OTT and IPTV, while continuing to support traditional broadcast distribution networks. 4Manager allows service providers to monitor and control all headend appliances with a simple yet comprehensive web-based user interface using a customizable layout. 4Manager is designed to maximize video headend availability and reliability by reporting system malfunctions and can automatically switch away from a defective unit, minimizing service disruption. This allows service providers to reduce operational costs and provide a high quality of service for their customers.

Services

We offer a suite of services in support of our products, including:

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On-site project assessment – Complete review of content sources, existing systems and middleware to determine the proper interface and adaptation equipment necessary for our customer to deliver an optimized consumer quality of experience.

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Systems integration – Configure all the equipment with our solution according to network design and plan. We can test and integrate additional third-party equipment and validate predefined use cases in our labs.

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On-site delivery – Install all equipment and test the operational environment, including redundancy and system monitoring as well as administer technical training to validate predefined use cases in an operational environment.

•	Operational and customer support – Provide different grades of service level agreements and support contracts according to requirements.

Research and Development

Our investment in research and development is critical to our business as we seek to develop new video processing and delivery solutions and support emerging technology. Our research and development lab is located in the metropolitan area of Rennes, France, where we believe we have ample access to talented video engineers and can benefit from a cost-effective, stable workforce. We have assembled a team of 56 engineers, substantially all of whom are software engineers, as of January 31, 2011, with expertise in various fields, including video compression, IP video protocols and user interface. Our success in developing new products and solutions depends on a variety of factors, including market demand for new products, product performance, adequate manufacturing processes and effective sales and marketing efforts. Research and development expenses totaled $7.9 million, $4.9 million and $5.2 million for fiscal 2009, 2010 and 2011, respectively.

Sales and Marketing

We primarily sell our video delivery solutions to our customers indirectly through our channel partners, and, to a lesser extent, directly through our internal sales force.

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Channel sales – As part of our sales efforts, we have developed relationships with channel partners, primarily with large Tier-1 systems integrators, including telecommunications equipment manufacturers. As of January 31, 2011, we had over 50 active channel partnerships, including relationships with large telecommunications equipment providers throughout the world. We utilize our channel partners to assist with our sales into new Tier-1 customers and to manage our sales into Tier-2 and Tier-3 customers. These channel partners often act as a general contractor for network deployments and will use our products to fulfill the video infrastructure elements of a deployment. We may seek to selectively add distribution partners, particularly in additional regions outside North America, to complement or expand our business.

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Direct sales – Our direct sales team sells our products and solutions to service providers and content providers globally. As of January 31, 2011, we had a sales force consisting of 23 employees worldwide. Our direct sales force has historically been focused on cultivating and selling into large service providers in major international markets. Even when we are partnering with a systems integrator or other channel partner, our internal sales force directly markets to prospective end-customers and carefully articulates our product benefits as a key component of an end-to-end solution. We maintain meaningful relationships with large service providers and intend to grow our direct sales efforts to become a larger portion of our total sales in the future.

Our marketing efforts are focused on building our brand awareness and qualifying sales leads for new and existing customers. We employ a team of marketing professionals and utilize our network of channel partners for additional marketing efforts. As of January 31, 2011, we had nine marketing professionals globally. Our marketing team is responsible for branding, product marketing and managing our channel marketing programs. Our marketing team actively contributes to industry-related standards organizations, markets the Envivio brand at industry conferences and contributes to publications and other services to continuously promote our brand and products.

Customers and Channel Partners

We sell our video processing and delivery solution directly and indirectly through our channel partners to end-customers that include wireline and mobile telecommunications service providers, MSOs, DBSs, broadcasters and content providers. An end-customer deployment of our solution can involve a varying amount of hardware and software depending on the size and requirements of the network. As of March 2011, we had over 220 end-customers in over 50 countries and shipped over 9,000 encoders worldwide. Our customers include the top global service providers, including nine of the top ten global broadband service providers, which include three of the top four U.S. cable service providers, and eight of the top ten global mobile service providers.

In fiscal 2011, three of our customers, who are our channel partners, directly accounted for 11%, 12% and 12%, respectively, of our total revenue. In fiscal 2009 and 2010, one of these large customers accounted for 19% and 13%, respectively, of our total revenue. In addition, two other customers accounted for 15% and 12% of our total revenue in fiscal 2010.

We derived 13.4%, 8.0% and 23.3% of our revenue from sales to customers located in the United States in fiscal years 2009, 2010 and 2011, respectively, and 86.6%, 92.0% and 76.7% of our revenue from international sales in fiscal years 2009, 2010 and 2011, respectively. We derived 38.1%, 30.5% and 24.1% of our revenue from sales to customers located in the Asia Pacific region in fiscal years 2009, 2010 and 2011, respectively. We derived 45.0%, 55.5% and 43.6% of our revenue from sales to customers located in EMEA in fiscal years 2009, 2010 and 2011, respectively.

Manufacturing, Production and Suppliers

We outsource the manufacturing, assembly and testing of our encoding products to a manufacturer located in California. All of our products are manufactured on a purchase order basis whereby we detail the types and quantities of each of our products to be manufactured and the associated delivery terms. We have predefined minimum quantities and lead times in our purchase orders to minimize any product supply shortages that we may encounter due to unexpected fluctuations in demand or manufacturing capacity. We believe that our manufacturing and logistics processes allow us to preserve our working capital, reduce manufacturing costs and optimize fulfillment while maintaining product quality and flexibility. Our operations group oversees the manufacturing process and maintains relationships with our manufacturing partner and other component suppliers. Historically, we have not experienced significant delays in fulfilling customer orders and we maintain a good track record of on-time delivery. In addition, we have not experienced any significant manufacturing capacity constraints. In the future, we may need to add manufacturing partners to satisfy our production needs.

We source the components included in our products from various suppliers. We have not historically had any material issues procuring desired quantities of components necessary for production as a majority are standard off-the-shelf components and are, therefore, typically neither susceptible to supply shortages nor material lead times. However, any unpredicted shortages to the availability of components may require us to decrease our manufacturing output for a temporary period.

Competition

The market for our solutions is highly competitive and fragmented. With the rapid adoption of video-enabled mobile devices, ubiquitous broadband connectivity and the growing consumer demand for TV without Boundaries, the market for our products is attracting competition. As a result, we expect competition in our markets to intensify in the future as existing and new competitors introduce products to meet this demand. We believe the principal competitive factors in our market include the following:

•	Technological leadership;
•	Maintaining a high quality of video across a wide array of networks and devices including mobile, OTT and IPTV;
•	Product performance, price, reliability and total cost of ownership;
•	Domain expertise in video and communications, as well as close relationships with service providers;
•	Interoperability with existing headend products and network infrastructure;
•	Advanced management systems for video delivery solution reliability and manageability; and
•	Comprehensive customer support.

Currently, we compete with companies focused on more traditional broadcast delivery, including Harmonic Inc. We also compete with companies focused on multi-screen encoding, including Inlet Technologies LLC (recently acquired by Cisco Systems, Inc.) and RGB Networks, Inc. (through their acquisition of RipCode, Inc.). Due to the evolving competitive landscape and growing market opportunity, we expect to encounter direct competition in the future from one or more larger traditional network infrastructure providers that may currently be one of our systems integrators. These network equipment companies may provide, as a package, encoding solutions in combination with other equipment that they traditionally sell to service providers.

We believe we compete favorably based on product performance and reliability and our expertise in seamlessly integrating new features and product updates to adapt to the dynamic requirements of service providers and content providers and evolving technological landscape. We also believe that we offer competitive service and prices. However, some of our current and potential competitors have significantly greater financial, marketing and other resources and may be able to devote greater resources to the development, sale and support of their products.

Conditions in our market could change rapidly as a result of technological advancements in video compression and delivery or from continuing market consolidation. The development of alternative technologies could decrease the demand for our products. We cannot be certain that we will be able to compete successfully against our current or future competitors, which may negatively affect our results of operations in the future.

Intellectual Property

Our intellectual property is a key element of the success of our business. We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. As of January 31, 2011, we had eight issued U.S. patents and five issued European patents. In addition, we have four patent applications pending in the United States and one patent application pending in Europe. We have rights to 12 patents licensed to us by France Telecom. We own one trademark registered with the U.S. Patent and Trademark office, Envivio, and two trademarks internationally. We also have two trademark applications pending with the U.S. Patent and Trademark office and five international trademark applications pending. Our patents will expire on various dates from 2022 to 2027.

Our core intellectual property is our video processing software platform. Our video processing technology is not materially dependent on any third-party technology. We protect our intellectual property primarily with patents and by requiring our employees and independent contractors with knowledge of our proprietary information to execute nondisclosure and assignment of intellectual property agreements. However, the steps we have taken to protect our technology may not be successful in preventing misuse by unauthorized parties in the future. In addition, if any of our products, patents or patent applications is found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents.

Employees

As of January 31, 2011, our total headcount was 117 full-time employees. We had 56 research and development employees, 41 sales and marketing employees and 20 employees in general administrative and human resources. As of January 31, 2011, our headcount was 26 employees in the United States, 80 in France, seven in China, three in Singapore and one in Japan.

None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters is located at 400 Oyster Point Boulevard, Suite 325, South San Francisco, California in an office consisting of approximately 10,889 square feet. The lease for this office expires in December 2012. In addition to our headquarters, we have a facility in the metropolitan area of Rennes, France consisting of approximately 1,085 square meters used primarily for research and development, sales and support. This lease expires in October 31, 2013. We also have a representative office in Beijing, China. Additional sales and support functions are located in regional offices in Tokyo, Japan and Singapore. We believe that our current facilities are suitable and adequate to meet our current needs. We plan to add new facilities or expand our existing facilities as necessary. We do not foresee any issues finding available space to accommodate our future expansion plans.

Insurance

From time to time, our products may malfunction or have undetected errors. We have purchased insurance coverage to protect against specific claims related to the use of our products. We believe our current insurance coverage is adequate to protect against claims resulting from federal, state or local laws.

Legal Proceedings

From time-to-time, we are involved in various legal proceedings arising from the normal course of business activities. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of January 31, 2011 are as set forth below:

Name	Age	Position
Julien Signès	41	President, Chief Executive Officer and Director
Erik E. Miller	50	Chief Financial Officer
Kevin P. O’Keefe	55	Chief Operating Officer
Anne M. Lynch	55	Vice President, Human Resources
Gianluca U. Rattazzi	58	Executive Chairman and Director
Kevin E. Dillon (1)	56	Director
Corentin du Roy de Blicquy (2)	35	Director
Clifford B. Meltzer	56	Director
R. David Spreng (1)(2)	49	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

Executive Officers

Julien Signès is one of our founders and has served as our President since our inception in January 2000 and our Chief Executive Officer since April 2005. Mr. Signès is responsible for the business strategy, executive duties and leadership of Envivio. Mr. Signès received an M.S. degree in Software and Electrical Engineering from Ecole Polytechnique and Ecole Nationale Supérieure des Télécommunications. Our board of directors has concluded that Mr. Signès should serve on our board of directors due to his experience gained while developing video processing and distribution technologies with France Telecom as well as his experience as a co-founder of Envivio and his tenure with Envivio, which brings industry experience, strategic perspective to our technology development, historic company knowledge as well as continuity to the board of directors.

Erik E. Miller has served as our Chief Financial Officer since February 2010. From January 2008 to July 2009, Mr. Miller served as Chief Financial Officer at SigNav Pty. Ltd., a component supplier to the wireless industry, where he was responsible for finance and administration functions; and from March 2006 to January 2008, Mr. Miller served as Chief Financial Officer at Tangler Pty. Ltd., a social networking company, where he was responsible for finance and administrative functions. Mr. Miller received a B.S. degree in Business Administration from the University of California, Berkeley.

Kevin P. O’Keefe has served as our Chief Operating Officer since June 2010. From July 2008 to June 2010, Mr. O’Keefe served as Vice President of Field Operations, at MaxiScale, Inc., a cloud-scale file serving and storage platform solutions company, where he was responsible for business development, customer service and sales; from July 2007 to June 2008, Mr. O’Keefe served as General Partner at Capital Ten Partners LLC, a special purpose acquisition company, where he was responsible for identifying acquisition targets; from July 2006 to April 2007, Mr. O’Keefe served as Vice President, Marketing and Sales at Fabric7, Inc., a manufacturer of computer servers, where he was responsible for all aspects of business development, customer service, marketing and sales; from December 2004 to July 2006, Mr. O’Keefe served as Director, Sales at Storage Technology Corporation, a manufacturer of data storage, where he was responsible for sales and services in the New York and New Jersey region. Mr. O’Keefe received a B.S. degree in Economics from the University of Pennsylvania’s Wharton School.

Anne M. Lynch has served as our Vice President, Human Resources since January 2011. From May 1995 to August 2008, Ms. Lynch served as Vice President, Human Resources at Harmonic Inc., a provider of broadcast video products, and Directeur General of Harmonic Europe, where she was responsible for all human resources functions. From August 2008 to October 2010, Ms. Lynch was pursuing a graduate degree. Ms. Lynch received a B.A. degree in Languages from Clarke University and a Master of Arts degree in Business Leadership and Ethics from St. Mary’s College of California.

Directors

Gianluca U. Rattazzi has served as our Executive Chairman, an executive officer position, since June 2010 and our Chairman of the Board since July 2007. From March 2007 to April 2010, Mr. Rattazzi served as President and Chief Executive Officer at MaxiScale, Inc., a software strategy company where he was responsible for strategy and execution. From March 2000 to March 2007, Mr. Rattazzi served as Co-Founder and Executive Chairman at BlueArc Corporation, a network storage provider firm where he was responsible for product and strategy management. Mr. Rattazzi previously served on the board of directors of Socket Mobile, Inc. from June 1998 to April 2009. Mr. Rattazzi received M.S. degrees in Electrical Engineering and Computer Science from the University of California, Berkeley and a Doctorate in Chemistry from the University of Rome. Our board of directors has concluded that Mr. Rattazzi should serve on our board of directors due to his background as a technologist, as well as a senior manager of, board member of, founder of, and investor in numerous technology companies. Mr. Rattazzi has founded companies, serving as Chief Executive Officer throughout all stages of growth of these companies, including through their start-up phase, the completion of an initial public offering of common stock and continuing to serve as Chief Executive Officer of the publicly traded corporation. His background provides a broad perspective to our board of directors into managing a corporation, strategic leadership and industry experience.

Kevin E. Dillon has served as a member of our board of directors since September 2008. Since January 2005, Mr. Dillon has served as General Partner at Atlantic Bridge, a private equity firm with offices in Dublin and London. Mr. Dillon received a B.A. degree in Economics and Law from University of Cape Town, a LLB degree in Commercial Law from University of Cape Town, a B. Comm. degree in Accounting from University of South Africa, a B. Comm. degree in Taxation from University of Cape Town, and a LLM degree in law from Golden Gate University School of Law. Our board of directors has concluded that Mr. Dillon should serve on our board of directors due to his background as an executive in the technology sector and his experience of venture capital investing in technology companies, which provides a diversity of experience for his service on our board of directors and valuable insight into our industry.

Corentin du Roy de Blicquy has served as a member of our board of directors since February 2007. Mr. du Roy de Blicquy is a Principal at HarbourVest Partners (U.K.) Limited, a subsidiary of global private equity manager HarbourVest Partners, LLC. He has been with HarbourVest since March 2003. Mr. du Roy de Blicquy received a B.S. degree in Business Administration from Paris IX Dauphine University. He received the Chartered Financial Analyst designation in 2002. Our board of directors has concluded that Mr. du Roy de Blicquy should serve on our board of directors due to his experience investing in technology companies as well as his financial background, which brings industry experience and financial expertise to the board of directors.

Clifford B. Meltzer has served as a member of our board of directors since February 2010. Since October 2009, Mr. Meltzer has served in various capacities at CA Technologies, an IT management company, initially as Corporate Senior Vice President from October 2009 to June 2010, and since June 2010 as Chief Development Officer. From April 2008 to October 2009, Mr. Meltzer served as Vice President at Apple Inc., a computer company. From October 2003 to April 2008, Mr. Meltzer served as Senior Vice President at Cisco Systems, Inc., a networking company. Mr. Meltzer received a B.S. degree in Mathematics from the University of Rochester and a M.S. degree in Computer Science from the University of Rochester. Our board of directors has concluded that Mr. Meltzer should serve on our board of directors due to his background as an executive in the technology sector, which gives him in-depth knowledge of, and exposure to, current technology and industry trends and developments, and provides our board of directors with valuable insight into our industry and target markets.

R. David Spreng has served as a member of our board of directors since August 2004. Since 1998, Mr. Spreng has served as Managing General Partner at Crescendo Ventures, a venture capital firm. Mr. Spreng received a B.S.B. degree in Accounting from University of Minnesota-Twin Cities. Our board of directors has concluded that Mr. Spreng should serve on our board of directors due to his experience in building companies from the earliest stages of growth to mature technology companies, as a seasoned investor in various technology companies, and his insight into capital formation and operational development matters. In addition, Mr. Spreng recently served on the board of directors of Compellent Technologies, Inc., a publicly traded network storage solutions company, until its sale to Dell Inc. Our board of directors found Mr. Spreng’s experience as a recent director of a public company also provides valuable perspective to our board of directors.

Board Composition

Our board of directors is currently composed of six members, four of whom are independent. We currently have two vacancies on our board of directors. Julien Signès and Gianluca Rattazzi are not independent as they are also executive officers. Our restated certificate of incorporation and bylaws provide that the number of our directors, which is currently eight members, shall be fixed from time to time by a resolution of the majority of our board of directors. Each officer serves at the discretion of the board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Corporate Governance

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the Nasdaq Global Market. After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

Our board of directors intends to adopt a code of business conduct that applies to each of our directors, officers and employees. The code will address various topics, including:

•	compliance with laws, rules and regulations, including the Foreign Corrupt Practices Act;
•	conflicts of interest;
•	insider trading;
•	corporate opportunities;
•	competition and fair dealing;
•	equal employment and working conditions;
•	record keeping;
•	confidentiality;
•	giving and accepting gifts;
•	compensation or reimbursement to customers;
•	protection and proper use of company assets; and
•	payments to government personnel and political contributions.

Our board of directors intends to adopt a code of ethics for senior financial officers applicable to our Chief Executive Officer, Chief Financial Officer and other key management employees addressing ethical issues. Upon completion of this offering, the code of business conduct and the code of ethics will each be posted on our website. The code of business conduct and the code of ethics can only be amended by the approval of a majority of our board of directors. Any waiver to the code of business conduct for an executive officer or director or any waiver of the code of ethics may only be granted by our board of directors or our nominating and corporate governance committee and must be timely disclosed as required by applicable law. We also intend to implement whistleblower procedures that establish formal protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to our audit committee.

Director Independence

In April 2011, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Kevin Dillon, Corentin du Roy de Blicquy, Clifford Meltzer and David Spreng, representing a majority of our directors, are “independent directors” as defined under the rules of Nasdaq.

Lead Director

Our board of directors intends to establish certain corporate governance principles in connection with this offering. Our board of directors determined as part of our corporate governance principles that one of our independent directors should serve as a lead director at any time when the title of chairman is held by an employee director. The board of directors has appointed             as lead director.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various board of directors standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

We have established an audit committee and a compensation committee and intend to establish a nominating and corporate governance committee. We believe that the composition of these committees meets the criteria for independence under, and the functioning of these committees complies with the applicable requirements of, the Sarbanes-Oxley Act, the current rules of Nasdaq and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. Each committee has the composition and responsibilities described below:

Audit committee – David Spreng, Kevin Dillon and                    serve on our audit committee. Mr.                     is chairperson of this committee. Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters. Our board of directors has determined that Mr. Dillon is an audit committee financial expert, as defined by the rules promulgated by the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq.

Compensation committee – David Spreng, Corentin du Roy de Blicquy and                    serve on our compensation committee. Mr.                    is chairperson of this committee. Our compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our board of directors regarding the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our stock option plans.

Nominating and corporate governance committee –                     ,                    and                     serve on our nominating and corporate governance committee. Mr.                    is chairperson of this committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to the board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

Corentin du Roy de Blicquy and David Spreng served as members of our compensation committee during fiscal 2011. None of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. However, we intend to review and consider future proposals regarding board compensation. We are also required to reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at board and committee meetings.

The following table sets forth a summary of the compensation earned by non-employee directors as of January 31, 2011:

Name	Fees Earned or Paid in Cash	Option Awards (1) (2)	Total
Kevin E. Dillon	—	—	—
Corentin du Roy de Blicquy	—	—	—
Clifford B. Meltzer	—	$51,000	$51,000
R. David Spreng	—	—	—

(1)	Amounts listed in this column represent the stock-based compensation expense of awards recognized by us for fiscal 2011, rather than amounts paid to or realized by the named individual. Our assumptions with respect to the calculation of stock-based compensation expense are set forth above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation.” There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense recognized by us.

(2)	See the outstanding equity awards table below for the details of the option awards.

The following table lists all outstanding equity awards held by non-employee directors as of January 31, 2011:

Name	Option Grant Date	Number of Securities Underlying Unexercised Options – Exercisable		Number of Securities Underlying Unexercised Options – Unexercisable	Exercise Price of Options	Expiration Date of Options
Kevin E. Dillon	—	—		—	—	—
Corentin du Roy de Blicquy	—	—		—	—	—
Clifford B. Meltzer	1/26/2010	50,000	(1)	150,000	$0.03	1/26/2020
	12/8/2010	0	(2)	200,000	0.03	12/7/2020
R. David Spreng	—	—		—	—	—

(1)

Option award vests at a rate of 1/48th of the total number of shares subject to the option each month after the vesting commencement date. All of the shares subject to the option will immediately vest upon a change of control.

(2)

Option award vests as to 1/4th of the total number of shares subject to the option one year after the vesting commencement date, and the remaining shares vest at a rate of 1/48th of the total number of shares subject to the options each month thereafter. 25% of the unvested shares subject to the option immediately vest upon a change of control.

Mr. Rattazzi served as a non-employee director commencing in September 2007 and became an employee director in June 2010. While Mr. Rattazzi served as a non-employee director, he earned $50,000 for his director services in fiscal 2011. Upon his appointment to our board of directors in fiscal 2008, Mr. Rattazzi received an option to purchase 400,000 shares of our common stock.

In April 2011, we granted each of Kevin Dillon, Corentin du Roy de Blicquy and David Spreng options to purchase 400,000 shares of our common stock. These options will begin vesting, if at all, upon the completion of this offering, or the IPO date, on or before December 31, 2011. The options will be forfeited automatically if we do not complete this offering on or before December 31, 2011 and prior to a change of control. For purposes of the option grants, a change of control means an acquisition or merger involving us where our stockholders own less than 51% of the shares of the surviving entity or the sale, lease, exchange or other transfer or disposition by us of all or substantially all of our assets. The options shall vest as to 1/48th of the shares subject to each option each month following the IPO date, provided that each non-employee director continues to serve as a non-employee director. All of the shares subject to each option will immediately vest upon a change of control occurring after the completion of this offering.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis discusses the compensation programs and policies for our principal executive officer, principal financial officer and our three other mostly highly compensated executive officers as determined by the rules of the SEC. Our named executive officers and their positions in fiscal 2011 were:

Julien Signès	President and Chief Executive Officer
Gianluca U. Rattazzi	Executive Chairman
Erik E. Miller	Chief Financial Officer
Kevin P. O’Keefe	Chief Operating Officer
Anne M. Lynch	Vice President, Human Resources

Recommendations for executive compensation are made by our compensation committee and approved by our board of directors, except that compensation recommendations for our Chief Executive Officer and Executive Chairman are approved by the members of our board of directors, excluding our Chief Executive Officer and Executive Chairman. The primary components of compensation for our named executive officers are base salary, cash incentive compensation and equity-based compensation. The following information should be read together with the compensation tables and related disclosures set forth below.

Objectives of the Executive Compensation Program

Our executive compensation program is shaped by the competitive market for executives in the digital media and communications industries. We have designed an executive compensation program with the following primary objectives:

•	to attract, retain and motivate talented and experienced executives;
•	to provide fair, equitable and reasonable compensation to each executive officer;
•	to reward job performance; and
•	to further align the interest of our executive officers with that of our stockholders.

Our executive compensation program has focused primarily on attracting executive talent to manage and operate our business, retaining individuals whose employment is key to our success and growth, and rewarding individuals who help us achieve our business objectives. We attempt to achieve these objectives while preserving our cash resources, largely through utilizing equity-based compensation. By utilizing equity-based compensation, we have sought to align the interest of our executive officers and stockholders by motivating executive officers to increase the value of our stock over time.

Upon the completion of this offering, our compensation committee expects to:

•	refine and modify our compensation programs to further reflect the competitive market for executive talent and our changing business needs as a public company;
•	use individual and corporate performance goals to align the compensation of our executive officers with our financial performance and creation of stockholder value;
•	use equity-based award programs to continue the long-term correlation between stockholder value and executive compensation; and
•	structure our executive compensation program as to not reward unnecessary risk-taking.

In January 2011, our compensation committee began working with a compensation consultant to advise on executive officer market compensation and trends. Our compensation committee intends to formally retain a compensation consultant to develop our executive officer compensation programs and policies in the future.

Role of our Compensation Committee and Management

Our compensation committee has overall responsibility for advising the board of directors regarding the compensation of our named executive officers. Members of our compensation committee are appointed by our board of directors. Our compensation committee makes its compensation recommendations based on input from our Chief Executive Officer and Executive Chairman and the judgment of its members based on their tenure and experience. The board of directors, taking into account the recommendations of our compensation committee, has the ultimate responsibility for formulating, evaluating and determining the compensation of our named executive officers, including the compensation of our Chief Executive Officer and Executive Chairman. Following this offering, we anticipate that our compensation committee will be primarily and ultimately responsible for determining the compensation program for our named executive officers.

Elements of Compensation

In fiscal 2011, the three main elements of our compensation program were base salary, long-term equity compensation in the form of stock options and a cash bonus incentive plan. Our board of directors is considering our fiscal 2012 compensation program for our named executive officers and any changes that may be appropriate as a result of our future status as a public company, including awarding restricted stock units and other types of equity awards. These deliberations are ongoing, and we expect that formal action will be taken later in fiscal 2012. Historically, we have not formally benchmarked our compensation program, but we may consider doing so in the future.

Base Salary

We pay each named executive officer a base salary based on the experience, skills, knowledge and responsibilities possessed by such officer. Base salary is initially set when a named executive officer joins us, and it represents the amount that we believe is necessary to attract and retain such individual, along with the factors described below. We believe base salaries are an important element in our overall compensation program because base salaries provide a fixed element of compensation that reflects job responsibilities and value to the company.

The base salaries of our named executive officers were initially set at the time they joined us based on the following:

•	nature and responsibility of the position and the base salary of the executive’s former position;
•	expertise of the individual executive;
•	competitiveness of the market for the executive’s services based on the substantive judgment of the board of directors; and
•	recommendations of the Chief Executive Officer and Executive Chairman, except in the case of their own compensation.

Adjustments are made to the base salaries of our named executive officers based on periodic evaluations that take into account the factors listed above and overall company performance (without any reference to a specific goal). In fiscal 2011, we did not make any adjustments to the base salaries of our named executive officers as the board of directors believed the base salary levels were sufficient to satisfy our compensation objectives.

Long-Term Equity Compensation

We currently provide our named executive officers with long-term equity compensation through our 2010 Stock Incentive Plan, pursuant to which we grant employees, non-employee members of our board of directors and consultants who provide services to us options to purchase shares of our common stock and other equity awards. We believe that providing our named executive officers with an equity interest in the company aligns their interests with that of our stockholders and that the vesting schedule of those equity interests encourages those named executive officers to remain with us for the long term. Our board of directors does not apply a rigid formula in allocating stock options and equity awards to our named executive officers. Our board of directors exercises its judgment and discretion and considers, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the executive, and the cash-based compensation received by the named executive officer. Typically, our named executive officers are granted options upon joining us and can be granted additional options from time to time as determined by our board of directors.

In fiscal 2011, our board of directors offered all option holders the opportunity to exchange their options that had exercise prices in excess of the then current fair market value of our common stock for new options with exercise prices at the then current fair market value of our common stock if they agreed to forfeit a certain amount of vesting on those options that had already accrued. Our Executive Chairman, along with nine other option holders, elected to participate in this program. The replacement option held by our Executive Chairman immediately vested as to a certain portion of the shares and the remainder of the shares vests in equal monthly installments over a 48-month period commencing on October 12, 2010.

In December 2010, the board of directors granted our named executive officers additional options to purchase our common stock in connection with refresh option grants to a large number of our employees. The refresh option grants were made in connection with a recapitalization financing that caused prior option awards to be significantly diluted. Our board of directors also made initial option grants to our Chief Operating Officer and Vice President, Human Resources in connection with their commencement of services. The option grants to our named executive officers were intended to meet the board of directors’ objective of aligning the interests of our employees with those of our stockholders. As a result of these awards, our Chief Executive Officer, Executive Chairman, Chief Financial Officer, Chief Operating Officer and Vice President, Human Resources held options to purchase approximately 5.0%, 2.5%, 1.0%, 1.2% and less than 1.0%, respectively, of our total outstanding stock on a fully diluted basis as of December 8, 2010. The board of directors believed that this was an appropriate level of ownership to motivate these executives to execute our business and financial plan. In addition to considering each executive’s relative ownership interest in our company in determining the size of these option grants, the board of directors also considered the functional role and responsibility of each executive’s position, the importance of such position within the organization, and the relative ease or difficulty of identifying and hiring a well-qualified candidate to assume the individual’s role. The board of directors determined that our Chief Executive Officer should have the greatest equity interest in the company relative to our other executives and employees as he oversees all functions within our company.

In April 2011, our board of directors granted to our Executive Chairman a performance-based option to purchase 1,500,000 shares of our common stock at an exercise price of $0.51 per share. Our compensation committee had previously reviewed the terms of the option grant and recommended the approval of the option grant to our board of directors. In light of our Executive Chairman’s role in managing the strategic direction of our company, our board of directors wanted to more closely align our Executive Chairman’s compensation to a liquidity event for our stockholders. As a result, this April 2011 option shall be forfeited automatically if we do not complete an initial public offering of our common stock on a national securities exchange on or before December 31, 2011 or complete a change of control on or before December 31, 2011. If we complete an initial public offering by December 31, 2011, this option will then commence vesting as to one-third of the shares on the first anniversary of the initial public offering, and the remaining two-thirds of the shares underlying the option shall vest in equal monthly installments over the succeeding 24 month period thereafter. The vesting of the option will accelerate as to 18 months upon the involuntary termination of our Executive Chairman following an initial public offering of our common stock. If we undergo a change of control prior to December 31, 2011 or after an initial public offering that occurs before December 31, 2011, the vesting of the option shall accelerate with respect to 75% of the shares subject to the option upon the change of control and the unvested balance of the shares will vest upon the one-year anniversary of the change of control, subject to further accelerated vesting in full upon an involuntary termination following a change of control. Our board of directors evaluated the potential effect that this option grant might have on risk-taking and attempted to mitigate any impact this compensation might have on the decision-making of our Executive Chairman in evaluating strategic alternatives by applying a time-based vesting schedule upon attainment of a liquidity event, which in turn would require our Executive Chairman to continue to serve in his role after we achieved a liquidity event. As a result, our board of directors believes that the terms of this April 2011 grant provide our Executive Chairman with an incentive to continue to act in the long-term interest of our stockholders.

In April 2011, our board of directors granted restricted stock units, or RSUs, to our named executive officers as follows: 600,000 RSUs to our Chief Executive Officer, 1,500,000 RSUs to our Executive Chairman, 300,000 RSUs to our Chief Financial Officer, 225,000 RSUs to our Chief Operating Officer and 225,000 RSUs to our Vice President, Human Resources. The RSUs generally will not vest unless we complete an initial public offering on or before December 31, 2011, except as described below with respect to our Chief Executive Officer, Executive Chairman and Chief Financial Officer. After the expiration of the lock-up period following the completion of this offering, the RSUs are eligible to vest as to one-twelfth of the shares subject to the RSU at the end of a fiscal quarter over the following five years, provided that (i) the named executive officer has continued in employment and (ii) the average closing price of our common stock over the last five trading days of the fiscal quarter is greater than the following threshold prices in the corresponding fiscal years:

•	Fiscal 2012: $1.19 multiplied by the adjustment factor;
•	Fiscal 2013: $1.25 multiplied by the adjustment factor;
•	Fiscal 2014: $1.31 multiplied by the adjustment factor;
•	Fiscal 2015: $1.38 multiplied by the adjustment factor;
•	Fiscal 2016: $1.45 multiplied by the adjustment factor; and
•	Fiscal 2017: $1.52 multiplied by the adjustment factor.

In each case, the adjustment factor is a ratio determined by dividing the average of the closing price of the Nasdaq Composite index over the last five trading days at the end of each fiscal quarter by the average of the closing price of the Nasdaq Composite index over the five trading days following the effective date of this offering. No more than 100% of the RSUs may vest over the five-year vesting period.

The RSU grants to our Chief Executive Officer, Executive Chairman and Chief Financial Officer will also vest, in accordance with the change of control accelerated vesting provisions described below, if there is a change of control of the company at a value of $250.0 million or more on or before December 31, 2011 even if an initial public offering is not completed on or before December 31, 2011. If, after completion of an initial public offering on or before December 31, 2011, there is a change of control at a value of $250.0 million or more, the RSU grants to all of the named executive officers will vest in accordance with the change of control acceleration vesting provisions described below. The RSU grants to our Chief Operating Officer and Vice President, Human Resources would be forfeited if an initial public offering is not completed on or before December 31, 2011. The RSUs are subject to the following accelerated vesting provisions, notwithstanding any contrary provision contained in the change of control severance agreements applicable to our named executive officers and described below under “—Employment, Change of Control and Severance Arrangements.”:

•

the RSUs granted to our Chief Executive Officer and Executive Chairman will vest with respect to no less than 75% of the total shares subject to the RSU immediately prior to a change of control, and the balance will vest as to one-fourth of the remaining shares on a quarterly basis, subject to continued employment but without regard to stock price performance, with any remaining balance accelerated on the one-year anniversary of the change of control or, if earlier, the officer’s involuntary termination; and

•

the RSUs granted to our Chief Financial Officer, Chief Operating Officer and Vice President, Human Resources will vest with respect to 25% of the unvested shares subject to the RSU immediately prior to a change of control, and the balance will vest as to one-fourth of the remaining shares on a quarterly basis, subject to continued employment but without regard to stock price performance, with any remaining balance accelerated upon the involuntary termination of the officer within 18 months following the change of control.

For purposes of these RSUs, “change of control” and “involuntary termination” are defined in the change of control severance agreement applicable to each named executive officer and described below under “—Employment, Change of Control and Severance Arrangements.”

Cash Incentive Compensation

Our cash bonus incentive program rewards our named executive officers for meeting and exceeding performance targets set by the board of directors based, in part, on recommendations from our compensation committee. We believe establishing specific objectives with specific compensation rewards encourages our named executive officers to perform at their highest potential.

In February 2010, our compensation committee adopted a cash bonus incentive program pursuant to which our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were eligible to receive a cash bonus upon the attainment of individual management objectives and certain revenue, gross margin and expense level targets. The total bonus amount was calculated using six-month period targets and as a percentage of the target milestones. There was no minimum bonus amount payable under the plan, but there was a maximum that could have been paid under the program to each participant. Our board of directors established individual management objectives at the beginning of the fiscal year.

Under the fiscal 2011 cash bonus incentive plan, our Chief Executive Officer was eligible to receive a target cash bonus of $120,000 at plan. Based on the level of achievement under the plan, our Chief Executive Officer earned a bonus of $130,287 for fiscal 2011. In addition, our board of directors set the award amounts payable to our Chief Financial Officer and Chief Operating Officer. Under the fiscal 2011 cash bonus incentive program, our Chief Financial Officer and Chief Operating Officer, were each eligible to receive a target cash bonus equal to $80,000 and a pro rata portion of $160,000 at plan, respectively, and earned cash bonuses of $86,858 and $113,272, respectively, under the cash incentive bonus program.

We do not publicly disclose our financial performance targets because such information is an integral part of our business plan, and as such is highly confidential commercial and business information. Disclosing these targets would provide competitors and other third parties with insights into our planning process and would therefore cause competitive harm. In addition, the expense target for our fiscal 2011 cash incentive plan is not a GAAP number as we exclude stock-based compensation from the calculation of expenses for purposes of determining if the expense milestone has been met. We believe disclosure of this number may be confusing to investors. At the time the board of directors set the financial targets it believed the targets were challenging but achievable based on its review of our operating plan and their assessment of the general economic environment.

The board of directors does not have the discretion to decrease or increase bonuses under the cash bonus plan for any of the named executive officers. However, the board of directors may determine to grant bonuses outside of the cash bonus plan for extraordinary performance.

Other Supplemental Benefits

We believe it is appropriate and necessary for recruitment and retention to provide our executive officers with other forms of compensatory benefits, including the following:

Change of control and severance benefits – Certain of our named executive officers are entitled to change of control and severance benefits pursuant to their change of control severance agreements. We believe these change of control and severance benefits are an essential element of our executive compensation package that enables us to recruit and retain talented executives, the terms of which are described below under “—Employment, Change of Control and Severance Arrangements.”

Benefits – We maintain broad-based benefits that are provided to all eligible employees, including our 401(k) plan, medical, dental and vision care plans, our life and accidental death and dismemberment insurance policies and long-term and short-term disability plans. Named executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. We do not provide any retirement benefits separate from the 401(k) plan.

Forgiveness of loan – On April 13, 2011, our board of directors agreed to forgive an outstanding loan to our Chief Executive Officer with an outstanding balance of $69,248 as of such date. Our board of directors also agreed to provide our Chief Executive Officer with a tax gross-up payment to cover his income taxes on the cancellation of indebtedness income.

Tax Considerations

Because of the limitations of Internal Revenue Code Section 162(m), or Code Section 162(m), we generally receive a federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated officers only if the compensation is less than $1,000,000 per person during any fiscal year or is “performance-based” under Code Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. Additionally, under a special Code Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Code Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. While the board of directors cannot predict how the deductibility limit may impact our compensation program in future years, it is anticipated that our compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the board of directors has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the board of directors intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

Compensation Policies and Practices as They Relate to Risk Management

We believe that our compensation policies and practices for all employees, including our executive officers, do not create risks that are reasonably likely to have a material adverse effect on our company. In making this determination, we assessed our executive and broad-based compensation and benefits programs to determine if the programs’ provisions and operations create undesired or unintentional risk of a material nature. This risk assessment process included a review of our compensation policies and practices and an analysis of our executive compensation program. Although we reviewed all compensation programs, we focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout. Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to us as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage significant risks, are compatible with effective internal controls and our risk management practices, and are supported by the oversight and administration of our compensation committee with regard to our executive compensation program.

Several features in our compensation programs, policies and practices mitigate or reduce the likelihood of excessive risk-taking by employees, including the following:

•	the core principles outlined above and compensation program elements discussed below are designed to align goals with stockholder interests;
•	pay typically consists of a mix of fixed and variable compensation, with the variable compensation designed to reward both short- and long-term corporate performance;
•

a significant portion of our executive officers’ total direct compensation is in the form of long-term equity compensation that usually vest over multiple years. Internal controls, the number of people involved and discipline over financial records, financial reporting, disclosure and external communications tend to dilute the ability of any one individual to have a material influence on our financial reporting in a way that would materially increase the potential value of an individual’s equity award;

•

the pool of our annual cash bonus program was dependent upon company financial performance relative to the annual plan and capped in total by our board of directors when the annual business plan was approved at the beginning of the fiscal year. All individual awards for executives from the pool were reviewed by our compensation committee in relation to the individual performance against specific pre-set objectives. All other awards to individual contributors were also reviewed by the committee for reasonableness among the employees; and

•	our compensation committee has the ability to use discretion to reduce payouts under the annual bonuses as appropriate to the circumstances.

Our determination that our compensation programs, policies and practices do not create risks that are reasonably likely to have a material adverse effect on our company is based upon the considerations identified above.

Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers for services rendered to us in all capacities during fiscal 2011:

Name and Principal Position	Fiscal Year	Salary		Option Awards (1)	Non-Equity Incentive Plan Compensation	Total
Julien Signès	2011	$228,329		$2,055,592	$130,287	$2,414,208
President and Chief Executive Officer
Gianluca U. Rattazzi (2)	2011	167,311	(3)	1,194,625	—	1,361,936
Executive Chairman
Erik E. Miller (4)	2011	200,380		353,072	86,858	640,310
Chief Financial Officer
Kevin P. O’Keefe (5)	2011	130,836		642,824	113,272	886,932
Chief Operating Officer
Anne M. Lynch (6)	2011	13,868		136,354	—	150,222
Vice President, Human Resources

(1)	Amounts represent the aggregate expense recognized for financial statement reporting purposes for the year ended January 31, 2011. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	Mr. Rattazzi became an executive officer in June 2010.

(3)	Mr. Rattazzi earned $50,000 for his services as a non-employee director in fiscal 2011.

(4)	Mr. Miller joined us in February 2010.

(5)	Mr. O’Keefe joined us in June 2010.

(6)	Ms. Lynch provided consulting services to us commencing in November 2010 and joined as a full-time employee in January 2011.

Grants of Plan-Based Awards

The following table presents grants of plan-based awards to our named executive officers during fiscal 2011:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (1)		Exercise or Base Price of Option Awards (2)	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold	Target	Maximum
Julien Signès	12/8/2010	—	$120,000	—	7,537,679		$0.03	$2,055,592
Gianluca U. Rattazzi	11/2/2010	—	—	—	400,000	(4)	0.03	66,507
	12/8/2010	—	—	—	4,136,712		0.03	1,128,118
Erik E. Miller	12/8/2010	—	80,000	—	1,294,685		0.03	353,072
Kevin P. O’Keefe	12/8/2010	—	160,000	—	2,357,181		0.03	642,824
Anne M. Lynch	12/8/2010	—	—	—	500,000		0.03	136,354

(1)	See footnotes in “Outstanding Equity Awards at Fiscal Year-End” below for a discussion of the vesting terms of these options.

(2)	Our common stock was not publicly traded during fiscal 2011, and the exercise price of the options was determined by our board of directors on the grant date based on its determination of the fair market value of our common stock on such grant date.

(3)	Amounts represent the grant date fair value of the options granted during fiscal 2011. See the notes to our consolidated financial statements for a discussion of assumptions used in determining the grant date fair value of our stock options. These amounts do not correspond to the actual value that will be recognized by the named executive officer.

(4)	In November 2010, Mr. Rattazzi’s option to purchase 400,000 shares of our common stock was repriced from an exercise price of $0.38 per share to $0.03 per share.

Narrative to Summary Compensation Table and Grants Plan-Based Awards Table

Please see “—Compensation Discussion and Analysis” above for a complete description of compensation plans pursuant to which the amounts listed under the Summary Compensation Table and Grants of Plan-Based Awards Table were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the option grants and the repricing of Mr. Rattazzi’s option to purchase 400,000 shares of our common stock.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain plan information of equity awards held by our named executive officers as of January 31, 2011:

	Option Awards
Name	Number of Securities Underlying Unexercised Options – Exercisable		Number of Securities Underlying Unexercised Options – Unexercisable (1)	Exercise Price of Options	Expiration Date of Options
Julien Signès	239,583	(2)	260,417	$0.03	5/11/2019
	347,222		2,986,111	0.03	12/7/2020
	437,952		3,766,394	0.03	12/7/2020
Gianluca U. Rattazzi	479,166		20,834	0.03	5/11/2019
	—		400,000	0.03	11/1/2020
	347,222		2,986,112	0.03	12/7/2020
	83,685		719,693	0.03	12/7/2020
Erik E. Miller	165,000	(2)	555,000	0.03	1/25/2020
	134,863		1,159,822	0.03	12/7/2020
Kevin P. O’Keefe	245,539		2,111,642	0.03	12/7/2020
Anne M. Lynch	10,416		489,584	0.03	12/7/2020

(1)

Except as otherwise noted, all option awards listed in the table vest at the rate of 1/48th of the total number of shares subject to the option each month following the vesting commencement date. Unless otherwise noted, all option grants may be exercised pursuant to a restricted stock purchase agreement prior to vesting; any shares purchased prior to vesting are subject to a right of repurchase in our favor in the event the individual ceases to provide services for any reason which right lapses in accordance with the vesting schedule of the option. This column therefore represents the unvested shares subject to the options, and the exercisable column represents the vested shares subject to the option notwithstanding the fact that the entire option is currently exercisable.

(2)

All option awards vest as to 1/8th of the total number of shares subject to the option six months after the vesting commencement date, and the remaining shares vest at a rate of 1/48th of the total number of shares subject to the options each month thereafter.

Option Exercises and Stock Vested

The following table shows information regarding vesting of restricted stock held by our named executive officers during fiscal 2011. No stock options were exercised by our named executive officers during fiscal 2011.

Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
Julien Signès	7,500	$
Gianluca U. Rattazzi	—		—
Erik E. Miller	—		—
Kevin P. O’Keefe	—		—
Anne M. Lynch	—		—

(1)	The value realized upon vesting was calculated by multiplying the number of common shares that vested during fiscal 2011 by the aggregate market price of our common stock, which we have assumed to be $ , the midpoint of the price range set forth on the cover page of this prospectus.

Employment, Change of Control and Severance Arrangements

In April 2006, we entered into an executive employment agreement with Julien Signès, our Chief Executive Officer. This executive employment agreement set Mr. Signès’ base salary at an annual rate of $180,000 and provided that Mr. Signès was eligible to receive an annual bonus of up to 20% of his base salary. Since entering into this agreement, our board of directors has adjusted Mr. Signès’ base salary and target bonus amounts. For fiscal 2011, Mr. Signès’ base salary was $235,000 and his target bonus amount was $120,000. Mr. Signès is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Signès’ executive employment agreement provides that he is an at-will employee and his employment may be terminated at any time by him or us. In April 2011, we entered into an amendment to Mr. Signès’ executive employment agreement to amend the terms and conditions of his executive employment agreement to comply with the technical requirements of Section 409A of the Internal Revenue Code.

Pursuant to Mr. Signès’ executive employment agreement, if Mr. Signès is terminated by us without “cause,” Mr. Signès will provide us with consulting and advisory services for a period of six months commencing on the date of his termination. Mr. Signès will be entitled to receive a lump sum payment in the amount of six months of his annual base salary. In addition, if Mr. Signès elects and pays to continue health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, we will reimburse Mr. Signès on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Signès and his eligible dependents, until the end of the six-month period following his termination date.

In April 2011, we entered into a change of control severance agreement with Mr. Signès, which superseded the terms of Mr. Signès’ executive employment agreement with respect to change of control and severance benefits. Pursuant to Mr. Signès’ change of control severance agreement, the vesting and, if applicable, exercisability of Mr. Signès’ outstanding equity awards will be accelerated immediately prior to a “change of control,” as defined below, to the extent necessary so that no less than 75% of the total number of shares subject to the award are vested, and if applicable, exercisable, with the unvested balance of the award to vest no later than the one year anniversary of the change of control, subject to Mr. Signès’ continued employment. If Mr. Signès’ employment terminates as a result of an “involuntary termination,” as defined below, on, or at any time within 18 months after, a change of control, Mr. Signès will be entitled to a lump sum payment in the amount of 18 months of his annual base salary plus one and one-half times Mr. Signès’ target annual bonus for the year in which his termination occurs. Mr. Signès will also be entitled to any earned but unpaid annual bonus for any annual bonus period which had ended prior to his termination date. In addition, if Mr. Signès elects and pays to continue health insurance under COBRA, we will reimburse Mr. Signès on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Signès and his eligible dependents, until the earlier of

(i) the end of the 18-month period following his termination date and (ii) the date Mr. Signès or his eligible dependents loses eligibility for COBRA continuation coverage. We will also accelerate the vesting of all of his outstanding equity awards.

In April 2011, we entered into a change of control severance agreement with Gianluca Rattazzi, our Executive Chairman. Pursuant to Mr. Rattazzi’s change of control severance agreement, the vesting and, if applicable, exercisability of Mr. Rattazzi’s outstanding equity awards will be accelerated immediately prior to a change of control to the extent necessary so that no less than 75% of the total number of shares subject to the award are vested, and if applicable, exercisable, with the unvested balance of the award to vest no later than the one year anniversary of the change of control, subject to Mr. Rattazzi’s continued employment. If Mr. Rattazzi’s employment terminates as a result of an involuntary termination on, or at any time within 18 months after, a change of control, Mr. Rattazzi will be entitled to a lump sum payment in the amount of 12 months of his annual base salary plus one times Mr. Rattazzi’s target annual bonus for the year in which his termination occurs. Mr. Rattazzi will also be entitled to any earned but unpaid annual bonus for any annual bonus period which had ended prior to his termination date. In addition, if Mr. Rattazzi elects and pays to continue health insurance under COBRA, we will reimburse Mr. Rattazzi on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Rattazzi and his eligible dependents, until the earlier of (i) the end of the 12-month period following his termination date and (ii) the date Mr. Rattazzi or his eligible dependents loses eligibility for COBRA continuation coverage. We will also accelerate the vesting of all of his outstanding equity awards.

In December 2009, we entered into an offer letter agreement with Erik Miller, our Chief Financial Officer. This offer letter agreement set Mr. Miller’s base salary at an annual rate of $200,000 and provided that Mr. Miller was eligible to receive an annual bonus of up to $80,000. Pursuant to the offer letter agreement, Mr. Miller was granted options to purchase 720,000 shares of our common stock under our 2000 Stock Option Plan. Mr. Miller is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Miller’s offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by him or us. In April 2011, we entered into an amendment to Mr. Miller’s offer letter agreement to amend the terms and conditions of his offer letter agreement to comply with the technical requirements of Section 409A of the Internal Revenue Code.

Pursuant to Mr. Miller’s offer letter agreement, if Mr. Miller is terminated by us without “cause,” as defined below, Mr. Miller will be entitled to receive three months of his annual base salary. In addition, if Mr. Miller elects and pays to continue health insurance under COBRA, we will reimburse Mr. Miller on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Miller and his eligible dependents, until the end of the three-month period following his termination date. We will also accelerate the vesting of his unvested outstanding equity awards for an additional three months.

In April 2011, we entered into a change of control severance agreement with Mr. Miller, which superseded the terms of Mr. Miller’s offer letter agreement with respect to change of control and severance benefits. Pursuant to Mr. Miller’s change of control severance agreement, the vesting and, if applicable, exercisability of Mr. Miller’s outstanding equity awards will be accelerated immediately prior to a change of control with respect to 25% of the total number of the remaining unvested shares subject to the award. If Mr. Miller’s employment terminates as a result of an involuntary termination on or at any time within 18 months after a change of control, Mr. Miller will be entitled to a lump sum payment in the amount of 12 months of his annual base salary plus one times Mr. Miller’s target annual bonus for the year in which his termination occurs. Mr. Miller will also be entitled to any earned but unpaid annual bonus for any annual bonus period which had ended prior to his termination date. In addition, if Mr. Miller elects and pays to continue health insurance under COBRA, we will reimburse Mr. Miller on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Miller and his eligible dependents, until the earlier of (i) the end of the 12-month period following his termination date and (ii) the date Mr. Miller or his eligible dependents loses eligibility for COBRA continuation coverage. We will also accelerate the vesting of all of his outstanding equity awards.

In April 2010, we entered into an offer letter agreement with Kevin O’Keefe, our Chief Operating Officer. This offer letter agreement set Mr. O’Keefe’s base salary at an annual rate of $200,000 and provided that Mr. O’Keefe was eligible to receive an annual bonus of up to $160,000. Pursuant to the offer letter agreement, Mr. O’Keefe was granted an option to purchase 1.17% of our common stock (on an as-converted basis) under our 2000 Stock Option Plan, which resulted in an option to purchase 2,357,181 shares of our common stock. Mr. O’Keefe is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. O’Keefe’s offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by him or us. In April 2011, we entered into an amendment to Mr. O’Keefe’s offer letter agreement to amend the terms and conditions of his offer letter agreement to comply with the technical requirements of Section 409A of the Internal Revenue Code.

Pursuant to Mr. O’Keefe’s offer letter agreement, if Mr. O’Keefe is terminated by us without “cause,” as defined below, Mr. O’Keefe will be entitled to receive three months of his annual base salary. In addition, if Mr. O’Keefe elects and pays to continue health insurance under COBRA, we will reimburse Mr. O’Keefe on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. O’Keefe, until the end of the three-month period following his termination date. We will also accelerate the vesting of his unvested outstanding equity awards for an additional three months.

In April 2011, we entered into a change of control severance agreement with Mr. O’Keefe, which superseded the terms of Mr. O’Keefe’s offer letter agreement with respect to change of control and severance benefits. Pursuant to Mr. O’Keefe’s change of control severance agreement, the vesting and, if applicable, exercisability of Mr. O’Keefe’s outstanding equity awards will be accelerated immediately prior to a change of control with respect to 25% of the total number of the remaining unvested shares subject to the award. If Mr. O’Keefe’s employment terminates as a result of an involuntary termination on, or at any time within 18 months after, a change of control, Mr. O’Keefe will be entitled to a lump sum payment in the amount of 12 months of his annual base salary plus one times Mr. O’Keefe’s target annual bonus for the year in which his termination occurs. Mr. O’Keefe will also be entitled to any earned but unpaid annual bonus for any annual bonus period which had ended prior to his termination date. In addition, if Mr. O’Keefe elects and pays to continue health insurance under COBRA, we will reimburse Mr. O’Keefe on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. O’Keefe and his eligible dependents, until the earlier of (i) the end of the 12-month period following his termination date and (ii) the date Mr. O’Keefe or his eligible dependents loses eligibility for COBRA continuation coverage. We will also accelerate the vesting of all of his outstanding equity awards.

In January 2011, we entered into an offer letter agreement with Anne Lynch, our Vice President, Human Resources. This offer letter agreement set Ms. Lynch’s base salary at an annual rate of $165,000 and provided that Ms. Lynch was eligible to receive an annual bonus of up to $50,000. Pursuant to the offer letter agreement, Ms. Lynch was granted an option to purchase 500,000 shares of our common stock under our 2010 Stock Incentive Plan. Ms. Lynch is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Ms. Lynch’s offer letter agreement provides that she is an at-will employee and her employment may be terminated at any time by her or us. In April 2011, we entered into an amendment to Ms. Lynch’s offer letter agreement to amend the terms and conditions of her offer letter agreement to comply with the technical requirements of Section 409A of the Internal Revenue Code.

Pursuant to Ms. Lynch’s offer letter agreement, if Ms. Lynch is terminated by us without “cause,” as defined below, Ms. Lynch will be entitled to receive three months of her annual base salary. In addition, if Ms. Lynch elects and pays to continue health insurance under COBRA, we will reimburse Ms. Lynch on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Ms. Lynch, until the end of the three-month period following her termination date. We will also accelerate the vesting of her unvested outstanding equity awards for an additional three months.

In April 2011, we entered into a change of control severance agreement with Ms. Lynch, which superseded the terms of Ms. Lynch’s offer letter agreement with respect to change of control and severance benefits. Pursuant to Ms. Lynch’s change of control severance agreement, the vesting and, if applicable, exercisability of Ms. Lynch’s outstanding equity awards will be accelerated immediately prior to a change of control with respect to 25% of the total number of the remaining unvested shares subject to the award. If Ms. Lynch’s employment terminates as a result of an involuntary termination on, or at any time within 18 months after, a change of control, Ms. Lynch will be entitled to a lump sum payment in the amount of 12 months of her annual base salary plus one times Ms. Lynch’s target annual bonus for the year in which her termination occurs. Ms. Lynch will also be entitled to any earned but unpaid annual bonus for any annual bonus period which had ended prior to her termination date. In addition, if Ms. Lynch elects and pays to continue health insurance under COBRA, we will reimburse Ms. Lynch on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Ms. Lynch and her eligible dependents, until the earlier of (i) the end of the 12-month period following her termination date and (ii) the date Ms. Lynch or her eligible dependents loses eligibility for COBRA continuation coverage. We will also accelerate the vesting of all of her outstanding equity awards.

For purposes of the change of control severance agreements above, “change of control” is defined as the occurrence of any of the following events: (i) the approval by our stockholders of a plan of our complete liquidation or dissolution or the closing of a sale or disposition by us of all or substantially all of our assets, other than a sale or disposition to one of our subsidiaries or to an entity, the voting securities of which are owned by our stockholders in substantially the same proportions as their ownership of our voting securities immediately prior to such sale or disposition; (ii) our merger or consolidation with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent directly or indirectly (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation; (iii) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities; or (iv) a change in the composition of our board of directors, as a result of which fewer than a majority of the directors are “incumbent directors,” which shall mean directors who either (x) are our directors as of the date of the change of control severance agreement or (y) are elected, or nominated for election, to our board of directors with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transactions described in subsections (i), (ii) or (iii) above, or in connection with an actual or threatened proxy contest relating to an election of our directors.

The term “involuntary termination” is defined as (i) without the named executive officer’s express written consent, a material diminution in such named executive officer’s authorities, duties or responsibilities relative to such named executive officer’s authority, duties or responsibilities in effect immediately prior to the change of control (provided that for this purpose, such named executive officer’s authority, duties and responsibilities will not be deemed to be materially diminished if following a change of control the named executive officer retains the same authority, duties and responsibilities with respect to our business or the business with which such business is operationally merged or subsumed (as, for example, where the named executive officer retains his or her position in the surviving entity following a change of control, but is not given such position in the acquiring entity)); (ii) without the named executive officer’s express written consent, a reduction of more than 10% of such named executive officer’s total targeted cash compensation assuming target achievement immediately prior to the change of control, except that neither a reduction proportionate to reductions imposed on all other members of our executive management as part of a cost reduction effort nor a reduction of such named executive officer’s total targeted cash compensation due to a change of duties as a result of disability will constitute an involuntary termination; (iii) without the named executive officer’s express written consent, the relocation of such named executive officer’s principal place of employment to a facility or a location more than 35 miles from its location immediately prior to the change of control; (iv) any termination of the named executive officer by us which is not effected for “cause,” as defined below; or (v) our failure to obtain the assumption of the change of control and severance agreement or any other agreement between us and the named executive officer by any successors contemplated in the change of control and severance agreement.

The term “cause” is defined as (i) gross negligence or willful misconduct in the performance of the named executive officer’s duties to us where such gross negligence or willful misconduct has resulted or is likely to result in substantial damage to us or our subsidiaries; (ii) commission of any act of fraud or dishonesty with respect to us or breach of the named executive officer’s fiduciary duties to us; or (iii) conviction of a felony or a crime involving moral turpitude or otherwise causing material harm to our standing and reputation.

Potential Payments Upon Termination or Change of Control

Our named executive officers are entitled to the benefits and payments described below in the event of a change of control or their employment with us is terminated involving certain circumstances.

Change of control – Upon a change of control, our named executive officers are each entitled to immediate acceleration of all their unvested equity compensation, unless otherwise provided in an applicable equity award agreement. In the case of our Executive Chairman and Chief Executive Officer, vesting shall be accelerated so that no less than 75% of the total number of shares subject to the award are vested, and if applicable, exercisable, with the unvested balance of the award to vest no later than the one year anniversary of the change of control, subject to such executive officer’s continued employment. In the case of our Chief Financial Officer, Chief Operating Officer and Vice President, Human Resources, vesting shall be accelerated so that no less than 25% of the total number of the remaining unvested shares subject to the award is vested.

Termination following a change of control – If a named executive officer’s employment with us terminates as a result of an involuntary termination within 18 months following a change of control, the named executive officer is entitled to:

•	the payment of accrued salary and vacation;
•	immediate acceleration of all unvested equity compensation to the extent such options are then outstanding and were outstanding at the time of the change of control;
•

cash payments equal to (i) in the case of our Chief Executive Officer, such officer’s then-current base salary for 18 months, plus one and one-half times such officer’s target annual bonus for the year in which the termination occurs; and (ii) in the case of our Executive Chairman, Chief Financial Officer, Chief Operating Officer and Vice President, Human Resources, such officer’s then-current base salary for 12 months, plus one times such officer’s target annual bonus for the year in which the termination occurs;

•	any earned but unpaid annual bonus for any annual bonus period which had ended prior to termination; and
•

continuation of company-paid premiums for COBRA continuation coverage for up to 18 months for our Chief Executive Officer and up to 12 months for our Executive Chairman, Chief Financial Officer, Chief Operating Officer and Vice President, Human Resources.

The following table summarizes the payments that would be made to our named executive officers upon the occurrence of a change of control or a termination of employment qualifying for severance benefits following a change of control, assuming that a change of control of our company occurred on January 31, 2011 or in the event that each named executive officer’s involuntary termination of employment with our company occurred on January 31, 2011 within 18 months following a change of control, as applicable. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, (ii) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation, or (iii) any earned but unpaid annual bonus for any annual bonus period which had ended prior to termination.

Name	Change of Control	Involuntary Termination within 18 months after a Change of Control
Julien Signès
Cash Severance	$—	$727,500
Acceleration of Stock Options(1)	1,350,946	1,893,489
Continued Health Benefits(2)	—	36,941

Total	1,350,946	2,657,930

Gianluca U. Rattazzi
Cash Severance	—	200,000
Acceleration of Stock Options(1)	802,339	1,114,193
Continued Health Benefits(2)	—	30,821

Total	802,339	1,345,013

Erik E. Miller
Cash Severance	—	280,000
Acceleration of Stock Options(1)	115,750	463,002
Continued Health Benefits(2)	—	19,519

Total	115,750	762,521

Kevin P. O’Keefe
Cash Severance	—	360,000
Acceleration of Stock Options(1)	142,536	570,143
Continued Health Benefits(2)	—	13,291

Total	142,536	943,434

Anne M. Lynch
Cash Severance	—	165,000
Acceleration of Stock Options(1)	33,065	132,188
Continued Health Benefits(2)	—	33,252

Total	33,065	330,440

(1)	The value of accelerated stock options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair value for purposes of calculating the amount of expense recognized for financial statement reporting purposes of a share of our common stock on January 31, 2011, or $0.30, and the per share exercise price of the accelerated option.

(2)	Represents the aggregate full premium payments that would be required to be paid to or on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of January 31, 2011) for the maximum period available to the named executive officer.

Each executive will not receive a gross-up payment if the executive officer is required to pay excise tax under Section 4999 of the Internal Revenue Code.

In addition to the benefits described above, our 2010 Stock Incentive Plan provides for the acceleration of vesting of awards in certain circumstances in connection with a change of control of our company. See “Employee Benefit Plans” below.

Retirement Plans

Except as described below, we currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

We maintain a 401(k) plan that is tax-qualified for our U.S. employees, including our named executive officers. We do not offer employer matching or other employer contribution to our 401(k) plan.

Employee Benefit Plans

2000 Stock Option Plan

Our 2000 Stock Option Plan was adopted by our board of directors and subsequently approved by our stockholders. Our 2000 Stock Option Plan provides for the grant of options and stock purchase rights.

The persons eligible to participate in the plan are employees, non-employee members of our board of directors and consultants who provide services to us.

Share reserve – As of January 31, 2011, we had reserved a total of 6,443,663 shares of our common stock for issuance pursuant to the 2000 Stock Option Plan. As of January 31, 2011, options to purchase 2,545,740 shares of common stock were outstanding.

The 2000 Stock Option Plan expired pursuant to its own terms in May 2010 and no additional awards will be granted and no shares of our common stock remain available for future issuance under the 2000 Stock Option Plan.

Administration – Our board of directors administered our 2000 Stock Option Plan. Under our 2000 Stock Option Plan, the plan administrator has the power to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price of the awards, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable for shares issued under the 2000 Stock Option Plan.

Stock options – With respect to all incentive stock options granted under the 2000 Stock Option Plan, the exercise price shall not be less than 100% of the fair market value per share of common stock on the date of grant. With respect to all non-statutory options granted under the 2000 Stock Option Plan, the exercise price shall not be less than 85% of the fair market value per share of our common stock on the date of grant. However, with respect to options granted to any holder of more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of the option shall not be less than 110% of the fair market value per share of our common stock on the grant date. The term of an option may not exceed ten years (five years in the case of an option granted to any holder of more than 10% of our voting shares).

After termination of an employee, director or consultant, other than due to death or disability, he or she may exercise his or her option, to the extent vested, for a period of 30 days following such termination. If termination is due to disability, the option will remain exercisable, to the extent vested, for a period of six months following such termination. If termination is due to death, the option will remain exercisable, to the extent vested, for a period of six months following the date of death. However, an option may not be exercised later than the expiration of its term. Options granted under the 2000 Stock Option Plan will fully vest and become exercisable immediately prior to an acquisition or a merger of the company.

Transferability – Our 2000 Stock Option Plan does not allow for the transfer of options under the 2000 Stock Option Plan other than by will, the laws of descent and distribution and may be exercised during the lifetime of the optionee only by such optionee.

Stock purchase rights – The plan administrator may grant stock purchase rights under the 2000 Stock Option Plan alone, in addition to, or in tandem with other awards granted under the 2000 Stock Option Plan and/or cash awards made outside of the 2000 Stock Option Plan. The terms of the stock purchase right will provide for the number of shares of common stock the award recipient may purchase, the exercise price and the time within which the award recipient must accept such offer. The award recipient may accept the offer by executing a stock purchase agreement. With respect to all stock purchase rights granted under the 2000 Stock Option Plan, the exercise price shall not be less than 85% of the fair market value per share of our common stock on the date of grant. The stock purchase agreement may grant the company a right to repurchase such shares upon the termination of the purchaser’s employment for any reason at the original purchase price paid by the award recipient. The repurchase option will lapse at a rate determined by the plan administrator, but in the case of officers, directors and consultants, the repurchase option will lapse at the rate of at least 20% per year over five years. Once a stock purchase right is exercised, the purchaser will generally have all of the rights of a stockholder with respect to such shares, other than the right to transfer such shares before vesting.

Adjustments – Subject to any required action by the stockholders of the company, in the event of a stock split, reverse stock split, stock dividend (but only on our common stock), recapitalization, combination reclassification of our common stock or any other increase or decrease in the number of issued shares effected without our receipt of consideration (excluding the conversion of any convertible securities), proportionate adjustments will be made to the number of shares of our common stock covered by each outstanding option or stock purchase right, the maximum number or class of securities issuable under the 2000 Stock Option Plan, the number of shares that have been authorized for issuance under the 2000 Stock Option Plan but as to which no options or stock purchase rights have yet been granted or that have been returned to the 2000 Stock Option Plan upon cancellation or expiration of an option or stock purchase right or repurchase of shares from an optionee or purchaser and exercise price per share under each outstanding option or each outstanding stock purchase right.

Corporate transaction – Upon a merger, consolidation, or reorganization of the company with or into another corporation, our 2000 Stock Option Plan provides that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award under the 2000 Stock Option Plan. If there is no assumption or substitution of outstanding awards, such awards will terminate as of a date fixed by our board of directors which is at least 30 days after the notice to the optionee or purchaser.

Termination – The 2000 Stock Option Plan had a term of ten years and expired pursuant to its own terms in May 2010.

Amended and Restated 2010 Stock Incentive Plan

Our Amended and Restated 2010 Stock Incentive Plan, or the 2010 Stock Incentive Plan, was adopted by our board of directors in June 2010 and was subsequently approved by our stockholders. The 2010 Stock Incentive Plan was subsequently amended and restated in April 2011. The purpose of the 2010 Stock Incentive Plan is to promote the long-term success of the company and the creation of stockholder value by: (i) encouraging our employees, directors and consultants to focus on critical long-rage objectives, (ii) encouraging the attraction and retention of our employees, directors and consultants with exceptional qualifications, and (iii) linking employees, directors and consultants directly to stockholder interests through increased stock ownership.

Our 2010 Stock Incentive Plan provides for the grant of nonstatutory stock options, restricted stock units and restricted stock awards to our employees, directors and consultants and our subsidiaries’ employees and consultants, and incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, which may be granted only to our employees and our subsidiaries’ employees. Our board of directors administers our 2010 Stock Incentive Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 2010 Stock Incentive Plan.

Share reserve – As of January 31, 2011, 23,014,223 shares of common stock have been authorized for issuance under the 2010 Stock Incentive Plan. In April 2011, the 2010 Stock Incentive Plan was amended to increase the number of shares authorized for issuance under the 2010 Stock Incentive Plan to 33,014,223 shares of common stock. As of January 31, 2011 options to purchase a total of 18,001,149 shares of common stock were outstanding under the 2010 Stock Incentive Plan. If an option or an award to purchase restricted stock expires or is cancelled for any reason, the shares allocable to the unexercised portion of such option or award will become available for future award under the 2010 Stock Incentive Plan. If a share previously issued under the 2010 Stock Incentive Plan is reacquired pursuant to a forfeiture provision, then such a share will again become available for award under the 2010 Stock Incentive Plan.

Administration – Our board of directors administers the 2010 Stock Incentive Plan. The board of directors may delegate any of its administrative functions to a committee. Subject to the provisions of our 2010 Stock Incentive Plan, the administrator may take all actions it deems necessary or advisable for the administration of the 2010 Stock Incentive Plan. All actions of the administrator will be final and binding on all persons.

Stock options – The administrator may grant incentive and/or nonstatutory stock options under our 2010 Stock Incentive Plan; provided that incentive stock options are only granted to employees. The exercise price of options granted under the plan must be equal to or greater than 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Provided, however, that an incentive stock option held by an optionee who owns more than 10% of the total combined voting power of all classes of our stock, our parent or any of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The exercise price for an option may be paid in cash or cash equivalents. In addition, the administrator may allow for payment by surrender of shares, promissory note, cashless exercise, pledge of shares or other forms of payment as may be permitted by our board of directors. Subject to the provisions of our 2010 Stock Incentive Plan, the administrator determines the remaining terms of the options (e.g., exercisability and vesting). The administrator may permit an optionee to exercise his or her option as to shares that have not vested, subject to the Company’s right to repurchase any shares unvested as of the optionee’s termination of service at the lower of the original exercise price or the then-current fair market value of the shares. After an optionee’s termination of service, the optionee may exercise his or her option, to the extent vested as of the date of termination, for a period of three months (or twelve months in the case of termination due to death or disability) following such termination. However, in no event may an option be exercised later than the expiration of its term.

Restricted shares – The plan administrator may award restricted shares or grant stock purchase rights under the 2010 Stock Incentive Plan. The terms of the award of restricted shares will be set forth in a restricted share agreement between the purchaser and us. Any right to acquire shares, other than options, shall automatically expire if not exercised by the purchaser within thirty days after we communicate the grant of such right to the purchaser. Awards of restricted shares or shares received upon the exercise of a stock purchase right may be subject to forfeiture conditions, rights of repurchase, rights of first refusal and other restrictions as set forth in the applicable restricted share agreement. Once a stock purchase right is exercised, the purchaser will generally have all of the rights of a stockholder with respect to such shares, other than the right to transfer such shares before vesting.

Transferability – Our 2010 Stock Incentive Plan generally does not allow for options to be transferred in any manner other than by will or the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by our board of directors, a nonstatutory stock option may be transferred to a family member or trust to the extent permitted by applicable laws.

Stock units – Stock units give purchasers the right to acquire a specified number of shares of stock at a future date upon the satisfaction of certain conditions, including any vesting arrangement as set forth in a restricted stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and purchasers of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. The restricted stock unit agreement will provide whether vested stock units will be settled in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2010 Stock Incentive Plan, our board of directors will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each purchaser.

Adjustments – If any change is made in our common stock subject to the 2010 Stock Incentive Plan including a subdivision, stock dividend, dividend payable in a form other than stock that has a material effect on our shares, a combination or consolidation, a recapitalization, a spin-off or a similar occurrence, then equitable adjustments will be made to one or more of the following: the number of shares available under the 2010 Stock Incentive Plan, the number of shares covered by each outstanding option or the exercise price under each outstanding option and the price of shares subject to our right to repurchase.

Corporate transaction – If the Company is a party to a merger or other reorganization, outstanding awards under the 2010 Stock Incentive Plan will be subject to the terms of the agreement of merger or reorganization. Such agreement may provide for one or more of the following: (i) the continuation of outstanding options by the company, (ii) if the Company is the surviving corporation, the assumption of the outstanding awards by the surviving corporation or its parent or subsidiary, (iii) the substitution by the surviving corporation or its parent or subsidiary of its own awards for the awards under the 2010 Stock Incentive Plan, (iv) immediate exercisability or vesting and accelerated expiration of outstanding options under the 2010 Stock Incentive Plan followed by the cancellation of such awards, or (v) settlement of the full value of the outstanding awards under the 2010 Stock Incentive Plan in cash or cash equivalents followed by cancellation of such awards.

Plan amendments and termination – Our board of directors may at any time amend, suspend or terminate the 2010 Stock Incentive Plan. Certain amendments which materially alter or impair the rights of existing option holders require an optionee’s consent. Our 2010 Stock Incentive Plan will automatically terminate on June 15, 2020, unless we terminate it sooner.

Upon the completion of this offering, the 2010 Stock Incentive Plan will be terminated and no shares of our common stock will remain available for future issuance under the 2010 Stock Incentive Plan. Shares originally reserved for issuance under our 2010 Stock Incentive Plan but which are not issued or subject to outstanding grants on the effective date of the 2011 Stock Incentive Plan, and shares subject to outstanding options under our 2010 Stock Incentive Plan on the effective date of the 2011 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under the 2010 Stock Incentive Plan that are subsequently forfeited, up to a number of additional shares not to exceed an aggregate of shares, will again become available for awards under our 2011 Stock Incentive Plan on the date the 2011 Stock Incentive Plan becomes effective.

2011 Stock Incentive Plan

General – Our 2011 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in                     , 2011.

The 2011 Stock Incentive Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees and the granting of nonstatutory stock options to employees, non-employee directors, advisors and consultants. The 2011 Stock Incentive Plan also provides for the grants of restricted stock, stock appreciation rights and stock unit awards to employees, non-employee directors, advisors and consultants.

Administration – The compensation committee of our board of directors will administer the 2011 Stock Incentive Plan, including the determination of the recipient of an award, the number of shares subject to each award, whether an option is to be classified as an incentive stock option or nonstatutory option, and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award.

At the discretion of our board of directors, our compensation committee may consist solely of two or more “non-employee directors.” To the extent required by our board of directors, the composition of our compensation committee may satisfy the requirements for plans intended to qualify for exemption under Rule 16b-3 of the Exchange Act and Section 162(m) of the Internal Revenue Code. Our board of directors may appoint one or more separate committees of our board of directors, each consisting of one or more members of our board of directors, to administer our 2011 Stock Incentive Plan with respect to employees who are not subject to Section 16 of the Exchange Act. Subject to applicable law, our board of directors may also authorize one or more officers to designate employees, other than employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, to receive awards under our 2011 Stock Incentive Plan and/or determine the number of such awards to be received by such employees subject to limits specified by our board of directors.

Authorized shares – Under our 2011 Stock Incentive Plan,              shares of our common stock have been authorized for issuance. In addition, the number of shares that have been authorized for issuance under the 2011 Stock Incentive Plan will be automatically increased on the first day of each fiscal year beginning in fiscal 2013 and ending in fiscal 2022, in an amount equal to the least of (i)             shares, (ii)     % of the outstanding shares of our common stock on the last day of the immediately preceding year or (iii) another amount determined by our board of directors. Shares subject to awards granted under the 2011 Stock Incentive Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash will again become available for issuance under the 2011 Stock Incentive Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2011 Stock Incentive Plan. However, shares that have actually been issued shall not again become available unless forfeited. No more than              shares may be delivered upon the exercise of incentive stock options granted under the 2011 Stock Incentive Plan plus, to the extent allowable under applicable law, any shares that again become available for issuance under the 2011 Stock Incentive Plan. In addition, shares originally reserved for issuance under our 2010 Stock Incentive Plan but which are not issued or subject to outstanding grants on the effective date of the 2011 Stock Incentive Plan, and shares subject to outstanding options under our 2010 Stock Incentive Plan on the effective date of the 2011 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under the 2010 Incentive Stock Plan that are subsequently forfeited, up to a number of additional shares not to exceed an aggregate of              shares, will again become available for awards under our 2011 Stock Incentive Plan on the date the 2011 Stock Incentive Plan becomes effective.

No participant in the 2011 Stock Incentive Plan can receive option grants, restricted shares, stock appreciation rights or stock units totaling more than an aggregate of              shares in any calendar year, except in the participant’s first year of employment in which the participant may receive equity awards totaling up to              shares. No participant in the 2011 Stock Incentive Plan may be paid more than an aggregate of              in cash during any calendar year with respect to equity awards that are payable in cash.

Types of Awards –

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Stock options – A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under our 2011 Stock Incentive Plan, incentive stock options and nonstatutory options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to any holder of more than 10% of the voting shares of our company must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000. The stock option agreement specifies the date when all or any installment of the option is to become exercisable. We expect that 1/4th of the total number of shares subject to the options will vest and become exercisable 12 months after the vesting commencement date for options granted, and the remaining options will vest and become exercisable at a rate of 1/48th of the total number of shares subject to the options each month thereafter. Each stock option agreement sets forth the term of the options, which is prohibited from exceeding ten years (five years in the case of an incentive stock option granted to any holder of more than 10% of our voting shares), and the extent to which the optionee will have the right to exercise the option following termination of the optionee’s service with the company. Payment of the exercise price may be made in cash or cash equivalents or, if provided for in the stock option agreement evidencing the award, (i) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (ii) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (iii) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (iv) by a “net exercise” arrangement, (v) by delivering a full-recourse promissory note or (vi) by any other form that is consistent with applicable laws, regulations and rules.

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Restricted stock – Restricted stock is a share award that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock, other than the right to transfer such stock prior to vesting. Subject to the terms of the 2011 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any restricted stock award, including any vesting arrangement, which will be set forth in a restricted stock agreement to be entered into between us and each recipient. Restricted stock may be awarded for such consideration as our compensation committee may determine, including without limitation cash, cash equivalents, full-recourse promissory notes, future services or services rendered prior to the award, without cash payment by the recipient.

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Stock unit – Stock units give recipients the right to acquire a specified number of shares of stock at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by our compensation committee and as set forth in a stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. Our compensation committee may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2011 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each recipient.

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Stock appreciation rights – Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right will be determined by our compensation committee, which shall not be less than the fair market value of our common stock on the date of grant. Our compensation committee may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Other Plan Features –

Under the 2011 Stock Incentive Plan:

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Unless the agreement evidencing an award expressly provides otherwise, no award granted under the plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), other than by will or the laws of descent and distribution.

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Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. Any outside director who first joins our board of directors on or after the effective date, will be automatically granted an initial nonstatutory option to purchase shares of our common stock that have a value of $200,000, calculated using the fair market value of our common stock on the date of grant, upon first becoming a member of our board of directors. The initial option will vest and become exercisable over four years in equal monthly installments. On the first business day after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted an option to purchase shares of our common stock that have a value of $50,000, calculated using the fair market value of our common stock on the date of grant, provided that the outside director has served on our board of directors for at least six months. Each annual option will vest and become exercisable on the first anniversary of the date of grant, or immediately prior to the next regular annual meeting of the company’s stockholders following the date of grant if the meeting occurs prior to the first anniversary date. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant and will become fully vested if we are subject to a change of control. In addition, such options will terminate on the earlier of (i) the day before the tenth anniversary of the date of grant or (ii) the date 12 months after the termination of the outside director’s termination of service for any reason.

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In the event of a recapitalization, stock split or similar capital transaction, our compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2010 Stock Incentive Plan, including the share number in the formula for automatic annual increases, the limitation regarding the total number of shares underlying awards given to an individual participant in any calendar year, the number of shares that can be issued as incentive stock options and other adjustments in order to preserve the benefits of outstanding awards under the 2011 Stock Incentive Plan.

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Generally, if we merge with or into another corporation, we will provide for full exercisability or vesting and accelerated expiration of outstanding awards or settlement of the intrinsic value of the outstanding awards in cash or cash equivalents followed by cancellation of such awards unless the awards are continued if we are the surviving entity, or assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

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If we are involved in an asset acquisition, stock acquisition, merger or similar transaction with another entity, our compensation committee may make awards under the 2011 Stock Incentive Plan by the assumption, substitution or replacement of awards granted by another entity. The terms of such assumed, substituted or replaced awards will be determined by our compensation committee in its discretion.

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Awards under our 2011 Stock Incentive Plan may be made subject to the attainment of performance criteria including cash flows, earnings per share, earnings before interest, taxes and amortization, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, market segment shares, costs, expenses, regulatory body approval for commercialization of a product or implementation or completion of critical projects.

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The 2011 Stock Incentive Plan terminates ten years after its initial adoption, unless terminated earlier by our board of directors. Our board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not materially impair the rights of holders of outstanding awards without their consent.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by the General Corporation Law of the State of Delaware, or the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws provide that we are required to indemnify our directors, in each case to the fullest extent permitted by the DGCL. Our bylaws also provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of the DGCL. We have entered into agreements to indemnify our directors and expect to continue to enter into agreements to indemnify all of our directors. Prior to the closing of the offering, we plan to amend and restate our indemnification agreements with our directors and enter into indemnification agreements with each of our officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Management—Director Compensation” and “Executive Compensation,” the following is a description of transactions since February 1, 2008, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Sales of Convertible Preferred Stock and Warrants to Purchase Series G2 Convertible Preferred Stock

The following table summarizes purchases of our convertible preferred stock and Warrants to purchase Series G2 convertible preferred stock, or Series G Warrants, since February 1, 2008 by holders of more than 5% of our capital stock and their affiliated entities. None of our directors or executive officers purchased shares of our convertible preferred stock or Series G Warrants during this time period. Each outstanding share of our Series G convertible preferred stock is convertible into one share of our common stock and each outstanding share of our Series H convertible preferred stock is convertible into one share of our common stock upon the completion of this offering. All of our outstanding convertible preferred stock will convert into 2,895,502 shares of our Series 1 common stock and 39,485,869 shares of our Series 2 common stock assuming the conversion immediately prior to the closing of this offering.

	Shares of Preferred Stock				Incentive Common Stock		Series G2 Warrants	Aggregate Purchase Price
Purchasers	Series G1	Series G2	Series H1	Series H2	Series 1	Series 2
Executive Officers and Directors:
None	—	—	—	—	—	—	—	—
5% Stockholders:
Atlantic Bridge Ventures GP Ltd. (1).	—	4,000,000	—	2,711,554	—	7,460,460	—	$5,908,642
Entities affiliated with Crédit Agricole Private Equity (2)	2,000,000	467,601	895,502	895,501	7,775,801	4,241,571	—	3,684,666
Entities affiliated with Crescendo Ventures (3)	—	3,035,383	—	5,952,586	—	18,487,330	—	5,788,940
Fonds de solidarité des travailleurs du Québec	—	273,732	—	2,543,491	—	6,537,684	—	1,194,489
HarbourVest International Private Equity Partners V-Direct Fund L.P. (4)	—	6,978,768	—	3,795,829	—	22,207,482	—	9,995,442
Saints Capital VI, L.P.	—	600,976	—	1,100,029	—	9,086,910	—	1,119,840

Total	2,000,000	15,356,460	895,502	16,998,990	7,775,801	68,021,437	—	27,692,019

(1)	Kevin Dillon, a director of Envivio, is affiliated with this entity.

(2)	The purchasers were Crédit Lyonnais Venture 1 and Crédit Lyonnais Venture Capital.

(3)	The purchasers were Crescendo Holdings IV, LLC, Crescendo IV AG & Co. Beteiligungs KG, Crescendo IV Coinvestment Fund, LLC, Crescendo IV Entrepreneur Fund A, L.P., Crescendo IV Entrepreneur Fund, L.P. and Crescendo IV, L.P. David Spreng, a director of Envivio, is affiliated with these entities.

(4)	Corentin du Roy de Blicquy, a director of Envivio, is affiliated with this entity.

In September 2008, we sold 1,532,372 shares of Series G1 convertible preferred stock and 13,359,323 shares of Series G2 convertible preferred stock for $1.25 per share and received total consideration of an aggregate of $15.9 million. Also in September 2008, we converted the outstanding principal balance of our outstanding convertible promissory notes in the amount of approximately $8.9 million plus accrued interest in the amount of approximately $0.2 million into 467,628 shares of Series G1 convertible preferred stock and 4,640,677 shares of Series G2 convertible preferred stock simultaneously with our Series G financing. In June 2010, we sold 895,502 shares of Series H1 convertible preferred stock, 18,487,298 shares of Series H2 convertible preferred stock, 7,775,801 shares of incentive Series 1 common stock and 87,170,915 shares of incentive Series 2 common stock for $0.3351 per unit and received total consideration of approximately $6.5 million. In connection with this Series H financing, all outstanding shares of Series B, C, D, E and F convertible preferred stock converted into shares of common stock. Also in June 2010, we converted the outstanding principal balance of our outstanding convertible promissory notes in the amount of $1.0 million plus accrued interest in the amount of approximately $4,800 into 2,998,571 shares of Series H2 convertible preferred stock simultaneously with our Series H financing.

Convertible Note Financing with Current Investors

The convertible promissory notes referenced above, which converted into shares of Series G1 convertible preferred stock and Series G2 convertible preferred stock in September 2008, were issued pursuant to a convertible note purchase agreement dated February 25, 2007, as amended in June 2008 and August 2008. Under that agreement, principal and accrued interest outstanding converted into shares of Series G1 convertible preferred stock and Series G2 convertible preferred stock at a pre-determined rate calculated by dividing the total principal and accrued interest outstanding on the date of our Series G offering by the price per share paid for the shares. Therefore, the outstanding principal balance of the convertible promissory notes in the amount of approximately $8.9 million plus accrued interest in the amount of approximately $0.2 million converted into 467,628 shares of Series G1 convertible preferred stock and 4,640,677 shares of Series G2 convertible preferred stock. Entities affiliated with Crédit Agricole Private Equity, entities affiliated with Crescendo Ventures, Fonds de solidarité des travailleurs du Québec, HarbourVest International Private Equity Partners V-Direct Fund L.P. and Saints Capital VI, L.P. participated in the convertible note financing and each, through their affiliated entities, hold more than 5% of our capital stock. These named entities purchased an aggregate of approximately $8.2 million in convertible promissory notes, which converted into an aggregate of 467,628 shares of Series G1 convertible preferred stock and 6,185,614 shares of Series G2 convertible preferred stock. On January 31, 2011, these combined investors owned an aggregate of 117,356,717 shares, or 65.0% of our outstanding capital stock, on a fully diluted basis, ranging from 19.1% for the largest investor to 6.5% for the smallest investor in this group.

The convertible promissory notes referenced above which converted into shares of Series H2 convertible preferred stock in June 2010 were issued pursuant to a convertible note purchase agreement dated December 30, 2009. Under that agreement, principal and accrued interest outstanding converted into shares of Series H2 convertible preferred stock at a pre-determined rate calculated by dividing the total principal and accrued interest outstanding on the date of our Series H offering by the price per share paid for the shares. Therefore, the outstanding principal balance of the convertible promissory notes in the amount of approximately $1.0 million plus accrued interest in the amount of approximately $4,800 converted into 2,998,571 shares of Series H2 convertible preferred stock. Entities affiliated with Crescendo Ventures participated in the convertible note financing and, through its affiliated entities, holds more than 5% of our capital stock. These entities purchased an aggregate of $1.0 million in convertible promissory notes, which converted into an aggregate of 2,998,571 shares of Series H2 convertible preferred stock. On January 31, 2011, this investor owned an aggregate of 34,288,528 shares, or 19.1% of our outstanding capital stock, on a fully diluted basis.

Related Party Transaction Policy

We intend to adopt a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

Although we have not had a written policy for the review and approval of transactions with related persons prior to                    2011, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to the company and in the best interests of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

Investor Rights Agreement

Holders of our convertible preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the convertible preferred stock. See “Description of Capital Stock—Investor Rights Agreement” for additional information.

Stock Option Grants

Certain stock option grants to our directors and related option grant policies are described in “Management—Director Compensation.”

Other Transactions

We have entered into various employment related agreements and compensatory arrangements with our executive officers that, among other things, provide for compensatory and certain change of control and severance benefits. For a description of these agreements and arrangements, see “Executive Compensation—Employment, Change of Control and Severance Arrangements.”

Indemnification Agreements

We have entered into indemnification agreements with certain of our non-employee directors, all of which we plan to amend and restate prior to the closing of the offering. Prior to the closing of the offering, we plan to enter into indemnification agreements with our other directors and our officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify these individuals to the fullest extent permitted by Delaware law. See “Management—Limitation on Liability and Indemnification Matters.”

Indebtedness of Management

From January 2003 to May 2008, we loaned Julien Signès an aggregate of $558,764 at interest rates ranging from 2.7% to 4.6% per annum, pursuant to secured promissory notes. These notes were full recourse notes and were secured by a pledge of stock. The aggregate amount of indebtedness of Mr. Signès outstanding under these notes as of January 31, 2011 was $691,185. On April 12, 2011, Mr. Signès repaid $626,820 of his notes in connection with the sale to a third party of certain shares of our common stock held by Mr. Signès. In addition, on April 13, 2011, our board of directors agreed to forgive an aggregate of $69,248 of outstanding principal and accrued interest, which Mr. Signès owed as of April 13, 2011. We also agreed to provide Mr. Signès a tax gross-up payment to cover his income taxes on the cancellation of indebtedness income.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the number of shares of common stock beneficially owned on January 31, 2011, and immediately following consummation of this offering, by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;
•	Each of our directors and named executive officers; and
•	All of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 179,100,582 shares of common stock outstanding at January 31, 2011, assuming the conversion of all outstanding shares of our convertible preferred stock into 42,381,371 shares of our common stock, but does not reflect the exercise of any warrants or options to purchase common stock or convertible preferred stock. For purposes of the table below, we have assumed that             shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of January 31, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Except as otherwise set forth below, the address of each of the persons listed below is 400 Oyster Point Boulevard, Suite 325, South San Francisco, California 94080.

		Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Before Offering	After Offering
Executive Officers and Directors:
Julien Signès (2)	10,124,739	5.4%
Gianluca U. Rattazzi (3)	5,036,712	2.7
Erik E. Miller (4)	2,014,685	1.1
Kevin P. O’Keefe (5)	2,357,181	1.3
Anne M. Lynch (6)	500,000	*
Kevin E. Dillon (7)	14,172,014	7.9
Corentin du Roy de Blicquy (8)	36,399,415	20.3
R. David Spreng (9)	34,288,528	19.1
Clifford B. Meltzer (10)	400,000	*
All Executive Officers and Directors as a group (9 persons) (11)	105,293,274	53.3

5% Stockholders:
Atlantic Bridge Ventures GP Ltd. (7)	14,172,014	7.9
Entities affiliated with Crédit Agricole Private Equity (12)	20,267,009	11.3
Entities affiliated with Crescendo Ventures (9)	34,288,528	19.1
Fonds de solidarité des travailleurs du Québec (13)	11,595,810	6.5
HarbourVest International Private Equity Partners V-Direct Fund L.P. (8)	36,399,415	20.3
Saints Capital VI, L.P. (14)	15,505,741	8.7

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes options and warrants to purchase shares of common stock exercisable within 60 days. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Includes 8,037,679 shares subject to options which are immediately exercisable, 6,678,019 of which are subject to Envivio’s right of repurchase on April 1, 2011, such right which lapses over time, and 2,500 outstanding restricted shares that are subject to our right of repurchase as of April 1, 2011.

(3)	Consists of 5,036,712 shares subject to options which are immediately exercisable, 3,533,442 of which are subject to Envivio’s right of repurchase on April 1, 2011, which right lapses over time.

(4)	Consists of 2,014,685 shares subject to options which are immediately exercisable, 1,615,877 of which are subject to Envivio’s right of repurchase on April 1, 2011, which right lapses over time.

(5)	Consists of 2,357,181 shares subject to options which are immediately exercisable, 2,013,426 of which are subject to Envivio’s right of repurchase on April 1, 2011, which right lapses over time.

(6)	Consists of 500,000 shares subject to options which are immediately exercisable, 468,750 of which are subject to Envivio’s right of repurchase on April 1, 2011, which right lapses over time.

(7)	Consists of 14,172,014 shares held by Atlantic Bridge Ventures GP Ltd. Elaine Coughlan, Brian Long, Kevin Dillon and Paul Harvey are Controlling Shareholders of Atlantic Bridge Ventures GP Ltd. and share voting and dispositive power over these shares. Each of these individuals disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. The principal business address of Atlantic Bridge Ventures GP Ltd. is 31 Kildare Street, Dublin 2, Republic of Ireland.

(8)

Consists of 36,399,415 shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. Each of HarbourVest Partners, LLC, which is the Managing Member of HIPEP V-Direct Associates LLC, which is the General Partner of HIPEP V-Direct Associates L.P., which is the General Partner of HarbourVest International Private Equity Partners V-Direct Fund L.P. may be deemed to share voting and dispositive power over these shares, but disclaim beneficial ownership except to the extent of its pecuniary interest therein. Voting and investment decisions are made by majority vote of the four-person Investment Committee of HarbourVest Partners, LLC, all of the members of which disclaim beneficial ownership of these shares. The principal business address of HarbourVest International Private Equity Partners V-Direct Fund L.P. is c/o HarbourVest Partners, LLC, One Financial Center, 44th Floor, Boston, Massachusetts 02111.

(9)	Represents 4,526,546 shares held by Crescendo Holdings IV, LLC, 1,103,254 shares held by Crescendo IV AG & Co., Beteiligungs KG, 1,942,550 shares held by Crescendo IV Coinvestment Fund, LLC, 106,171 shares held by Crescendo IV Entrepreneur Fund A, L.P., 261,543 shares held by Crescendo IV Entrepreneur Fund, L.P. and 26,348,464 shares held by Crescendo IV, L.P. David Spreng, one of our directors, is the Managing Member of Crescendo Ventures IV, LLC, which is the General Partner of Crescendo IV, L.P., Crescendo IV Entrepreneur Fund, L.P. and Crescendo IV Entrepreneur Fund A, L.P., and which is the Manager of Crescendo Holdings IV, LLC. He is also the Managing Member of Crescendo German Investments IV, LLC, which is the Managing Partner of Crescendo IV AG & Co. Beteiligungs KG and is the Managing Member of Crescendo IV Coinvestment Fund, LLC. Mr. Spreng holds voting and dispositive power over these shares. Mr. Spreng disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal business address of Crescendo Ventures is 600 Hansen Way, Palo Alto, California 94304.

(10)	Consists of 400,000 shares subject to options which are immediately exercisable, 141,667 of which are subject to Envivio’s right of repurchase on April 1, 2011, which right lapses over time.

(11)	Includes 18,346,257 shares subject to options which are immediately exercisable, 14,451,181 of which are subject to Envivio’s right of repurchase on April 1, 2011, such right which lapses over time, and 2,500 outstanding restricted shares that are subject to our right of repurchase as of April 1, 2011.

(12)	Includes 3,316,521 shares held by Crédit Lyonnais Venture 1, 16,095,518 shares held by Crédit Lyonnais Venture Capital and 854,970 shares held by Lion Capital Investissement. Antoine Colboc is the Head of Venture Capital of Crédit Agricole Private Equity, which is the managing company of Crédit Lyonnais Venture 1, Crédit Lyonnais Venture Capital and Lion Capital Investissement. Mr. Colboc holds voting and dispositive power over these shares. Mr. Colboc disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal business address of Crédit Agricole Private Equity is 100 Boulevard du Montparnasse, 75682 Paris Cedex 14, France.

(13)	Consists of 11,595,810 shares held by Fonds de solidarité des travailleurs du Québec. Voting and dispositive power with respect to these shares is ultimately shared by Fonds de solidarité des travailleurs du Québec’s board of directors, which consists of Michel Arsenault, Louis Bolduc, Yvon Bolduc, Alain DeGrandpré, Daniel Boyer, Denise Martin, Michel Ouimet, Réjean Parent, Daniel Roy, Louise St-Cyr, Jérome Turcq, Pierre-Maurice Vachon, Nadine Girault, Lucie Levasseur, Yves Ouellet, Jean-Pierre Fortin and Jean-Pierre Ouellet. The principal business address of Fonds de solidarité des travailleurs du Québec is Bureau 200, 545, Boulevard Crémazie Est, Montreal (Québec) H2M 2W4 Canada.

(14)	Consists of 15,505,741 shares held by Saints Capital VI, L.P. Kenneth Sawyer, David Quinlivan and Ghia Griarte are the Managing Members of Saints Capital VI LLC, which is the General Partner of Saints Capital VI L.P. The individuals listed herein share voting and dispositive power over these shares, but disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The principal business address of Saints Capital VI, L.P. is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $             per share, of which:

•	shares will be designated as common stock; and
•	shares will be designated as preferred stock.

As of                     , 2011, we had outstanding              shares of convertible preferred stock (which are convertible into an aggregate of              shares of common stock assuming the conversion immediately prior to the closing of this offering) and              shares of common stock, held of record by stockholders. In addition, as of                     , 2011,                      shares of our common stock were subject to outstanding options, and warrants exercisable for up to an aggregate of 360,000 shares of our capital stock that do not expire upon the completion of this offering were outstanding. For more information on our capitalization, see “Capitalization.”

Common Stock

Pursuant to our restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. This restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up of the company, subject to the rights, if any of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

As of January 31, 2011, there were warrants outstanding exercisable for an aggregate of 360,000 shares of preferred stock, at a weighted average exercise price of $1.25 per share, which will convert into warrants to purchase 360,000 shares of common stock immediately prior to the completion of this offering.

Investors Rights Agreement

Upon completion of this offering, the holders of an aggregate of 76,649,787 shares of our common stock that were issued or are issuable upon the exercise of our outstanding warrants and the conversion of our convertible preferred stock (including the convertible preferred stock issued upon the exercise of all outstanding preferred warrants), assuming the conversion effective immediately prior to the closing of this offering, or their transferees, will be entitled to the rights described below with respect to registration of the resale of such shares under the Securities Act pursuant to an Amended and Restated Investors Rights Agreement by and among us and certain of our stockholders dated June 28, 2010.

Registration of shares of common stock in response to the exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of December 31, 2013, a change of control, or with respect to the registration rights of an individual holder, when such holder can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exemption.

Demand registration rights – If, at any time beginning 180 days after the consummation of this offering, the holders of not less than 40% of the outstanding registrable securities request in writing that an amount of securities having a proposed aggregate offering price of at least $8,000,000 be registered, we may be required to register their shares. We are only obligated to effect two registrations in response to these demand registration rights of the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 90 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback registration rights – If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 registration rights – The holders of not less than 20% of the outstanding registrable securities may request in writing that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000, subject to certain exceptions. We are only obligated to effect two registrations in response to these Form S-3 registration rights.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws – Our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize the board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;
•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, the chief executive officer or the president;
•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that directors may be removed only for cause; and
•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

Delaware anti-takeover statute – We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder.” Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of DGCL, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent’s address is                     .

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ENVI.”

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	“controlled foreign corporations,” or “passive foreign investment companies,” each as defined for U.S. federal income tax purposes;
•	partnerships or entities classified as partnerships for U.S. federal income tax purposes, or any investors in such entities;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);
•	certain former citizens or long-term residents of the United States;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or
•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

If a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;
•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero. Any excess will be treated as gain from the sale or other disposition of the common stock and will be treated as described below under “—Gain on Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with your conduct of a U.S. trade or business, as discussed below. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 prior to the distribution date properly certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the U.S.) generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payment of effectively connected dividends that are included in the gross income of a non-U.S. holder generally are exempt from withholding tax if you provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 prior to the distribution date properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and for a non-U.S. holder that is a corporation, such non-U.S. holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States) subject to applicable income tax or other treaties providing otherwise; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide (U.S. and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five year (or shorter) period that is described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Payment of the proceeds from a disposition of our common stock by a non-U.S. holder effected through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

Recently enacted federal legislation, generally applicable to payments made after December 31, 2012, imposes a 30% U.S. withholding tax on dividends on our common stock and the gross proceeds from a disposition of our common stock paid to (i) a “foreign financial institution” (as specifically defined in this new legislation) unless such institution enters into an agreement with the U.S. Treasury to collect and disclose information regarding U.S. account holders of such institution (including certain account holders that are foreign entities with U.S. owners) and (ii) a non-financial foreign entity unless such entity provides the payor with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds may seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering a total of             shares of common stock will be outstanding, assuming that there are no exercises of options or warrants after                     , 2011. Of these shares, all             shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining             shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus

In addition, of the              shares of our common stock that were subject to stock options outstanding as of             , 2011, options to purchase             shares of common stock were vested as of                     , 2011 and will be eligible for sale at various times beginning more than 180 days following the effective date of this offering. In addition, as of                     , 2011, we had outstanding warrants to purchase convertible preferred stock which shall convert into an aggregate of 360,000 shares of common stock immediately prior to the closing of this offering.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
•	the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and
•

the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with this offering we and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Stifel, Nicolaus & Company, Incorporated. This agreement does not apply to the issuance by us of shares under any existing employee benefit plans. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of 76,649,787 shares of common stock that were issued or are issuable upon the exercise of our outstanding warrants and the conversion of our convertible preferred stock (including the convertible preferred stock issuable upon exercise of all outstanding preferred warrants), assuming the conversion of our convertible preferred stock into common stock effective immediately prior to the closing of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, and the underwriters, for whom Stifel, Nicolaus & Company, Incorporated and Piper Jaffray & Co. are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Piper Jaffray & Co.
Needham & Company, LLC
William Blair & Company, L.L.C.
Total

All of the             shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

The underwriters expect to deliver the shares of common stock to purchasers on or about                         , 2011.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of             additional shares of our common stock from us at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include the valuation multiples of publicly-traded companies that the representatives of the underwriters believe are comparable to us, our financial information, our history and prospects and the outlook for our industry, an assessment of our management, our past and present business operations and relationships, and the prospects for, and timing of, our future sales and an assessment of these factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at that price

less a concession of not more than $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	With Over-Allotment	Without Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $            . In addition, we will reimburse certain legal fees incurred by the underwriters in connection with this offering.

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and certain other of our stockholders to agree, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock without the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, offer, sell, contract to sell or otherwise dispose of any securities that are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options and warrants on the date of this prospectus and the shares of our common stock that are issued under our 2011 Stock Incentive Plan, which we will adopt in connection with this offering.

The 180-day restricted period described in the preceding two paragraphs will be automatically extended if: (i) during the last 17 days of the 180-day restricted period we release earnings results or announce material news or a material event or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

Nasdaq Global Market Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ENVI.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales – Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions – The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids – If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Accounts

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customer.

Relationships

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received customary compensation, fees and expense reimbursement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Sales Outside of the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state, subject to any variation in that member state by any measure implementing the Prospectus Directive in that member state, at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•

to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of shares of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene FSMA. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Notice to Prospective Investors in France

The prospectus (including any amendment, supplement or replacement thereto) has not been approved either by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to the Residents of Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Paul, Hastings, Janofsky & Walker LLP, Palo Alto, California is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements as of January 31, 2010 and 2011 and for each of the three years in the period ended January 31, 2011 included in this prospectus, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Envivio, Inc.

South San Francisco, California

We have audited the accompanying consolidated balance sheets of Envivio, Inc. as of January 31, 2010 and 2011 and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended January 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Envivio, Inc. at January 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

San Francisco, California

April 14, 2011

ENVIVIO, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except for share and per share amounts)

	January 31, 2010	January 31, 2011	Pro Forma Stockholders’ Equity as of January 31, 2011 (Note 1)
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,330	$10,017
Accounts receivable, net of allowance for doubtful accounts of $632 and $655 as of January 31, 2010 and 2011	4,329	8,073
Inventory	209	11
Prepaid expenses and other current assets	2,466	2,544
Deferred inventory costs, current portion	1,413	3,815

Total current assets	12,747	24,460
Property and equipment, net	1,516	1,777
Deferred inventory costs, net of current portion	756	392
Other assets	124	122

TOTAL ASSETS	$15,143	$26,751

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$2,278	$6,051
Accrued compensation	1,866	3,474
Accrued liabilities	1,505	1,776
Deferred revenue, current portion	5,220	10,876
Notes payable	3,674	—

Total current liabilities	14,543	22,177
Deferred revenue, net of current portion	2,539	1,181
Warrant liability	83	196	—
Other non-current liabilities	769	691

Total liabilities	17,934	24,245

Commitments and Contingencies (Note 5)

Convertible preferred stock, par value $0.001 per share — 44,737,987 and 45,360,000 shares authorized as of January 31, 2010 and 2011; 40,299,573 and 42,381,371 shares issued and outstanding as of January 31, 2010 and 2011; liquidation preference of $32,500 as of January 31, 2011, actual; no shares issued or outstanding, pro forma (unaudited)	65,465	31,421	—

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, par value $0.001 per share — 95,000,000 and 250,000,000 shares authorized as of January 31, 2010 and 2011; 443,275 and 129,298,407 shares issued and outstanding as of January 31, 2010 and 2011, actual; 171,679,778 shares issued and outstanding, pro forma (unaudited)	—	129	172
Additional paid-in capital	6,315	50,490	82,064
Accumulated other comprehensive loss	(373)	(565)	(565)
Accumulated deficit	(74,198)	(78,969)	(78,969)

Total stockholders’ equity (deficit)	(68,256)	(28,915)	$2,702

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)	$15,143	$26,751

See notes to consolidated financial statements.

ENVIVIO, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except for share and per share amounts)

	Year Ended January 31,
	2009	2010	2011
Revenue	$18,664	$16,288	$30,004
Cost of revenue	10,085	7,482	11,504

Gross profit	8,579	8,806	18,500
Operating expenses:
Research and development	7,878	4,908	5,152
Sales and marketing	9,698	6,980	8,886
General and administrative	5,840	5,309	6,449

Total operating expenses	23,416	17,197	20,487

Loss from operations	(14,837)	(8,391)	(1,987)
Interest expense, net	(1,557)	(850)	(270)
Other income (expense), net	695	86	(61)

Loss before provision for income taxes	(15,699)	(9,155)	(2,318)
Provision for income taxes	70	22	167

Net loss	(15,769)	(9,177)	(2,485)
Deemed dividend on convertible preferred stock	—	—	(2,286)

Net loss attributable to common stockholders	$(15,769)	$(9,177)	$(4,771)

Net loss per share of common stock, basic and diluted	$(2.84)	$(1.62)	$(0.06)

Shares used in computing net loss per share of common stock, basic and diluted	5,543,689	5,661,128	82,591,441

Pro forma net loss per share of common stock, basic and diluted (unaudited)			$(0.04)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)			129,061,385

See notes to consolidated financial statements.

ENVIVIO, INC. AND SUBSIDIARIES

Consolidated Statements of Convertible Preferred Stock and of Stockholders’ Deficit

(in thousands, except for share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of February 1, 2008	20,299,573	$40,692	363,071	$—	$6,220	$(126)	$(49,252)	$(43,158)
Issuance of Series G convertible preferred stock for cash, net of issuance costs of $205	8,703,217	10,674	—	—	—	—	—	—
Issuance of Series G convertible preferred stock from conversion of bridge loans	7,296,781	9,121	—	—	—	—	—	—
Exercise of stock options	—	—	22,520	—	4	—	—	4
Stock-based compensation	—	—	—	—	41	—	—	41
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	(152)	—	(152)
Net loss	—	—	—	—	—	—	(15,769)	(15,769)

Total comprehensive loss								(15,921)

Balance as of January 31, 2009	36,299,571	60,487	385,591	—	6,265	(278)	(65,021)	(59,034)
Issuance of Series G convertible preferred stock for cash, net of issuance costs of $22	4,000,002	4,978	—	—	—	—	—	—
Exercise of stock options	—	—	33,684	—	4	—	—	4
Issuance of common stock	—	—	24,000	—	1	—	—	1
Stock-based compensation	—	—	—	—	45	—	—	45
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	(95)	—	(95)
Net loss	—	—	—	—	—	—	(9,177)	(9,177)

Total comprehensive loss								(9,272)

Balance as of January 31, 2010	40,299,573	65,465	443,275	—	6,315	(373)	(74,198)	(68,256)
Issuance of Series E and F convertible preferred stock upon exercise of warrants	964,997	10	—	—	—	—	—	—
Conversion of Series B, C, D, E and F convertible preferred stock to common stock	(21,264,570)	(40,704)	33,908,416	34	40,670	—	—	40,704
Issuance of Series H convertible preferred stock and common stock for cash, net of issuance costs of $288	19,382,800	5,645	88,259,208	88	2,561	—	—	2,649
Issuance of Series H convertible preferred stock and common stock from conversion of bridge loans	2,998,571	1,005	6,687,508	7	193	—	—	200
Deemed dividend on convertible preferred stock	—	—	—	—	—	—	(2,286)	(2,286)
Stock-based compensation	—	—	—	—	751	—	—	751
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	(192)	—	(192)
Net loss	—	—	—	—	—	—	(2,485)	(2,485)

Total comprehensive loss								(2,677)

Balance as of January 31, 2011	42,381,371	$31,421	129,298,407	$129	$50,490	$(565)	$(78,969)	$(28,915)

See notes to consolidated financial statements.

ENVIVIO, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,769)	$(9,177)	$(2,485)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	616	835	1,048
Amortization of debt discount	448	194	58
Stock-based compensation	41	45	751
Inventory provision	53	277	82
Bad debt expense	286	215	35
Fair value remeasurement of warrant liability	(622)	(117)	113
Changes in operating assets and liabilities:
Accounts receivable	(254)	903	(3,779)
Inventory	(77)	1,006	116
Prepaid expenses and other current assets	9	185	182
Deferred inventory costs	(1,558)	289	(2,037)
Other assets	9	2,217	(30)
Accounts payable and accrued liabilities	(895)	20	5,177
Deferred revenue	4,552	(929)	4,298
Other non-current liabilities	(26)	544	128

Net cash (used in) provided by operating activities	(13,187)	(3,493)	3,657

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,070)	(819)	(1,310)

Net cash used in investing activities	(1,070)	(819)	(1,310)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable and related warrants	3,755	—	—
Payments on notes payable	(2,863)	(3,958)	(2,727)
Proceeds from issuance of bridge loans and related warrants	8,935	1,000	—
Proceeds from issuance of Series G convertible preferred stock, net of issuance costs	10,674	4,978	—
Proceeds from issuance of Series H convertible preferred stock and common stock, net of issuance costs	—	—	6,206
Proceeds from issuance of common stock	4	5	—
Proceeds from exercise of Series E and Series F warrants	—	—	10

Net cash provided by financing activities	20,505	2,025	3,489

Effect of exchange rate changes on cash and cash equivalents	(22)	(263)	(149)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,226	(2,550)	5,687
CASH AND CASH EQUIVALENTS — Beginning of period	654	6,880	4,330

CASH AND CASH EQUIVALENTS — End of period	$6,880	$4,330	$10,017

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$822	$813	$233

Cash paid for income taxes	$28	$10	$35

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of bridge loans to Series G convertible preferred stock	$9,121	$—	$—

Conversion of bridge loans to Series H convertible preferred stock and common stock	$—	$—	$1,005

Conversion of Series B, C, D, E and F convertible preferred stock to common stock	$—	$—	$40,704

Deemed dividend on convertible preferred stock	$—	$—	$2,286

See notes to consolidated financial statements.

ENVIVIO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Envivio, Inc. (the “Company”) was incorporated in the state of Delaware on January 5, 2000. The Company is a leading provider of IP video processing and distribution solutions to mobile and broadband service providers, cable multiple system operators, direct broadcast satellite service providers and content providers, which includes broadcasters and content publishers, owners, aggregators and licensees. The Company is headquartered in South San Francisco, California and maintains operations in North America, Europe (including research and development operations in France) and Asia Pacific.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring operating losses since inception and has an accumulated deficit of $79.0 million and a total stockholders’ deficit of $28.9 million as of January 31, 2011. Notwithstanding the foregoing, the Company’s operating results in the year ended January 31, 2011 showed significant improvement as compared to prior years, as reflected in higher revenue and gross profit, lower operating and net losses and in the generation of positive cash flows from operations. Further, as of January 31, 2011, the Company had positive working capital, $10.0 million in cash and cash equivalents and no borrowings outstanding. Since inception, the Company has relied primarily on the proceeds from equity offerings and debt proceeds to finance its operations. Management plans to continue to finance the Company’s operations with a combination of equity issuances, debt arrangements and cash provided by operations. However, there can be no assurance that additional funding will be available to the Company on acceptable terms on a timely basis, if at all, or that the Company will generate sufficient cash from operations to adequately fund its operating needs or ultimately achieve profitability. If the Company is unable to raise additional capital to fund its operations or generate sufficient cash from operations to adequately fund its operations, it will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on the Company’s ability to execute on its business plan. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, allowances for doubtful accounts, valuation of inventory and deferred inventory costs, useful lives of property and equipment, valuation of deferred tax assets, valuation of equity and liability instruments and stock-based compensation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments of the carrying values of assets and liabilities. Actual results could differ materially from these estimates.

Unaudited Pro Forma Stockholders’ Equity

The pro forma financial information as of January 31, 2011 presents the equity-related components of the Company’s consolidated balance sheet as though all of the Company’s convertible preferred stock outstanding had automatically converted into shares of common stock upon the completion of a qualified initial public offering of the Company’s common stock. In addition, the pro forma balance sheet assumes the reclassification of the warrant liability to additional paid-in capital upon completion of a qualified initial public offering of the Company’s common stock. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma information.

Risk and Uncertainties

The Company is subject to a number of risks similar to other comparable companies in the video processing and distribution industry. These risks include, but are not limited to, the level of capital spending by telecommunications, cable and satellite service providers, as well as, more recently, the emerging broadcast, media and Internet content providers, its reliance on channel partners, a lengthy sales cycle, dependence on the development of new products and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, dependence on a single contract manufacturer and a limited number of suppliers, and the rapidly changing nature of the video processing and distribution industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products could have a material adverse effect on the Company’s operating results, financial condition and cash flows.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities purchased with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents is comprised of demand deposits and money market funds and is stated at amounts that approximate fair value.

Accounts Receivable and Allowances for Doubtful Accounts

Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and performs ongoing credit evaluations of its customers and provides an allowance for expected losses. The Company maintains an allowance for doubtful accounts based upon the age of its accounts receivable, current economic trends, credit-worthiness of the customers and customer payment history. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable.

The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended January 31,
	2009	2010	2011
Allowance – beginning of period	$475	$448	$632
Bad debt expense	286	215	35
Write-offs, net of recoveries and other adjustments	(313)	(31)	(12)

Allowance – end of period	$448	$632	$655

Concentration of Risks

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of money market funds and demand deposits with financial institutions which may exceed FDIC limits. The Company has not experienced any losses related to its cash and cash equivalents. Two customers accounted for 14% and 11% of accounts receivable as of January 31, 2010 and another two customers accounted for 41% and 23% of accounts receivable as of January 31, 2011.

Certain of the components and subassemblies included in the Company’s products are obtained from a single source or a limited group of suppliers. In addition, the Company relies on a single third party to manufacture its products. Although the Company seeks to reduce dependence on those sole source and limited source suppliers and its manufacturer, the partial or complete loss of certain of these sources could have a material adverse effect on the Company’s operating results, financial condition and cash flows, and damage its customer relationships.

Inventories

Inventories are valued at the lower of average cost or market value. Inventories are comprised of hardware and related component parts of its finished goods. The Company establishes provisions for excess and obsolete inventories after evaluating historical sales, future demand, market conditions, expected product lifecycles and current inventory levels to reduce such inventories to their estimated net realizable value. Such provisions are made in the normal course of business and charged to cost of revenue in the consolidated statement of operations. During the years ended January 31, 2009, 2010 and 2011, the Company recorded write-offs for excess and obsolete inventories of $53,000, $277,000 and $82,000.

Deferred Inventory Costs

Deferred inventory costs represent the cost of products that have been delivered to the customer, but product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria. The deferred inventory costs are recognized when the related revenue is recognized.

Property and Equipment, net

Property and equipment, net is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are recorded at cost with any reimbursement from the landlord being accounted for as deferred rent, which is amortized using the straight-line method over the lease term. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term. Costs for demo inventory held by the Company’s customers are also included within property and equipment as of January 31, 2011. Demo inventory is depreciated over the estimated useful lives of the assets which are two years. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess of the carrying value of the asset over the estimated fair value of the asset. As of January 31, 2011, the Company has not written down any of its long-lived assets as a result of impairment.

Revenue Recognition

The Company’s revenue is derived primarily from two sources: (i) product revenue from the sale of IP video processing and distribution solutions, including hardware and software products, and (ii) revenue from the sale of related professional services and support and maintenance agreements. The Company’s revenue from professional services and support and maintenance represents less than 10% of the total revenue for each of the reported years. The Company’s video processing solutions include software that is more-than-incidental to the functionality of the hardware and, accordingly, the sale is accounted for as a sale of software in accordance with the applicable software revenue recognition guidance. Support typically includes telephone and email access to technical support personnel. Software updates provide customers with rights to software product enhancements and to maintenance releases and patches released during the term of the support period.

For arrangements with multiple deliverables such as sales of our solution with software that include support, training or other professional services, the Company allocates revenue to the delivered elements of the arrangement using the residual value method based on the vendor specific objective evidence (“VSOE”) of fair value of the undelivered items. VSOE of fair value for undelivered elements is determined based upon prices paid by the customers for the separate renewal or sales of such services. If sufficient VSOE of fair value does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (i) such sufficient VSOE of fair value does exist or (ii) all elements of the arrangement have been delivered. Under those circumstances, if the only undelivered element is post-contract support, the entire fee is recognized ratably over the contractual post-contract support period, which is typically one year but can be as long as five years.

The Company recognizes revenue only when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. The Company evaluates each of these criteria as follows:

•	Evidence of an arrangement – Contracts or customer purchase orders are used to determine the existence of an arrangement.
•

Delivery – Delivery is considered to occur when title has been transferred, except in instances where final acceptance of the product, system or solution is specified by the customer. In these instances, revenue is deferred until acceptance criteria have been met. In the case of electronic delivery of the licensed software, title transfers when the customer is given access to download the software.

•

Fixed or determinable fee – The Company assesses whether fees are fixed or determinable at the time of sale. The Company only considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment. The Company’s payment terms may vary based on the country in which the agreement is executed and the credit standing of the individual customer, among other factors. If the arrangement fee is not fixed or determinable, revenue is recognized as amounts become due and payable.

•

Collection is deemed probable – Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, it defers the revenue until cash collection.

Revenue from support and maintenance services arrangements are recognized ratably over the term of the maintenance agreement, which is typically one year. The unrecognized revenue portion of the maintenance agreements billed is recorded as deferred revenue. The costs associated with services are recognized as incurred. The Company recognizes revenue from professional services on the performance of the services. The Company does not have VSOE of fair value for professional services as they are always combined with product sales. The Company recognizes the revenue on such combined arrangements when all professional services have been delivered to the customer.

Revenue from channel partners is recognized on delivery, provided that the criteria for revenue recognition have been met. The Company’s agreements with these channel partners have terms which are generally consistent with the standard terms and conditions for the sale of the Company’s equipment to end users and do not provide for product rotation or pricing allowances, and do not allow for sales returns.

Shipping and Handling Costs

Shipping and handling costs incurred for inventory purchases and product shipments are recorded in cost of revenue in the Company’s consolidated statements of operations.

Deferred Revenue

A portion of the Company’s deferred revenue represents customer payments made in advance for support and maintenance contracts because the Company typically bills support contracts on an annual basis in advance and recognizes the associated revenue ratably over the support period, which typically is a one-year term, but was as long as five years for certain arrangements entered into during the years ended January 31, 2008 and 2009. Deferred revenue also includes arrangements where, in prior years, the Company did not have VSOE of fair value for support and maintenance services. When the Company did not have VSOE of fair value for the support services, revenue from the entire arrangement was recognized ratably over the support period.

The Company also records deferred revenue for arrangements that include undelivered professional services because the Company has not established VSOE of fair value for these services. In these arrangements, the Company defers the revenue from the entire arrangement until the professional services are delivered, which typically ranges from two weeks to three months after the delivery of the product. Deferred revenue also includes arrangements where final acceptance of the product, system or solution is specified by the customer, and the recognition of revenue for these arrangements is deferred until all acceptance criteria are met.

Capitalized Software Development Costs

The Company charges product development costs to expense as incurred until technological feasibility is attained and all other research and development activities for the hardware components of the product have been completed. Technological feasibility is attained when the planning, design and testing phase related to the development of the Company’s software has been completed and the software has been determined viable for its intended use. The time between the attainment of technological feasibility and the completion of software development has historically been relatively short with immaterial amounts of development costs incurred during this period. Accordingly, the Company has not capitalized any software development costs.

Foreign Currency Translation

For each of the Company’s foreign subsidiaries, the functional currency is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using period-end exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates in effect during each period. The effects of foreign currency translation adjustments are included in accumulated other comprehensive loss, a separate component of stockholders’ deficit. Also recorded as foreign currency translation adjustments are transaction gains and losses on long-term intercompany balances for which settlement is not planned or anticipated in the foreseeable future.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, management concludes that it is more likely than not that the deferred tax assets will not be realized.

The Company follows the accounting guidance for accounting for uncertainty in income taxes. The accounting guidance requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company’s tax return. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite the Company’s belief that the tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. As of January 31, 2010 and 2011, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes in the accompanying consolidated statements of operations. Accrued interest and penalties are included within other non-current liabilities in the consolidated balance sheet.

Warranty

The Company generally provides a warranty for its products, software and services. The initial warranty period for all products commences on the date of purchase and continues in effect for the following consecutive 12 months. The warranty period can be extended if the customer has purchased a support agreement. The warranty period continues for the duration of a valid support agreement between the Company and the customer under which the payment of support and maintenance fees is current. To date, the Company’s warranty expense has not been significant. Therefore, the Company did not provide for a warranty accrual as of January 31, 2010 and 2011.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based payment awards made to employees and directors based on the estimated fair value of the awards on the date of grant. The Company determines the grant date fair value of the awards using the Black-Scholes option-pricing model and recognizes the related stock-based compensation generally on a straight-line basis over the vesting period of the awards. Stock-based compensation expense is based on the value of the portion of stock-based payment awards that are ultimately expected to vest. As such, the Company’s stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the event of a modification, the fair value of the awards immediately before and after the modification is determined and the incremental values, if any, are also recognized over the remaining vesting period of the modified awards.

Convertible Preferred Stock Warrants

The Company accounts for its freestanding warrants for shares to purchase the Company’s convertible preferred stock that are contingently redeemable as liabilities at fair value on the consolidated balance sheets because these warrants may obligate the Company to redeem these warrants at some point in the future. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized within other income (expense) on the consolidated statements of operations. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or if they become common stock warrants after the conversion of the convertible preferred stock immediately before the initial public offering. At that time, the warrant liability related to the warrants will be reclassified to additional paid-in capital.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). For the Company, other comprehensive income (loss) includes foreign currency translation adjustments. Total comprehensive loss has been disclosed in the consolidated statements of convertible preferred stock and of stockholders’ deficit.

Fair Value Measurements

The Company measures and reports its cash equivalents and convertible preferred stock warrant liabilities at fair value. The accounting guidance for fair value measurements provides a framework for measuring fair value and expanding related disclosures. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The guidance also establishes a hierarchy which requires an entity to maximize the use of observable inputs, when available. The guidance requires that each fair value measurement be classified and disclosed in one of the following three categories:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
•

Level 2: Observable inputs (other than Level 1 prices) such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

•	Level 3: Unobservable inputs that involve management judgment and are supported by little or no market activity.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s Level 1 assets consist of its money market accounts. The Company’s Level 3 liabilities consist of its convertible preferred stock warrants. The Company did not have any other financial assets or liabilities that are measured and reported at fair value.

Foreign Tax Credits

The Company’s foreign tax credit asset consists primarily of amounts due from the Government of France for research and development incentives provided to the Company’s French subsidiary. The French research tax credit is general and does not target any specific sector or type of company. Eligible expenditures include human and material resources allocated to research and development, subcontracted research and development costs, technological costs and patent protection. The amounts due from the Government of France are determined on a cost reimbursement basis. The French research tax credit is deducted from the French tax to be paid; or in the event taxes are not due it is refunded. As the French research tax credit is related to the Company’s research and development expenditures and is refundable regardless of whether any French tax is owed, the credits earned of $1.1 million, $1.5 million and $1.2 million for the years ended January 31, 2009, 2010 and 2011 were recorded as a reduction of research and development expenses.

Common Stock

The Company has two classes of common stock, consisting of Series 1 common stock (“Series 1”) and Series 2 common stock (“Series 2”), which are identical except with respect to voting rights. The Series 1 do not have the right to vote, except as required by law, and the Series 2 are allowed one vote on all matters subject to a vote of the stockholders. Further, there are a number of safeguards built into the Company’s Certificate of Incorporation, as well as Delaware law, which preclude the board of directors from declaring or paying unequal per share dividends on the Series 1 and Series 2 stock. Specifically, Delaware law provides that amendments to the Company’s Certificate of Incorporation, which would have the effect of adversely altering the rights, powers or preferences of a given class of stock (in this case the right of the Series 1 to receive an equal dividend to any declared dividend on the Series 2), must be approved by the class of stock adversely affected by the proposed amendment.

Net Loss per Share of Common Stock

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate the Company’s basic net loss per share of common stock includes those shares purchased with the notes receivable from stockholders even though these shares are not deemed to be issued for accounting purposes until the notes are repaid because these are legally outstanding shares that are eligible to receive dividends if declared by the board of directors. The diluted net loss per share of common stock is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options to purchase common stock, stock purchase rights and warrants to purchase convertible preferred stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive.

The Company has two classes of common stock; however, because the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share of common stock will, therefore, be the same for both Series 1 and Series 2 common stock on an individual or combined basis. Therefore for the calculations of the basic and diluted net loss per share of common stock, the Company combined the weighted-average Series 1 and Series 2 common stock.

Pro Forma Net Loss per Share of Common Stock

Pro forma basic and diluted net loss per share of common stock have been computed to give effect to the assumed conversion of the convertible preferred stock into common stock upon a qualified initial public offering of the Company’s common stock. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the warrant liability as these amounts will be reclassified to additional paid-in capital upon a qualified initial public offering.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued revised guidance for revenue recognition with multiple deliverables. This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This revised guidance is effective for the Company beginning in the first quarter of the year ending January 31, 2012. The Company is currently evaluating the potential impact, if any, of the adoption of the revised accounting guidance. The Company plans to adopt the new revenue recognition standard as of February 1, 2011 on a prospective basis.

In October 2009, the FASB issued revised guidance for the accounting for certain revenue arrangements that include software elements. This guidance amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. This revised guidance is effective for the Company beginning in the first quarter of the year ending January 31, 2012. The Company plans to adopt the new revenue recognition standard as of February 1, 2011 on a prospective basis but is still evaluating the potential impact of the revised guidance. As a result of the new guidance, the Company expects that new revenue arrangements will no longer be subject to software accounting and instead will be subject to the new multiple-element deliverable accounting, and that the portion of the deferred revenue related to arrangements with undelivered professional services will likely decline since the Company may be able to defer the estimated selling price of the professional services under the new rules, rather than deferring the entire arrangement.

2. Balance Sheet Items

Prepaid expenses and other current assets are comprised of the following (in thousands):

	January 31, 2010	January 31, 2011
Foreign tax credits refundable	$1,568	$1,391
Prepaid expenses	898	1,153

Prepaid expenses and other current assets	$2,466	$2,544

Property and equipment, net consist of the following (in thousands):

	January 31, 2010	January 31, 2011
Computers and equipment	$2,889	$3,864
Software	888	1,089
Furniture and fixtures	689	797
Leasehold improvements	124	128

Total property and equipment	4,590	5,878
Less: Accumulated depreciation and amortization	(3,074)	(4,101)

Property and equipment, net	$1,516	$1,777

Total depreciation and amortization expense was $616,000, $835,000 and $1.0 million during the years ended January 31, 2009, 2010 and 2011.

3. Fair Value of Financial Instruments

The fair value of the Company’s financial assets and liabilities measured on a recurring basis is as follows (in thousands):

January 31, 2010	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$164	$164	$—	$—
Liabilities:
Warrant liability	83	—	—	83

Total	$247	$164	$—	$83

January 31, 2011
Assets:
Money market funds	$165	$165	$—	$—
Liabilities:
Warrant liability	196	—	—	196

Total	$361	$165	$—	$196

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

	Year Ended January 31,
	2009	2010	2011
Fair value — beginning of period	$311	$200	$83
Issuance of warrants	511	—	—
Change in fair value of Level 3 liabilities	(622)	(117)	113

Fair value — end of period	$200	$83	$196

4. Long-Term Debt

Long-term debt outstanding as of January 31, 2010 and 2011 consisted of the following (in thousands):

	January 31, 2010	January 31, 2011
Notes payable	$2,674	$—
Other notes	—	—
Bridge loans	1,000	—

	3,674	—
Less: current portion	(3,674)	—

Long-term debt	$—	$—

Notes Payable

In June 2007, the Company entered into a debt agreement with a commercial lender that provided the Company with debt financing in the form of notes payable for up to $6.0 million for general corporate purposes. As security for the borrowing, the Company granted a first priority security lien on all assets. The notes were generally payable over two to three years with interest only payments for the first six months and carried interest rates ranging from prime plus 0.75% to 9.25%. This debt facility expired during the year ended January 31, 2011. During the years ended January 31, 2008 and 2009, the Company drew down $4.5 million and $0.8 million in notes payable that were due on various dates between August 2010 and January 2011. The Company did not draw on these notes during the years ended January 31, 2010 or 2011. All amounts drawn on these notes were fully repaid as scheduled during the year ended January 31, 2011. To facilitate the note agreements during the year ended January 31, 2008, the Company issued warrants to acquire 229,366 shares of Series F convertible preferred stock to the lender. The outstanding notes payable balances were reduced by the fair value of the warrants of $301,000 which was recorded as a debt discount and amortized over the term of the notes.

In May 2008, the Company entered into another debt agreement with the same lender to borrow up to $3.0 million in the form of notes payable. The notes were secured by all of the Company’s assets and were due in December 2010. All amounts drawn on these notes were fully repaid as scheduled during the year ended January 31, 2011. The Company drew the entire amount of the loan in July 2008 and issued warrants to purchase 360,000 shares of Series G convertible preferred stock in connection with this borrowing. The notes payable were reduced by the fair value of the warrants of $249,000 which was recorded as a debt discount and amortized over the term of the notes. The notes were generally payable over one to two years and carried an interest rate of 15%. This debt facility expired during the year ended January 31, 2011.

As of January 31, 2010 and 2011, outstanding amounts underlying these notes payable were $2.7 million and $0. The unamortized discounts on the notes payable were $58,000 and $0 as of January 31, 2010 and 2011. Amortization of the debt discounts related to the warrants issued with the notes was $186,000, $194,000 and $58,000 during the years ended January 31, 2009, 2010 and 2011.

Other Notes

During the year ended January 31, 2009, the Company’s French subsidiary obtained a loan from a French bank for $750,000. The loan carried an interest rate of 6.4% and was secured by the Company’s French research and development tax credit. The loan was repaid in full during the year ended January 31, 2010 along with interest of $27,000. Therefore, there were no amounts outstanding under this loan as of January 31, 2010 and 2011.

Bridge Loans

During the year ended January 31, 2009, the Company entered into secured convertible note and warrant purchase agreements with various investors for total proceeds of $8.9 million. The convertible notes carried an interest rate of 8%. The convertible notes and accrued interest of $186,000 converted into 7,296,781 shares of Series G convertible preferred stock at the purchase price of $1.25 per share upon completion of the financing in September 2008 and, accordingly, no amounts were outstanding under these convertible notes after the conversion. In conjunction with the issuance of the convertible notes, the Company issued warrants to purchase 382,061 shares of Series F convertible preferred stock which were recorded as a debt discount at fair value of $262,000 and were fully amortized by the time the convertible notes converted.

During the year ended January 31, 2010, the Company entered into secured convertible note and warrant purchase agreements with various investors for total proceeds of $1.0 million. The convertible notes carried an interest rate of 1% and were due in June 2010. The convertible notes and accrued interest of $5,000 converted into 2,998,571 shares of Series H convertible preferred stock at the purchase price of $0.34 per share upon completion of the financing in June 2010 and, accordingly, no amounts were outstanding under these convertible notes after the conversion.

There were no amounts outstanding under these bridge loans as of January 31, 2011.

Line of Credit

In November 2010, the Company entered into a revolving line of credit with a commercial lender that allows for draws of up to $5.0 million for general corporate purposes. Amounts borrowed must be repaid prior to the maturity date in November 2012. Interest accrues at a floating per annum rate equal to either the (i) greater of (x) the prime rate plus 2.75% or (y) 6.75% if the liquidity ratio for the immediately preceding month does not meet a minimum threshold or (ii) greater of (x) the prime rate plus 1.75% or (y) 5.75% in all other instances. The Company paid commitment fees in the amount of $106,000 and a good faith deposit of $25,000 to facilitate the agreement. The lender for this line of credit has a first priority perfected security interest in all of the Company’s assets. The Company has not drawn down any amounts under this line of credit and, accordingly, there were no amounts outstanding under this agreement as of January 31, 2011.

5. Commitments and Contingencies

Operating Leases

The Company leases facilities under operating leases expiring at various dates through 2017. As of January 31, 2011, future minimum payments under the Company’s noncancellable leases are as follows (in thousands):

Year Ending January 31,	Future Lease Payments
2012	$743
2013	506
2014	102
2015	102
2016	102
Thereafter	20

Total	$1,575

Rental expense totaled $462,000, $603,000 and $581,000 during the years ended January 31, 2009, 2010 and 2011.

Contingency

The Company is currently in discussions with a third party over royalties owed by the Company on a license agreement. The Company has calculated and accrued the royalty payments in accordance with its understanding of the related agreement, however, the licensor disagrees with the Company’s calculations while claiming to be owed an additional $330,000. As of January 31, 2011, the Company believes that it is not probable that any significant additional liability beyond what is currently recorded will result from this contingency.

Litigation Matters

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company is not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition or results of operations.

Indemnification

The Company may in the ordinary course of business agree to defend and indemnify some customers against legal claims that the Company’s products infringe on certain U.S. patents or copyrights. Certain of the Company’s employment agreements or arrangements with members of the board of directors also include indemnification provisions. The terms of such obligations may vary. To date, the Company has not been required to make any payments resulting from such infringement or director indemnifications.

6. Stockholders’ Deficit

As of January 31, 2011, the Company was authorized to issue 45,360,000 shares of convertible preferred stock, in series, and 250,000,000 shares of common stock, in series.

Common Stock

The Company’s common stock is divided into Series 1 and Series 2 common stock. The designations and rights of the Series 1 and Series 2 are identical except for their respective voting rights as the Series 1 do not have the right to vote, except as required by law, and the Series 2 are allowed one vote on all matters subject to a vote of the stockholders. The holders of common stock, including shares legally outstanding from stock purchase rights that are exercised with notes, are also entitled to receive non-cumulative dividends whenever funds are legally available and if declared by the board of directors, subject to the rights of all classes of stock outstanding.

Shares of common stock authorized, issued and outstanding, by series, as of January 31, 2011 consist of the following:

	January 31, 2011
	Authorized	Issued and Outstanding
Series 1	20,000,000	9,894,156
Series 2	230,000000	119,404,251

	250,000,000	129,298,407

Shares of common stock reserved for issuance on an as-if converted basis is as follows as of January 31, 2010 and 2011:

	January 31, 2010	January 31, 2011
Conversion of convertible preferred stock	52,891,049	42,381,371
Exercise of stock options	10,287,862	27,967,693
Available for option grants	1,091,945	1,053,079
Exercise of Series E warrants	996,925	—
Exercise of Series F warrants	698,739	—
Exercise of Series G warrants	360,000	360,000

	66,326,520	71,762,143

Convertible Preferred Stock

In June 2010, the Company amended its Certificate of Incorporation (“COI”) to amend the automatic conversion features for the outstanding shares of Series B, C, D, E and F convertible preferred stock such that these shares would automatically convert into common stock immediately prior to the consummation of the sale of $3.0 million of the yet to be issued Series H convertible preferred stock without any further action by the preferred stockholders. The automatic conversion rate, which was not amended within the updated COI, is as follows: each share of the Series B shares will convert into 72 shares of common, each share of the Series C shares will convert into 52 shares of common, each share of the Series D shares will convert into 1 share of common, each share of the Series E shares will convert into 1 share of common, and each share of the Series F shares will convert into 1.1428 shares of common. Also in conjunction with the amendment to the automatic conversion features for the convertible preferred stock, the Company amended all outstanding Series E and F warrants, consisting of warrants to purchase 996,925 shares of Series E and warrants to purchase 611,427 shares of Series F, to reduce the number of shares underlying the warrants to 60% of the original number of shares underlying the warrants. In addition, the Series E and F warrant exercise price was reduced to $0.01 per share from $1.25 per share for the Series E warrants and $2.06 per share for the Series F warrants.

Following the amending of the COI in June 2010, the Company completed two financing rounds by issuing 22,381,371 shares of Series H convertible preferred stock at a purchase price of $0.34 per share to existing investors in the Company. The Company received gross proceeds of $7.5 million, which included the conversion of the principal and accrued interest on a $1.0 million bridge loan received in December 2009. As an incentive to participate in the Series H financing, the Company’s existing stockholders were offered the opportunity to receive additional shares of common stock (“Incentive Shares”) if they purchased at least their full pro rata portion of the Series H financing, which was calculated based on the aggregate respective liquidation preferences for the outstanding convertible preferred stock. The existing holders of convertible preferred stock would not be penalized, however, if they did not participate, as the Incentive Shares were issued in addition to the Series H. The number of Incentive Shares to be issued was based on the series of the outstanding convertible preferred stock held by each Series H participant as follows: at a rate of 107.430618 shares of common for each share of the Series B, 77.588779 shares of common for each share of Series C, 1.492092 shares of common for each share of Series D, 1.865115 shares of common for each share of Series E, and 3.073709 shares of common for each share of Series F. As a result, the Company issued 94,946,716 Incentive Shares with the shares of Series H convertible preferred stock issued during the Series H financing.

The Series E and F warrants were exercised immediately before the conversion of the Series E and F convertible preferred stock into common stock. Then immediately upon the closing of the Series H financing, after the exercise of the warrants, the outstanding shares of Series B, C, D, E and F convertible preferred stock converted into 33,908,416 shares of common stock and only shares of Series G and H convertible preferred stock remained outstanding after the conversion and financing.

The Company accounted for the Series H financing based on the fair value of the shares of Series H convertible preferred stock and common stock issued. The $2.3 million excess of the fair value of the shares of Series H and Incentive Shares issued over the proceeds received in the financing of $7.5 million, including the conversion of the principal and accrued interest on a $1.0 million bridge loan received in December 2009, was recognized as a deemed dividend on the convertible preferred stock directly through the accumulated deficit in the statements of convertible preferred stock and stockholders’ deficit and as a charge to the net loss attributable to the common stockholders on the statements of operations during the year ended January 31, 2011.

During the year ended January 31, 2010, the Company issued 4,000,002 shares of Series G convertible preferred stock at a purchase price of $1.25 per share and received aggregate proceeds of $5.0 million. The Company incurred issuance costs related to the Series G issuances of $22,000.

During the year ended January 31, 2009, the Company issued 8,703,217 shares of Series G convertible preferred stock at a purchase price of $1.25 per share and received aggregate proceeds of $10.9 million. At the same time, the Company issued 7,296,781 shares of Series G in exchange for the conversion of bridge loan principal and interest of $9.1 million. The Company incurred issuance costs related to the Series G issuances of $205,000.

As of January 31, 2011, the authorized, issued and outstanding shares of convertible preferred stock were as follows (in thousands, except for share and per share amounts):

Series	Issuance Price per Share	Conversion Ratio	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series G1	$1.25	1.000	2,000,000	2,000,000	$2,500	$2,500
Series G2	1.25	1.000	18,360,000	18,000,000	22,272	22,500
Series H1	0.34	1.000	1,000,000	895,502	266	300
Series H2	0.34	1.000	24,000,000	21,485,869	6,383	7,200

			45,360,000	42,381,371	$31,421	$32,500

As of January 31, 2010 the authorized, issued and outstanding shares of convertible preferred stock were as follows (in thousands, except for share and per share amounts):

Series	Issuance Price per Share	Conversion Ratio	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series B	$72.00	72.000	30,067	30,067	$1,973	$2,165
Series C1	52.00	52.000	20,107	20,107	1,045	1,045
Series C2	52.00	52.000	167,632	167,632	8,524	8,717
Series D1	1.00	1.000	352,000	352,000	352	352
Series D2	1.00	1.000	3,446,882	3,446,882	3,411	3,447
Series E1	1.25	1.000	533,176	336,175	630	630
Series E2	1.25	1.000	10,738,368	9,770,518	12,123	12,213
Series F1	2.06	1.143	321,289	321,289	662	662
Series F2	2.06	1.143	6,853,466	5,854,903	11,973	12,061
Series G1	1.25	1.000	2,275,000	2,000,000	2,500	5,000
Series G2	1.25	1.000	20,000,000	18,000,000	22,272	45,000

			44,737,987	40,299,573	$65,465	$91,292

The significant rights and preferences of the various series of convertible preferred stock outstanding as of January 31, 2011 are as follows:

Conversion Rights

Holders of Series G1 and H1 convertible preferred stock have the option to convert each share into one share of Series 1 common stock and holders of Series G2 and H2 convertible preferred stock have the option to convert each share into one share of Series 2 common stock at any time. In addition, the convertible preferred stock will automatically convert into the applicable series of common stock upon an initial public offering with a share price of at least $0.67 per share and net proceeds of at least $30.0 million.

Voting Rights

Each share of Series G2 and H2 convertible preferred stock has voting rights equivalent to the number of shares of Series 2 common stock into which it is convertible and the Series G1 and H1 do not have voting rights, except as required by law. In regards to the selection of the Company’s board of directors, the Series G2 holders will elect three directors, the Series H2 holders will elect one director, the Series 2 common stock holders will elect one director and the Series G2, H2 and Series 2 common stock holders, voting together on an as-converted basis, will elect the remaining three directors.

Dividend Rights

The holders of Series G and H convertible preferred stock are entitled to receive annual noncumulative dividends at a rate of $0.10 and $0.03 per share as adjusted for stock splits, stock dividends, reverse stock splits, stock combinations, reorganizations, and the like, out of any assets available when and if declared by the board of directors. The dividends do not accrue to the holders if not declared in a particular period and the Company has not declared any dividends to date.

Liquidation Preferences

In the event of liquidation, dissolution or winding up of the Company, the holders of Series H convertible preferred stock are entitled to receive $0.34 per share and any declared but unpaid dividends prior to any other distributions. After the holders of the Series H have received their liquidation preferences, the holders of Series G are entitled to receive $1.25 per share and any declared but unpaid dividends prior to any other distributions. Any remaining assets after distribution to the holders of Series G and H convertible preferred stock will be distributed pro rata among all common and preferred stockholders on an as-converted basis. For purposes of this section, a merger or sale in which more than 50% of the outstanding voting power or capital stock are no longer held by the Company’s stockholders, or the sale of all or substantially all of the Company’s assets, will be deemed to be a liquidation of the Company.

Redemption Rights

The outstanding shares of convertible preferred stock are not redeemable.

7. Convertible Preferred Stock Warrants

Warrants

The Company has granted warrants to purchase shares of convertible preferred stock to investors as incentives during stock issuances, warrants to lenders as additional consideration for loans and warrants to a supplier as compensation for services. The warrants are fully vested upon issuance, immediately exercisable and generally expire five to eight years after issuance.

At various dates during the year ended January 31, 2008, corresponding to the related drawdown of the Company’s notes payable, the Company issued warrants to purchase 229,366 shares of Series F convertible preferred stock with an exercise price $2.06 per share to a lender. The warrants are exercisable at any time and expire at various dates through June 30, 2015. The fair value of these warrants of $301,000 was recorded as a debt discount and a warrant liability on the consolidated balance sheet on the dates of issuance. These warrants were exercised as part of the Series H financing in June 2010, and the underlying Series F convertible preferred stock was subsequently converted into common stock. Upon exercise, the related warrant liability was reclassified to additional paid-in capital.

During the year ended January 31, 2009, in conjunction with the issuance of a bridge loan in the form of a convertible note, the Company issued warrants to purchase 382,061 shares of Series F convertible preferred stock with an exercise price of $2.06 per share. The warrants are exercisable at any time and expire in March 2015. These warrants were exercised as part of the Series H financing in June 2010, and the underlying Series F convertible preferred stock was subsequently converted into common stock. Upon exercise, the related warrant liability was reclassified to additional paid-in capital.

At various dates during the year ended January 31, 2009, corresponding to the related drawdown of the Company’s notes payable, the Company issued warrants to purchase 360,000 shares of Series G convertible preferred stock with an exercise price of $1.25 per share. The warrants are exercisable at any time and expire in June 2015. These warrants had not been exercised and were still outstanding as of January 31, 2011.

The above convertible preferred stock warrants were accounted for as warrant liabilities and debt discounts on the Company’s notes payable. The warrant liabilities are remeasured to their fair value at the end of each reporting period until they are exercised or expire.

Warrant activity during the years ended January 31, 2009, 2010 and 2011 was as follows:

	Series E Warrants	Exercise Price	Series F Warrants	Exercise Price	Series G Warrants	Exercise Price
February 1, 2008	996,925	$1.25	229,366	$2.06	—	—
Warrants granted	—		382,061		360,000	$1.25
Warrants expired or forfeited	—		—		—
Warrants exercised	—		—		—

January 31, 2009	996,925	$1.25	611,427	$2.06	360,000	$1.25

Warrants granted	—		—		—
Warrants expired or forfeited	—		—		—
Warrants exercised	—		—		—

January 31, 2010	996,925	$1.25	611,427	$2.06	360,000	$1.25

Warrants granted	—		—		—
Warrants expired or forfeited	(398,776)		(244,579)		—
Warrants exercised	(598,149)		(366,848)		—

January 31, 2011	—	$—	—	$—	360,000	$1.25

The Company calculated the fair value of the warrants during the years ended January 31, 2009, 2010 and 2011 using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended January 31,
	2009	2010	2011
Contractual term (in years)	1.7 - 6.0	1.3 - 5.4	4.4
Expected volatility	58% - 64%	59% - 67%	75%
Risk-free interest rate	0.9% - 2.1%	0.3% - 2.3%	1.5%
Expected dividend	0%	0%	0%

The fair value of the warrant liability was estimated to be $83,000 and $196,000 as of January 31, 2010 and 2011. The change in the fair value of the convertible preferred stock warrants resulted in a gain of $622,000 and $117,000 during the years ended January 31, 2009 and 2010 and a charge of $113,000 during the year ended January 31, 2011, which has been included in other income (expense), net in the statement of operations.

8. Stock Option Plan

Stock Option Plans

The Company adopted a stock option plan (the “2000 Plan”) in 2000. Under the 2000 Plan, as amended, the Company was able to grant options to purchase up to 11,816,891 shares of common stock to certain employees, directors and consultants. Under the terms of the 2000 Plan, the Company may grant incentive stock options (“ISO”), nonstatutory stock options (“NSO”), common stock purchase agreements (“CSPA”) and stock purchase rights (“SPR”). Such options are exercisable at prices generally equal to the fair value of the Company’s common stock at the date of grant, as determined by the board of directors. Awards granted under the 2000 Plan generally vest over four years with a six-month cliff period and may be exercised for a period of up to ten years. Vested options generally expire 30 days after termination of employment. In December 2010, the board of directors approved the decrease in the number of shares of common stock reserved for issuance under the 2000 Plan to 6,443,633 shares. No shares are available for future grants under the 2000 Plan as of January 31, 2011.

The Company adopted a new 2010 stock incentive plan (the “2010 Plan”) in June 2010. The aggregate number of shares which may be issued under the 2010 Plan is 23,014,223 shares. The 2010 Plan provides that only employees are eligible for the grant of ISOs and that employees, consultants and outside directors are eligible for the grant of NSOs. The 2010 Plan also allows for the grant of SPRs. Awards granted under the 2010 Plan also generally vest over four years with a six-month cliff period and may be exercised for a period of up to ten years. Vested options generally expire 30 days after termination of employment.

The following table summarizes the stock-based award activity for the 2000 Plan and the 2010 Plan during the years ended January 31, 2009, 2010 and 2011:

	Shares Available for Grant	Stock Options and SPRs Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
February 1, 2008	2,498,608	6,437,403	$0.34	8.4	$10
Additional options authorized	2,500,000	—	—
Options granted	(1,505,000)	1,505,000	0.19
SPRs and CSPAs granted	(155,000)	155,000	0.19
Options expired and forfeited	247,200	(247,200)	0.30
SPR and CSPAs expired and forfeited	—	—	0.30
Exercised	—	(22,520)	0.26

January 31, 2009	3,585,808	7,827,683	0.26	8.6	—
Options granted	(2,885,000)	2,885,000	0.03
SPRs and CSPAs granted	(200,000)	200,000	0.03
Options expired and forfeited	424,726	(424,726)	0.20
SPR and CSPAs expired and forfeited	166,411	(166,411)	0.20
Exercised	—	(33,684)	0.03

January 31, 2010	1,091,945	10,287,862	0.14	8.8	—
Additional options authorized	17,640,965	—	—
Options granted	(17,434,799)	17,434,799	0.03
SPRs and CSPAs granted	(3,959,995)	3,959,995	0.03
Options expired and forfeited	2,231,000	(2,231,000)	0.20
SPR and CSPAs expired and forfeited	1,483,963	(1,483,963)	0.20
Exercised	—	—	—

Outstanding — January 31, 2011	1,053,079	27,967,693	0.06	9.5	9,405

Vested and expected to vest — January 31, 2011		6,441,100	0.16	6.5	1,600

Vested — January 31, 2011		23,662,374	0.07	8.9	7,854

Additional information regarding the Company’s stock options outstanding and vested and exercisable as of January 31, 2011 is summarized below:

	Options Outstanding			Options Vested
Exercise Prices	Stock Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price per Share	Stock Options Outstanding	Weighted-Average Exercise Price per Share
$0.03	24,476,144	9.7	$0.03	2,997,358	$0.03
0.16	699,114	5.1	0.16	689,529	0.16
0.19	65,000	7.4	0.19	48,435	0.19
0.20	1,750,000	3.1	0.20	1,740,874	0.20
0.38	198,125	6.3	0.38	185,729	0.38
0.42	771,225	3.8	0.42	771,225	0.42
6.50	7,500	1.3	6.50	7,464	6.50
25.00	585	0.3	25.00	486	25.00

	27,967,693	9.0	0.06	6,441,100	0.16

All of the Company’s outstanding stock-based awards are exercisable at any time without regard to vesting. Accordingly shares exercised prior to vesting are included within the outstanding stock options as of each year end.

Stock Purchase Rights and Common Stock Purchase Agreements

The Company grants SPRs to its French employees and CSPAs to its executives. The SPRs and CSPAs provide the holder with a note equal to the aggregate exercise price of the related options, therefore, allowing the holder to legally exercise the related options at the time of issuance in consideration of the notes. Generally, the SPRs and CSPAs are subject to a vesting period of four years with the Company retaining the right to repurchase unvested shares at the aggregate exercise price of the underlying options. In the event that a holder’s status as an employee ceases service for any reason, the notes and the related options are cancelled. As of January 31, 2010 and 2011, 1,638,178 and 4,313,340 shares were subject to repurchase under the provisions of the SPRs and 3,602,594 and 3,107,464 shares were subject to repurchase under the provisions of the CSPAs.

The notes receivable issued to employees in conjunction with the SPRs and CSPAs are secured by the underlying shares and carry interest rates ranging from 2.1% to 5.9%. While the note terms indicate that they are full recourse, the Company has not pursued recourse in instances when a note receivable balance exceeds the fair value of the shares at the date of repurchase and, accordingly, the exercises of the SPRs and CSPAs has been considered to be nonsubstantive. Notes receivable relating to the SPRs and CSPAs are not recorded on the consolidated balance sheet due to the nonsubstantive exercise consideration. Accordingly, the SPRs and CSPAs have been accounted for as stock options and are included within the outstanding stock options as of each year end.

From January 2003 to May 2008, the Company loaned an executive officer an aggregate of $559,000 at interest rates ranging from 2.7% to 4.6% per annum, pursuant to CSPAs. These notes were also indicated to be full recourse notes and secured by a pledge of stock, however, the notes and the related exercises of the underlying options were also considered to be nonsubstantive and, as a result, the notes and legally outstanding shares were not recorded on the consolidated balance sheet due to the nonsubstantive transactions. The aggregate amount of indebtedness of this executive officer as of January 31, 2011 was $691,000. Subsequent to the end of the year on April 12, 2011, the executive officer repaid $627,000 of these notes in connection with the sale to a third party of certain shares of the Company’s common stock held by the executive officer. In addition, on April 13, 2011, the Company’s board of directors agreed to forgive an aggregate of $69,000 of outstanding principal and accrued interest, which the executive officer owed as of April 13, 2011. The Company also agreed to provide the executive officer with a tax gross-up payment to cover the executive officer’s income taxes on the cancellation of indebtedness income.

Stock-Based Compensation

The total employee stock-based compensation expense during the years ended January 31, 2009, 2010 and 2011 are recognized in the consolidated statements of operations as follows (in thousands):

	Year Ended January 31,
	2009	2010	2011
Cost of revenue	$2	$1	$37
Research and development	7	6	71
Sales and marketing	15	17	65
General and administrative	17	21	578

	$41	$45	$751

The Company uses the Black-Scholes option-pricing model to estimate the fair value of the Company’s stock options on each grant date. The Black-Scholes option-pricing model takes into account inputs such as the exercise price, the fair value of the underlying common stock at the grant date, expected term, expected volatility, risk-free interest rate and expected dividend.

•

Expected term – The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company used the simplified method to determine the expected term as provided by the Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For option grants that are not considered “plain vanilla,” the expected term is based on historical option exercise behavior and post-vesting cancellations of options by employees.

•

Expected volatility – The expected volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the expected term of the award because the Company has limited information on the volatility of the common stock since it has no trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational and economic similarities to the Company’s principle business operations.

•

Risk-free interest rate – The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

•	Expected dividend – The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

The weighted average assumptions used to estimate the fair value of the Company’s stock-based awards at the grant dates during the years ended January 31, 2009, 2010 and 2011 were as follows:

	Year Ended January 31,
	2009	2010	2011
Expected term (in years)	6.0	6.0	6.0
Expected volatility	54%	57%	59%
Risk-free interest rate	3.8%	2.5%	2.3%
Expected dividend	0%	0%	0%

In addition to the assumptions used in the Black-Scholes option-pricing model, the Company must also estimate a forfeiture rate to calculate the stock-based compensation for the awards. The forfeiture rate is based on an analysis of actual forfeitures and the Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors.

The Company is also required to estimate the fair value of the common stock underlying the stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying the stock-based awards was estimated on each grant date by the board of directors, with input from management. The board of directors is comprised of a majority of non-employee directors with significant experience in the digital media and communications software industry. Given the absence of a public trading market of the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the common stock, including among other things, valuations performed by unrelated third-party specialist, rights, preferences and privileges of the convertible preferred stock, business performance, present value of future cash flows, likelihood of achieving a liquidity event, illiquidity of the Company’s capital stock, management experience, stage of development, industry information and macroeconomic conditions.

The total estimated fair value for all stock-based compensation awards granted during the years ended January 31, 2009, 2010 and 2011 was $86,000, $47,000 and $5.6 million, after accounting for the impact of estimated forfeitures. The weighted average estimated fair value of those options granted during the years ended January 31, 2009, 2010 and 2011 was determined to be $0.03, $0.02 and $0.25 per option. The intrinsic value of options exercised during the years ended January 31, 2009, 2010 and 2011 was not significant.

As of January 31, 2011, total compensation cost not yet recognized for unvested awards was $5.0 million and is expected to be recognized over the following 3.4 years, based on the weighted average vesting term.

Modification of Stock-Based Awards

During the year ended January 31, 2011, the Company implemented a stock option exchange program whereby all holders of stock options with exercise prices of more than $0.03 were given the opportunity to exchange their stock-based awards for similar awards at a reduced exercise price of $0.03 per share under revised vesting schedules. The Company completed the option exchange program in November 2010 and ten individuals participated in the program. As a result, the Company cancelled and reissued 616,350 stock options.

The exchange program is considered a modification of the stock-based awards, which requires the calculation of incremental compensation cost. The total incremental compensation cost resulting from the exchange program was $339,000. The Company has elected to recognize the remaining unamortized original grant date fair value over the vesting period of the original award and the incremental cost over the vesting period of the new awards.

9. Net Loss per Share of Common Stock

The following table sets forth the computation of the Company’s basic and diluted net loss per share of common stock during the years ended January 31, 2009, 2010 and 2011 (in thousands, except for share and per share amounts):

	Year Ended January 31,
	2009	2010	2011
Net loss attributable to common stockholders	$(15,769)	$(9,177)	$(4,771)

Shares used in computing net loss per share of common stock, basic and diluted	5,543,689	5,661,128	82,591,441

Net loss per share of common stock, basic and diluted	$(2.84)	$(1.62)	$(0.06)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Year Ended January 31,
	2009	2010	2011
Convertible preferred stock	36,467,497	40,299,573	42,381,371
Stock options to purchase common stock	2,935,593	5,047,090	20,546,889
Shares purchased with notes	4,892,090	5,240,772	7,420,804
Convertible preferred stock warrants	1,968,352	1,968,352	360,000

The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per share of common stock during the year ended January 31, 2011 (in thousands, except for share and per share amounts):

Year Ended January 31, 2011
(unaudited)
Net loss attributable to common stockholders	$(4,771)
Change in fair value of warrant liabilities	113

Net loss used in computing pro forma net loss per share of common stock, basic and diluted	$(4,658)

Shares used in computing net loss per share of common stock, basic and diluted	82,591,441
Weighted-average pro forma adjustments to reflect assumed conversion of convertible preferred stock	46,469,944

Shares used in computing pro forma net loss per share of common stock, basic and diluted	129,061,385

Pro forma net loss per share of common stock, basic and diluted	$(0.04)

10. Income Taxes

The provision for income taxes in the consolidated statements of operations consists mainly of taxes incurred by foreign subsidiaries. The Company’s loss before provision for income taxes during the years ended January 31, 2009, 2010 and 2011 is as follows (in thousands):

	Year Ended January 31,
	2009	2010	2011
Domestic	$(15,976)	$(11,783)	$(4,088)
International	277	2,628	1,770

Loss before provision for income taxes	$(15,699)	$(9,155)	$(2,318)

The components of the provision for income taxes during the years ended January 31, 2009, 2010 and 2011 are as follows (in thousands):

	Year Ended January 31,
	2009	2010	2011
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	70	22	167

Total current	70	22	167

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Total provision for income taxes	$70	$22	$167

Significant components of deferred tax assets as of January 31, 2010 and 2011 are as follows (in thousands):

	January 31, 2010	January 31, 2011
Current deferred tax assets:
Reserves and accruals	$1,157	$717
Deferred revenue, net	2,142	688
Other	9	2

	3,308	1,407
Valuation allowance	(3,308)	(1,407)

Net current deferred tax assets	$—	$—
Non current deferred tax assets:
Net operating loss carryforwards	$20,422	$23,333
Fixed assets	337	130
Stock-based compensation	—	77
Tax credits	187	197
Other	231	330

	21,177	24,067
Valuation allowance	(21,177)	(24,067)

Net non-current deferred tax assets	$—	$—

Reconciliations of the statutory federal income tax to the Company’s effective income tax rate during the years ended January 31, 2009, 2010 and 2011 are as follows:

	Year Ended January 31,
	2009	2010	2011
Benefit at statutory federal rate	34.0%	34.0%	34.0%
State tax — net of federal benefit	4.9	4.9	5.6
French research tax credit	2.5	5.7	18.2
Changes in reserves for uncertain tax positions	(2.3)	(2.7)	(13.1)
Stock-based compensation	(0.1)	(0.2)	(8.2)
Other	1.4	(6.4)	(1.2)
Change in valuation allowance	(40.8)	(35.5)	(42.5)

Provision benefit for income taxes	(0.4)%	(0.2)%	(7.2)%

The Company provided a full valuation allowance for net operating losses, credits and other deferred tax assets for the state of California, the United States and France. A valuation allowance is provided when based upon the available evidence, management concludes that it is more likely than not that some portion of the deferred tax assets will not be realized. The Company maintained a full valuation allowance as of January 31, 2010 and 2011 due to the uncertainty of realizing future tax benefits from its net operating loss carry-forwards and other deferred tax assets. There was a decrease in the valuation allowance during the year ended January 31, 2010 of $149,000 and an increase of $989,000 during the year ended January 31, 2011.

The Company has not accrued U.S. income taxes on accumulated undistributed earnings in its foreign subsidiaries because the earnings are intended to be indefinitely reinvested.

As of January 31, 2010 and 2011, the Company had federal net operating loss carryforwards of $51.6 million and $59.4 million, and California net operating loss carryforwards of $46.7 million and $53.8 million. The Company’s federal and state net operating loss carryforwards begin to expire in 2020 and 2016.

As of January 31, 2010 and 2011, the Company had federal research credit carryovers of $20,000. As of January 31, 2010 and 2011, the Company had state research credit carryforwards of $112,000. The federal research credits will begin to expire in 2021. The state research credits carry forward indefinitely. In addition, as of January 31, 2010 and 2011, the Company had foreign tax credit carryforwards of $93,000 and $102,000 available to offset U.S. federal income taxes. Unutilized foreign tax credits are allowed as a business deduction upon expiration.

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue Code. The Company has determined that ownership changes under Section 382 have occurred and that certain tax attributes will expire due to the limitations imposed by Section 382. Accordingly, the Company has reduced its net operating loss carryforwards for federal and state purposes by $8.6 million and $3.4 million as of January 31, 2011. In addition, the Company has reduced federal research credit carryforwards by $173,000 as of January 31, 2011.

Uncertain Tax Positions

The Company remains open for audit by the United States Internal Revenue Service and state tax authorities since inception. The Company remains open for audit by the French tax authorities for the years 2006 through 2010. Most other foreign jurisdictions have statute of limitations that range from three to six years. The Company is not currently under examination by income tax authorities in federal, state or other foreign jurisdictions.

A reconciliation of the beginning and ending balances of the gross unrecognized tax benefits during the years ended January 31, 2009, 2010 and 2011 is as follows (in thousands):

	Year Ended January 31,
	2009	2010	2011
Unrecognized benefit — beginning of period	$55	$414	$663
Gross increases — current period tax adjustments	359	249	282

Unrecognized benefit — end of period	$414	$663	$945

As of January 31, 2011, the total amount of gross unrecognized tax benefits was $945,000, of which $777,000 offsets tax attributes. Unrecognized tax benefits of $168,000, if recognized, would affect the effective income tax rate in the period or periods recognized. The net unrecognized tax benefits were classified as a non-current liability in the consolidated balance sheet as of January 31, 2011.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company accrued interest and penalties of $3,000, $3,000 and $4,000 during the years ended January 31, 2009, 2010 and 2011. In addition, the Company recorded liabilities for accrued interest and penalties of $16,000 and $20,000 as of January 31, 2010 and 2011.

The Company does not believe there will be an increase or decrease of unrecognized tax benefits that may occur within the next 12 months. To the extent there is an increase or decrease, the Company believes any impact to the effective tax rate would be immaterial.

11. 401(k) Defined Contribution Plan

The Company established a defined contribution plan that meets the requirements of Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) and covers substantially all eligible employees. Employees may elect to have a percentage of their compensation contributed to the 401(k) Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company may contribute to the 401(k) Plan at the discretion of the Board of Directors. To date, the Company has made no contributions to the 401(k) Plan.

12. Segment Information

The Company’s solutions enable customers to deliver video services over broadcast, cable, internet, mobile and satellite networks. Operating segments are defined as components of an enterprise that engage in business activities for which separate financial information is available and evaluated by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker is its chief executive officer. The chief executive officer reviews financial information presented on a consolidated basis, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results beyond revenue goals or gross margins, or plans for levels or components below the consolidated unit level. Accordingly, the Company has a single reporting segment.

The Company’s revenue by geographic region, based on the location at which each sale originates, is summarized as follows (in thousands):

	Year Ended January 31,
	2009	2010	2011
North America	$2,450	$1,516	$7,806
Asia Pacific	7,111	4,969	7,229
EMEA	8,388	9,037	13,069
Central and South America	715	766	1,900

	$18,664	$16,288	$30,004

Included within the North America total in the above table is revenue from sales originating in the U.S. of $2.5 million, $1.3 million and $7.0 million during the years ended January 31, 2009, 2010 and 2011.

The Company’s property and equipment, net by geographic region is summarized as follows (in thousands):

	As of January 31,
	2010	2011
North America	$822	$789
Asia Pacific	9	4
EMEA	685	984

	$1,516	$1,777

Customers representing 10% or greater of total revenue for the periods presented were as follows (in percentages):

	Year Ended January 31,
Customers	2009	2010	2011
Customer A	19%	13%	12%
Customer B	*	*	12
Customer C	*	*	11
Customer D	*	15	*
Customer E	*	12	*

*	Less than 10%

13. Subsequent Events

On April 4, 2011, the Company amended its 2010 Stock Incentive Plan to (i) increase the maximum number of shares of common stock issuable under the plan by 10,000,000 shares and (ii) allow for the issuance of restricted stock units to those providing services to the Company.

On April 8, 2011, the Company filed a Certificate of Amendment of Restated Certificate of Incorporation to amend the anti-dilution provisions applicable to the Company’s outstanding convertible preferred stock to allow for the issuance of up to an aggregate of 39,250,000 shares of the Company’s common stock (as adjusted to reflect stock splits, stock dividends, combinations, consolidations, recapitalizations and the like) issued or issuable to employees, officers, consultants, directors, or advisors of the Company pursuant to a stock option plan or other equity incentive program approved by a majority of the board of directors.

On April 8, 2011, the Company granted options and other rights to purchase an aggregate of 3,365,000 shares of the Company’s common stock at an exercise price of $0.51 per share, including options to purchase an aggregate of 1,200,000 shares of common stock to certain non-employee directors. These options will only commence vesting upon the completion of an initial public offering and are subject to acceleration of vesting upon certain events. In addition, the option grants included an option to purchase 1,500,000 shares of the Company’s common stock granted to the Company’s Executive Chairman, which option vests only upon attainment of certain milestones and a period of time following attainment of these milestones. The vesting of this option is also subject to acceleration upon certain events.

On April 13, 2011, the Company granted 1,975,000 restricted stock units to current employees. The restricted stock units vest in accordance with specified milestones related to the Company’s stock price performance following an initial public offering and, in some cases, are subject to acceleration under certain circumstances, including a change of control.

             Shares

Common Stock

PROSPECTUS

                    , 2011

Stifel Nicolaus Weisel	Piper Jaffray

Needham & Company, LLC	William Blair & Company

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee		$8,011
Financial Industry Regulatory Authority filing fee		7,400
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s amended and restated bylaws, to be attached as Exhibit 3.2(b) hereto, provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into separate indemnification agreements, to be attached as Exhibit 10.1 hereto, with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since February 1, 2008 through January 31, 2011:

On February 25, 2008, we entered into a convertible note and warrant purchase agreement, as amended, whereby we sold an aggregate of $8,935,323 in convertible promissory notes, which converted into 467,628 shares of Series G1 convertible preferred stock and 6,829,154 shares of Series G2 convertible preferred stock as part of the Series G financing plus interest of $185,663, and warrants to purchase up to 611,427 shares of our Series F convertible preferred stock to accredited investors between February 22, 2008 and July 30, 2008. (3)

On May 30, 2008, we issued warrants to two accredited investors to purchase up to 360,000 shares of our Series G convertible preferred stock at an exercise price of $1.25 per share. (1)

From June 19, 2008 through February 22, 2010, we granted stock options to purchase 4,785,000 shares of our common stock to our directors, officers, employees and consultants pursuant to our 2000 Stock Option Plan, with exercise prices ranging from $0.03 to $0.19. (2)

From September 12, 2008 to September 14, 2009, we issued and sold an aggregate of 2,000,000 shares of our Series G1 convertible preferred stock and 18,000,000 shares of our Series G2 convertible preferred stock at $1.25 per share to 18 accredited investors for an aggregate consideration of $25,000,000. (3)

On July 20, 2009, we issued warrants to two accredited investors to purchase up to 44,000 shares of our common stock at an exercise price of $0.03 per share. (1)

On December 30, 2009, we entered into a convertible note purchase agreement, whereby we sold an aggregate of $1,000,000 in convertible promissory notes, which converted into 2,998,571 shares of Series H2 convertible preferred stock as part of the Series H financing plus interest of $4,822. (3)

From June 28, 2010 to August 6, 2010, we issued and sold an aggregate of 895,502 shares of our Series H1 convertible preferred stock, 21,485,869 shares of our Series H2 convertible preferred stock, 7,775,801 shares of our incentive Series 1 common stock and 87,170,915 shares of our incentive Series 2 common stock at $0.3351 per unit to 26 accredited investors for an aggregate consideration of $7,499,999. (3)

From September 9, 2010 to December 8, 2010, we granted stock options to purchase 21,976,144 shares of our common stock to our directors, officers, employees and consultants pursuant to our 2010 Stock Incentive Plan, with an exercise price of $0.03 per share. (2)

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

(1) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

(2) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

(3) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D promulgated under the Securities Act as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1(a)	Amended and Restated Certificate of Incorporation of the Registrant

3.1(b)*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2(a)	Bylaws of the Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

4.2	Amended and Restated Investors Rights Agreement between the Registrant and certain investors

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1*	Form of Indemnification Agreement between the Registrant and its officers and directors

10.2#	2000 Stock Option Plan and form of agreements thereunder

10.3#*	2010 Stock Incentive Plan and form of agreements thereunder

10.4#*	2011 Stock Incentive Plan and form of agreements thereunder

10.5	Lease between the Registrant and Kashiwa Fudosan America, Inc., as amended

10.6#*	Executive Employment Agreement between the Registrant and Julien Signès

10.7#*	Offer Letter between the Registrant and Erik E. Miller

10.8#*	Offer Letter between the Registrant and Kevin P. O’Keefe

10.9#*	Offer Letter between the Registrant and Anne M. Lynch

10.10#*	Change of Control Severance Agreement between the Registrant and Julien Signès

10.11#*	Change of Control Severance Agreement between the Registrant and Gianluca U. Rattazzi

10.12#*	Change of Control Severance Agreement between the Registrant and Erik E. Miller

10.13#*	Change of Control Severance Agreement between the Registrant and Kevin P. O’Keefe

10.14#*	Change of Control Severance Agreement between the Registrant and Anne M. Lynch

10.15#*	Amendment of Executive Employment Agreement for Compliance with Section 409A between the Registrant and Julien Signès

10.16#*	Amendment of Offer Letter for Compliance with Section 409A between the Registrant and Erik E. Miller

10.17#*	Amendment of Offer Letter for Compliance with Section 409A between the Registrant and Kevin P. O’Keefe

10.18#*	Amendment of Offer Letter for Compliance with Section 409A between the Registrant and Anne M. Lynch

10.19#*	Restricted Stock Unit Agreement between the Registrant and Julien Signès

10.20#*	Restricted Stock Unit Agreement between the Registrant and Gianluca U. Rattazzi

10.21#*	Restricted Stock Unit Agreement between the Registrant and Erik E. Miller

10.22#*	Restricted Stock Unit Agreement between the Registrant and Kevin P. O’Keefe

Exhibit Number	Description

10.23#*	Restricted Stock Unit Agreement between the Registrant and Anne M. Lynch

21.1	List of Subsidiaries

23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II – 7 to this Registration Statement on Form S-1)

*	To be filed by amendment

#	denotes management contract or compensatory arrangement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of South San Francisco, State of California, on the 15th day of April, 2011.

ENVIVIO, INC.

By	/S/ JULIEN SIGNÈS
Julien Signès President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Julien Signès and Erik Miller and each of them, his true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ JULIEN SIGNÈS Julien Signès	President, Chief Executive Officer and Director (Principal Executive Officer)	April 15, 2011

/S/ ERIK E. MILLER Erik E. Miller	Chief Financial Officer (Principal Financial and Accounting Officer)	April 15, 2011

/S/ GIANLUCA U. RATTAZZI Gianluca U. Rattazzi	Executive Chairman and Director	April 15, 2011

/S/ KEVIN E. DILLON Kevin E. Dillon	Director	April 15, 2011

/S/ CORENTIN DU ROY DE BLICQUY Corentin du Roy de Blicquy	Director	April 15, 2011

/S/ R. DAVID SPRENG R. David Spreng	Director	April 15, 2011

/S/ CLIFFORD B. MELTZER Clifford B. Meltzer	Director	April 15, 2011

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1(a)	Amended and Restated Certificate of Incorporation of the Registrant

3.1(b)*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2(a)	Bylaws of the Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

4.2	Amended and Restated Investors Rights Agreement between the Registrant and certain investors

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1*	Form of Indemnification Agreement between the Registrant and its officers and directors

10.2#	2000 Stock Option Plan and form of agreements thereunder

10.3#*	2010 Stock Incentive Plan and form of agreements thereunder

10.4#*	2011 Stock Incentive Plan and form of agreements thereunder

10.5	Lease between the Registrant and Kashiwa Fudosan America, Inc., as amended

10.6#*	Executive Employment Agreement between the Registrant and Julien Signès

10.7#*	Offer Letter between the Registrant and Erik E. Miller

10.8#*	Offer Letter between the Registrant and Kevin P. O’Keefe

10.9#*	Offer Letter between the Registrant and Anne M. Lynch

10.10#*	Change of Control Severance Agreement between the Registrant and Julien Signès

10.11#*	Change of Control Severance Agreement between the Registrant and Gianluca U. Rattazzi

10.12#*	Change of Control Severance Agreement between the Registrant and Erik E. Miller

10.13#*	Change of Control Severance Agreement between the Registrant and Kevin P. O’Keefe

10.14#*	Change of Control Severance Agreement between the Registrant and Anne M. Lynch

10.15#*	Amendment of Executive Employment Agreement for Compliance with Section 409A between the Registrant and Julien Signès

10.16#*	Amendment of Offer Letter for Compliance with Section 409A between the Registrant and Erik E. Miller

10.17#*	Amendment of Offer Letter for Compliance with Section 409A between the Registrant and Kevin P. O’Keefe

10.18#*	Amendment of Offer Letter for Compliance with Section 409A between the Registrant and Anne M. Lynch

10.19#*	Restricted Stock Unit Agreement between the Registrant and Julien Signès

10.20#*	Restricted Stock Unit Agreement between the Registrant and Gianluca U. Rattazzi

10.21#*	Restricted Stock Unit Agreement between the Registrant and Erik E. Miller

10.22#*	Restricted Stock Unit Agreement between the Registrant and Kevin P. O’Keefe

10.23#*	Restricted Stock Unit Agreement between the Registrant and Anne M. Lynch

21.1	List of Subsidiaries

Exhibit Number	Description

23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II – 7 to this Registration Statement on Form S-1)

*	To be filed by amendment

#	denotes management contract or compensatory arrangement.